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DAT : 10/22/07

FOSTER'S BUSINESS REVIEW 2007

Foster's Group Limited *Business Review* 2007

FOSTER'S
GROUP

AT A GLANCE

At Foster's we have a simple vision – to be one of the world's great drink companies. We own, market and distribute an international portfolio of beer, wine, spirits, cider and non-alcohol brands and our products are sold in more than 155 countries.



Australia, Asia & Pacific

Employee Numbers:	5,317
Sales volume (9L cases)	
Beer	107.5m
Wine	11.7m
Other	6.9m
Total	126.1m
NSR	$2.9b
EBITS	$870m
Wineries	14
Breweries	6
Other facilities	5
Vineyard holdings	11,846 hectares

Americas

Employee Numbers:	1,386
Sales volume (9L cases)	
Beer	5.8m
Wine	19.9m
Total	25.7m
NSR	$1.2b
EBITS	$254m
Wineries	6
Vineyard holdings	3,889 hectares

Europe, Middle East & Africa

Employee Numbers:	203
Sales volume (9L cases)	
Beer	1.3m
Wine	9.4m
Total	10.7m
NSR	$454m
EBITS	$82m
Wineries	2
Vineyard holdings	237 hectares

Sustainability highlights 2007

More than $4 million invested in community programs globally

5 per cent reduction in water used per unit of beer produced

6.5 per cent reduction in greenhouse gas emissions per unit of beer produced



Visit us: www.fostersgroup.com

*Unless otherwise stated, throughout this document 2007 refers to the year ended 30 June 2007 and all dollars are Australian dollars.

FROM THE CHAIRMAN

'We delivered sustainable earnings growth and cash flows in 2007, despite the company-changing integration of three major businesses and the foreign currency and wine supply challenges we faced.
We have proved the strength of our business model and our strategy with our third consecutive year of accelerating, double-digit earnings growth. We have placed ourselves in a strong position for 2008, as a great drinks company continuing to produce an outstanding range of quality beers, wines and other beverages.'



Frank Swan, Chairman

Our Company in review

This year has been one of great change, challenge and reward for Foster's.

We have worked through the changes and the complexities of integrating three major businesses; Carlton & United Beverages, Beringer Blass Wine Estates and the former Southcorp Limited, and have emerged stable and confident.

We have met the challenges of foreign exchange movements, grape surpluses and the commissioning of major wine packaging centres on two continents while delivering strong earnings growth.

And, since the $3.7 billion Southcorp acquisition in May 2005, we have returned $1.1 billion to shareholders through dividends and capital management programs, including a $400 million share buy-back in April this year. We have reduced net debt by $1.7 billion and gearing from 117 per cent to 55 per cent.

Delivering results

Shareholder returns were underpinned by strong revenue performance, up 4.7 per cent to $4.6 million, driven by sustained investment in brand and sales support, across categories and regions.

Operating cash flow prior to interest and tax was just over $1.2 billion and net profit before significant items and SGARA was up 16.8 per cent to $716.1 million.

Earnings per share before significant items and SGARA were up 16.7 per cent to 35.6c per share and return on capital employed for 2007 was 15 per cent, up 1.2 per cent.

In 2007, cash flow after dividends increased 6.3 per cent to $285.2 million, with an additional $721.7 million realised from the sale of the Asian brewing businesses, most of the Wine Clubs and Services businesses and the former Kent Brewery site. Cash conversion for wine was 87 per cent – a very strong result against wine industry benchmarks.

Robust operating cash flows combined with the proceeds of recent asset sales have enabled us to announce a $350 million share buy-back program to shareholders, with a fully franked annual dividend of 23.75c per ordinary share, up 10.5 per cent on 2006.

Wine growth across the entire portfolio has been a highlight, with the business achieving our highest wine growth since before the acquisition of Southcorp.

Governance and responsibility

We've also sustained our focus on effective corporate governance.

We have continued to develop and strengthen our Board through the appointment of Colin Carter and Ian Johnston, adding significant corporate governance and consumer goods management expertise, following the retirement of Brian Healy in early 2006. We have reviewed the Board's operation and refined our corporate governance policies in key areas including our Group Whistleblower policy and risk management processes.

Our remuneration and reward policies have also been improved, with a better balance between 'at risk' senior executive performance and growth in shareholder returns. Most Foster's employees will also now receive more direct short-term performance incentives that encourage increased share ownership and better retention of high potential employees.

We have also taken meaningful steps forward in our community and sustainability practices to ensure Foster's delivers sustainable benefits for our employees, community and shareholders over the long term.

The Chief Executive Officer, Trevor O'Hoy, assumed the chair of an expanded Foster's Sustainability Taskforce, which has overseen steady progress in key areas such as emission reduction, efficient water use, responsible marketing and improved health and safety outcomes.

We take our social responsibility as an alcohol producer seriously. Over the course of the year, we have boosted our overall community investment to support a range of harm mitigation and community building activities. We have funded a number of initiatives in mental health, men's health and programs that enhance access to primary health care and education pathways for youth and underprivileged communities. We are also now promoting our 'Enjoy Responsibly' message globally to consumers and working with external stakeholders on long-term cultural change programs to tackle harmful drinking.

While we can, and will continue to, do more, I am proud of our commitment to promote the responsible enjoyment of our products. We have maintained our leadership position in the Australian Corporate Responsibility Index (CRI) and the FTSE4Good Index and continue to benchmark our performance against world best practice.

Outlook

As we head into fiscal 2008, I'm confident in the fundamentals of our business and the opportunities that lie ahead.

We have a stable route-to-market in place across all three regions, giving us every confidence in building on our 2007 momentum.

We have created a refined business model, focused on growing value; a regional sales and marketing capability, structured to drive revenue growth; and a global supply capability to deliver 'best in class' procurement, logistics and supply management.

Brand investment, innovation and diversification across geographies and categories will continue to drive sustained earnings growth.

The management team have entered fiscal 2008 focused and geared for value growth. There's much to be excited about, and I look forward to another rewarding year.

FROM THE CHIEF EXECUTIVE OFFICER



"To grow, you need to chase opportunities – not wait for them to come to you. In 2007, Foster's is a leader in global premium wine and remains Australia's largest cross-category alcohol drinks business. We are financially strong, delivering accelerating shareholder returns, capturing organic growth opportunities and building an exciting future."

Trevor O'Hoy

Trevor O'Hoy, Chief Executive Officer

2007 scorecard

Our 2007 scorecard shows that we are getting many things right.

Our new regional sales structure has been a major factor in driving improved global revenues and earnings. We are growing revenue across categories and across regions. Our geographical spread of earnings is weighted to Australia, but growing fastest in our international markets.

We are becoming increasingly systematic and successful in the management of our core drinks brands. Our top five wine and beer brands now drive 68 per cent and 76 per cent of total global sales respectively. We are innovating and investing strongly behind regional champions and exploiting opportunities in new categories.

Our global supply function is bringing a new discipline to our business, in the management of costs, efficiencies, flexibility and reliability of supply. Cost increases are being well managed, with efficiency improvements a direct result of consolidating production at fewer, and more efficient, sites.

We are increasingly disciplined in our use of capital and are delivering strong business cash flow – an essential factor in our ability to manage debt and return funds to shareholders.

However, as a management team we acknowledge there is still some way to go to meet expectations.

We have one of the world's leading portfolio of drinks brands and we are continually innovating. To overcome the complexity that creates, we are reducing the size of our product portfolio as we focus on doing fewer, bigger things, better. We are also working hard at driving efficiencies from our major wine packaging centres in Australia and the United States.

Great brands

We are also applying the best of our regional model and global supply function to building and maintaining great brands.

We continue to re-invest between 8 to 10 per cent of global sales revenue into promoting our brands and targeting growth categories.

We are innovating within, and extending the offerings of, brands such as Beringer, Lindemans, Penfolds, Rosemount and Wolf Blass – leveraging the strength of globally recognised names to expand market reach and margins.

In Rosemount, we've shown that with sustained focus and investment, we can turn around a brand in decline – Rosemount returned to international growth in the second half of the 2007 financial year.

We're also building new brands to tap into growth categories. Australian low carbohydrate beer, Pure Blonde, has grown to a major national brand.

We have also launched Yellowglen Jewel, Cougar Zero and Black Douglas Zero – and soon, Lindemans Early Harvest – to capitalise on the fast growing 'lifestyle' drinks sector, featuring lower alcohol, lower carbohydrates and no sugar offerings.

We've continued to invest in our largest single brand by earnings and volume – VB. With refreshed packaging, it remains Australia's biggest-selling beer and was joined during the year by a new stable mate – VB MID – to target the important Australian mid-strength beer category.

A truly international business

One of the most important achievements of recent years is the creation of a more robust business model – structured for growth.

While Australia and beer remain the bedrock of group earnings, the strategic rationale for our move into wine, and exposure to international markets, is increasingly clear.

In 2007, our business growth was fastest outside Australia, with international wine our leading growth category. One third of group earnings are now outside Australia and wine represents over 40 per cent of total earnings. On a volume, revenue and earnings basis, international growth is outperforming Australian market growth.

Wine is a global growth category, with consumers in developed markets continuing to 'trade-up' into premium and luxury wines. The Americas, in particular, offers the greatest global wine market potential, with low per capita consumption and a developing taste for fine Californian and imported wines.

Finally, we are building geographic diversity with strong brands in leading global wine regions: Penfolds, Rosemount, Wolf Blass and Yellowglen from Australia, Beringer from California, Gabbiano from Italy, Matua from New Zealand and Lindemans now producing Australian, South African and Chilean wines. We are making the most of our flexible sourcing, wine quality focus and brand building skills.

Going for growth

Wine category growth is set to remain solid across our key sales regions, with global value set to exceed volume growth.

And we can do better. We have a clear growth pipeline and we will continue to push into new markets and segments to strengthen our model.

Most importantly, we are ready to capture the opportunities.

Our Group comprises Australia's clear No. 1 alcohol beverage business and an international wine business with both relevance and scale in a growing global category.

Financial highlights 07

Fully franked dividend
Final [illegible] cps
Total [illegible] cps

Net sales revenue
$4,559.2 million

Net operating cash flow
$[illegible] million

OCFPIT/ EBITDAS
92.3%

EBITS margin
25.4%

Net profit[1]
$[illegible] million
up 16.8%

Net sale revenue ($m)



5000
4000
3000
2000
1000
0
AGAAP
AIFRS
03
04
05
06
07

Net sales revenue up 4.7%

Net profit[1] ($m)



800
700
600
500
400
300
200
100
0
AGAAP
AIFRS
03
04
05
06
07

Net profit up 16.8%

Results Summary – Foster's Group Limited results for the year ended 30 June 2007

	FY07 $m	FY06 $m	% change
Group statutory reporting basis			
Net sales revenue (NSR)	4,555.2	4,350.9	4.7
EBIT (including material items)	1,213.5	965.6	25.6
Net material items (after tax)	107.8	(66.4)	262.3
Net profit after tax	966.2	1,166.2	(17.1)
Net operating cash flow	747.3	835.2	(10.5)
EBITS/NSR (%) (pre significant and SGARA)	25.4%	24.7%	0.7pts
Earnings per share (cents)	48.0	58.0	(17.2)
Dividend (cents per share)	23.75	21.50	10.5
Group results pre significant items and SGARA			
Net profit after tax[1]	716.1	612.9	16.8
Operating cash flow pre interest and tax (OCFPIT)	1,213.2	1,246.6	(2.7)
Earnings per share (cents)[1]	35.6	30.5	16.7

1. Net profit after tax and earnings per share are pre significant items and SGARA. Significant items include continuing material items, discontinued material items and gains or losses on sale of discontinued operations. SGARA refers to valuation adjustments required to vines and grapes in accordance with AASB141 'Agriculture'.

Results for 2005, 2006 and 2007 financial years have been prepared in accordance with Australian equivalents to International Financial Reporting Standards (AIFRS). The five year historic comparisons prepsented below for 2003 and 2004 financial years are prepared according to Australian Generally Accepted Accounting Principles (AGAAP). The financial impact of the transition to AIFRS is detailed in the 2006 financial statements available from www.fostersgroup.com.

Earnings per share[1] (cents)



40
35
30
25
20
15
10
5
0
AGAAP
AIFRS
03
04
05
06
07

Earnings per share up 16.7%

Dividends per share (cents)



25
20
15
10
5
0
AGAAP
AIFRS
03
04
05
06
07

Dividends per share up 10.5%

Overview

Building a great drinks company – first choice for consumers, customers and investors.

We operate as three strong regional businesses, supported by a global supply function. In the Americas and Europe, Middle East and Africa we produce, import and market the world's leading multi-region premium wine portfolio and our Australian beer portfolio led by our flagship brand, Foster's Lager. In Australia, Asia and the Pacific, we are a unique drinks business, producing, importing, marketing and distributing beer, wine, cider spirits and non-alcohol products. We are the leading alcohol provider in Australia, with an unrivalled brand portfolio and direct distribution model.

Business drivers

Right business model

- Leading position in global premium wine
- Australia/Pacific's leading largest alcohol business
- Regional sales model across Americas, Australia, Asia Pacific, Europe, Middle East and Africa
- Shared service capabilities

Global wine sales – 2007, 9L equivalent case sales


Europe, Middle East and Africa
9.4 million
Australia, Asia and Pacific
11.7 million
Americas
19.9 million

Growth focus

- High growth markets – International
- High growth categories – Global premium wine
- Sustainable margin growth
- Improving net sales revenue per case

2007 annual growth (per cent)


16
12
8
4
0
-2
International
Australia
Volume
Revenue
EBITS
Wine
Beer/Spirits

Developing people and leadership

- Focused leadership and strong regional teams
- Building a high performance culture
- Fostering engagement and leadership development

Participation in Individual Performance Management


Executive Management
100%
Middle Management
100
Line Manager/ Supervisor
0
20
40
60
80
100

Great brands

- World's leading premium wine brands positioned in growth categories
- No. 1 Australian cross-category alcohol portfolio
- Continuous brand investment – maintain, innovate and grow

Top five brands share of total sales volume


Wine
Beer
76 0
0
10
20
30
40
50
60
70
80

Innovation and investment

- Wine category innovation across production, regions, varieties, packaging, branding and new product development
- Building and refreshing beer, cider and spirits brands for Australia and beyond
- Product innovation pipeline – leveraging global category and consumer insights

Carlton Draught – Est. share of Aust. beer market


8
6
4
2
5.5%
3.0%
3.1%
7.4%
1990
1995
2000
2007

Supply chain excellence

- Leading global wine supply chain and group procurement capacity
- Australia and the Pacific's best brewing and distilling capability
- Australia's largest multi-beverage/direct distribution network offering single delivery across alcohol categories

Global volumes – 2007, 9L equivalent case sales


Wine
Spirits/RTDs
Beer

Sustainability and governance

- Clear commitment to generating value for our people, our communities and our shareholders over the long term
- Transparency in reporting, disclosure and action on key issues
- Dedication to promoting responsible enjoyment of our products

Community spend by category


Environment
7%
Other
11%
11%

Capital discipline

- Optimising our asset base including non-core asset divestments
- Clear investment return hurdles
- Focus on total shareholder returns

Return on capital employed (per cent)


17
16
15
14
13
16.8
13.8
15.0
2005
2006
2007

Sustainable cash flow and returns

- Consistent and sustainable earnings per share growth
- Strong cash conversion

Earnings per share* (cents)


40
35
30
25
26.6
30.5
35.6
2005
2006
2007

*pre-significant items and SGARA

EXPLORING GLOBAL WINE

Foster's has an unrivalled portfolio of 22 wineries across five countries. Our wine portfolio is made up of over 60 brands, including some of the world's leading premium wine brands and iconic labels such as Beringer, Lindemans, Wolf Blass, Penfolds, Rosemount, Matua Valley, Wynns Coonawarrra Estate and Castello di Gabbiano. Our winemakers are amongst the world's best, producing top quality, award-winning wines in each region.

UNITED STATES

Sonoma Valley

Chateau St Jean
The Sonoma region produces a diverse array of varieties, including Pinot Noir, Zinfandel, Cabernet Sauvignon, Sauvignon Blanc, Chardonnay and Pinot Gris. Chateau St. Jean has called the Sonoma Valley home since its establishment in 1973. It has experienced explosive growth in the Californian Reds market, in particular Cabernet and Merlot. Chateau St. Jean Chardonnay has become the No. 1 Sonoma County Chardonnay.

Napa Valley

Beringer
The Napa Valley has a reputation for premium wines. As the oldest continuously operating winery in the region, Beringer Vineyards is one of Napa's most trusted names. Popular varietals from the Beringer family include White Zinfandel, White Merlot, Pinot Grigio and Chenin Blanc, all of which have achieved the status of No. 1 in their categories. The flagship Beringer Private Reserve Cabernet Sauvignon has become a favourite of wine critics. The recent launch of Beringer Third Century has created a new leader in the popular US$10–$14 segment.



Margo Van Staaveren
Winemaker


BERINGER

Ed Sbragia and Laurie Hook
Winemakers

AUSTRALIA

Barossa Valley

Wolf Blass
The Barossa Valley is one of Australia's best known regions with a rich winemaking history dating back to 1847. Established in 1966, Wolf Blass has grown to become one of the world's most successful and awarded wine brands, receiving over 3000 awards, including Australia's most prestigious wine trophy, the Jimmy Watson – an unprecedented four times. Today, Wolf Blass is exported to more than 50 countries and is recognised internationally as the maker of the finest premium wines and as an icon of modern winemaking.



Caroline Dunn
Winemaker

Yarra Valley

Coldstream Hills
The Yarra Valley is one of Australia's most picturesque wine regions and the source of some of the finest Pinot Noir and Chardonnay in Australia. Coldstream Hills was established in 1985 and has grown to become one of Australia's leading wineries, with wines sold in 16 countries around the world. The 2005 Coldstream Hills Reserve Chardonnay and the St. Huberts Pinot Noir have been standouts, winning numerous awards in 2007.



Andrew Fleming
Winemaker

NEW ZEALAND

Marlborough

Matua Valley
Marlborough has grown to become New Zealand's largest and best known winegrowing region. Matua Valley was established in 1973 and produced New Zealand's first Sauvignon Blanc, now the most planted variety in the region. Today, with vineyards in all of New Zealand's major wine-growing regions, Matua Valley produces a wide range of distinctive, award-winning wines that are enjoyed all over the world. Matua Valley and Shingle Peak continue to be global favourites.


MATUA VALLEY

Peter Munro
Winemaker

Tuscany

Castello di Gabbiano
Built in the 12th Century, The Castello di Gabbiano is a winemaking property in the heart of Tuscany, a region famed for its Chianti. Winemaker Giancarlo Roman's philosophy is to maximise the quality in the vineyards and to produce wines that speak of their origins and reflect the uniqueness of the region – from the traditional Gabbiano Chianti, Chianti Classico and Chianti Classico Riserva to the super Tuscan blend, Alleanza.


GABBIANO
ROSÉ

Giancarlo Roman
Winemaker

THE GREEN AND GOLD

VB has long been Australia's favourite beer – one in every three regular beers sold is a VB and a case of VB is sold every second. In the past year, VB embarked on the next step of an evolution aimed at further strengthening its position as the nation's most-loved beer. Packaging has been refreshed, to ensure stronger brand positioning whilst still being instantly recognisable as VB.

VB also continues to have extensive marketing support including the much anticipated return of the cricket summer promotion in the 2007/2008 Australian season.

Launched in May this year, VB Midstrength Lager has the big crisp taste of VB at 3.5% alcohol, or one standard drink per stubby or can. VB Midstrength has all the hallmarks of VB, including the stubby, but is distinguished by its gold colour scheme. The midstrength beer category is one of Australia's fastest growing beer segments. The brand has been a huge success since its introduction, showing signs of being the most successful new launch in a decade for Foster's.


THE BEST COLD BEER
VB
PROUDLY 375mL AUSTRALIAN


MIDSTRENGTH LAGER
VB
PROUDLY 375mL AUSTRALIAN

CONSIDER YOUR OPTIONS

Foster's has launched a range of innovative, low carbohydrate and low calorie drinks in response to growing consumer trends for 'lifestyle alternatives'. The success of Pure Blonde, Australia's first beer to be marketed as low-carbohydrate, is a testament to the strength of this trend. Other low carbohydrate and low sugar products currently on offer in the Australian market include Cougar Zero, The Black Douglas Zero and Carlton Dry. Yellowglen has leveraged its successful brand by offering new low calorie, reduced alcohol options – Jewel Yellow and Jewel Pink.


PURE
BLONDE
PREMIUM LAGER

PURE BLONDE
With 70% fewer carbohydrates than a mainstream beer and now the fastest growing mainstream beer brand in Australia, Pure Blonde is proving to be a big hit with beer lovers.


CARLTON
DRY

CARLTON DRY – DRY LIKE NO OTHER
The new and improved Carlton Dry is lower in carbohydrates (30% fewer than the average mainstream beer) and has exceeded expectations since its launch in November 2006.

COUGAR ZERO BOURBON AND COLA AND THE BLACK DOUGLAS ZERO SCOTCH AND COLA


THE
BLACK DOUGLAS
ZERO
SCOTCH
& COLA
440ml
COUGAR
ZERO

As Australia's first ever sugar-free Ready-to-Drinks, both products offer great alternatives to standard Ready-to-Drinks with no sugar, low carbohydrates and low kilojoules.


Jewel
Pink
YELLOWGLEN

YELLOWGLEN JEWEL
Australia's first dedicated low-calorie sparkling is 30% lower in calories and has 40% less alcohol than regular Yellow and Pink sparkling ranges.

GREAT BRANDS GREAT DRINKS

Australia's original, full-strength lager
Launched by the Foster brothers in 1887, Foster's remains one of the fastest-growing, truly global premium beer brands. Available in more than 150 countries, it is synonymous with world championship surfing and Australian lifestyle and culture. Foster's continues to attract new consumers around the world.

New look for VB
Australia's favourite beer, VB, has undergone a packaging refresh – the new look maintains the iconic green and gold colour scheme and highlights 'the best cold beer' slogan.

Full of style
Rosemount has regained its position as a style leader with its global relaunch gaining momentum. It is now the No. 6 Australian Sauvignon Blanc in the bottled white wine $14–$19 bracket.



FIFTH LEG
FOSTER'S
WYNNS
COONAWARRA
CABERNET SAUVIGNON
VB
BLACK DOUGLAS
ROSEMOUNT

High five!
Devil's Lair Fifth Leg is No. 3 in the popular West Australian white wine category and is growing more than 25% a year.

Wynns a winner
First produced in 1954, this wine has established a reputation for excellence. It is produced from only the top 25% of Cabernet fruit available from Wynns Coonawarra Estate. The 2005 release is an exemplary Coonawarra Cabernet and is rated 95/100 by international wine writer Jeremy Oliver.

Standing its ground
The Black Douglas is a strong No. 2 in the Australian scotch market. The Black Douglas Ready-to-Drink, launched in April 2007, is already a popular favourite.

Going strong!
Strongbow is riding the international trend back to cider. It continues to drive category growth, achieving double digit growth year-on-year.*

*Imported, licensed and/or distributed by Foster's in Australia.

An absolute gem!
Australia's first-ever dedicated low calorie, reduced alcohol sparkling has been an uncompromising success since its launch in April 2007, capturing over 2% of the Australian sparkling category.

It's little wonder...
the Little Penguin has jumped ahead to be the 4th most popular Australian brand in the US, with *Wine Spectator* naming it one of the best labels under the US$10 mark.

A global favourite
Perrier is globally recognised as one of the world's great brands. Perrier volumes in Australia grew by 40% in 2007 and looks like continuing this strong growth into 2008.*



COUGAR
BOURBON
Jewel
Yellow
YELLOWGLEN
Crown
LAGER
the Little Penguin
CASCADE
PREMIUM LIGHT
Perrier
Corona
Extra

Full of character
Voted 93/100 by Jim Murray and described as 'one of the most characterful, purposeful bourbons you could imagine. This is one of the best-kept secrets in the bourbon world'. *Jim Murray's Whisky Bible.*

Wearing the crown
The 'King' of Australian premium beers and still the country's largest selling, Crown Lager continues to lead the way after 50 years.

The right light
Cascade Premium Light continues its popularity, with one in three light beers enjoyed in Australia a Cascade.

From where you'd rather be
Mexico's finest beer, Corona, continues to perform in the popularity stakes in Australia as the No. 1 international beer brand.*

Chants for Chianti!
Gabbiano is the No. 1 selling Chianti brand in the US market. Whilst Gabbiano's premium Chianti range has been available in limited quantities in several European markets for some time, Foster's plans to leverage the success of the Gabbiano brand with a full launch in the UK and Continental Europe.

Highway to success
Bohemian Highway Chardonnay has been named the No. 4 Table Wine in Information Resources, Inc: 'Top 10 New Brands'.

RWT goes screwcap!
As part of the Penfolds Luxury and Icon family, the multi-award-winning 2004 release of this wine was the first vintage that saw it sealed under screwcap.

Pure success
The first beer to be marketed as low carbohydrate, Pure Blonde has become a big hit with beer lovers. It is now the fastest growing mainstream beer in Australia and holds a 3.1% share of the total regular beer market.


GABBIANO
2004
RISERVA
CASCADE
GINGER BEER
BOHEMIAN
highway
CARLTON
CARLTON DRAUGHT
RWT
Carlsberg
PURE BLONDE
PREMIUM LAGER

Tassie's favourite ginger beer
Cascade Ginger Beer is the No. 2 player in the ginger beer market and the 3rd ranking non-alcohol brand in the Foster's portfolio.

Carlton Draught
This beer continues to grow against the mainstream beer category trend, experiencing its 4th year of double digit growth. The Carlton Draught 'Made From Beer' campaign returns this year with the exciting Carlton Draught Plastic Cup promotion.

A new addition
New this year to the Foster's Australia international portfolio, Carlsberg is the 4th largest beer brand globally and the 6th largest international beer brand in Australia.*

SKYY high
SKYY Vodka continues to grow across all channels, with the SKYY BLUE Ready-to-Drink becoming an Auatralian favourite.*

*Imported, licensed and/or distributed by Foster's in Australia.

Sustainability overview

Our Sustainability Action Plan guided our efforts and our achievements in 2007. Our focus continues on setting appropriate standards and delivering improved performance.

FTSE4Good Index Series

MEMBER LBG AUSTRALIA NEW ZEALAND

CORPORATE RESPONSIBILITY INDEX

WE SUPPORT THE GLOBAL COMPACT

Foster's is proud to be a leader in corporate sustainability. We have embraced the notion that sustainable practices means good business and can generate positive outcomes for our people, our communities and our shareholders over the long term.

2007 was a year of sustained, incremental performance improvement across the Group. Our CEO now heads a global Foster's Sustainability Taskforce comprised of leaders throughout the business that oversee our response to key sustainability challenges.

For the first time, we've appointed managers throughout Foster's who focus their energies on sustainability. We are investing in structures and processes that ensure we better recognise and respond to sustainability challenges. Whether it is sustainable agricultural practices, responsible marketing, improved health and safety conditions or a more engaged workforce – we intend to be a leader.

Equally, we're committed to transparency in reporting, and recognise that many of the challenges faced require a long-term view.

We have maintained our leadership position in the Australian Corporate Responsibility Index (CRI) and the FTSE4Good Index, and continue to benchmark our performance against best practice.

We have been very encouraged by feedback on our inaugural Sustainability Report published last year. The 2007 Report updates progress against our previously published Action Plan and highlights areas for ongoing work in 2008. For the first time, the report will reflect our global business. The report will be available on Foster's website from mid-October.

Climate impact and the environment

We have:

- Achieved a 5 per cent reduction in water use per unit of beer produced
- Committed to a 10 per cent reduction in energy use and water consumption over the next four years on a global per unit production basis
- Achieved a 6.5 per cent reduction in greenhouse gas emissions per unit of beer production
- Invested in US wine bottling plant consolidation which will ultimately save 10,000 truck trips per year in Napa County
- Introduced a number of water efficiency programs throughout the business
- Continued implementation of 'Foster's Footprint', a key component of Foster's vineyard sustainability program
- Committed to introduce solar energy at US sites providing power to grid in addition to a portion of Foster's energy needs
- Launched Greenfleet carbon offset program for car and air business travel. Offered Greenfleet payroll deductions to employees to offset personal car use
- Been awarded Waste Wise Certification at Karadoc Winery, Mildura Australia

Beer business CO^2 emissions


('000)
200
190
180
170
160
150
140
Tonnes CO²
20
19
18
17
16
15
Emissions Index
03
04
05
06
07

Responsible drinking

We have:

- Begun global implementation of Group 'Enjoy Responsibly' guidelines
- Enhanced standard drinks labelling on consumer packaging
- Implemented a localised 'Enjoy Responsibly' campaign in Fiji and Samoa
- Enhanced product innovation to extend our portfolio of low carbohydrate, low joule and low alcohol beverages
- Delivered more than 500 national and regional brand campaigns and promotions in Australia with only one complaint upheld

Water use (beer & non-alcohol beverages)


6
5
4
3
2
1
0
Litre water/litre product
03
04
05
06
07
Beer
Other non-alcohol beverages

Community involvement

We have:

- Invested over $4 million in community programs in Australia and North America
- Increased contribution to project based community health programs in remote Australia
- Provided a significant contribution to community health projects supporting marginalised people in California
- Increased funding to Drinkwise, an organisation promoting change towards a more responsible drinking culture in Australia
- Expanded employee involvement initiatives with volunteering projects
- Increased support for men's health charities and initiatives

Foster's community investment


Employee involvement 5%
Community partnerships 44%
Responsible drinking initiatives 51%

Employee engagement

We have:

- Provided continuous support for our people through ongoing periods of change
- Commitment to improving levels of staff satisfaction and employee engagement
- Enhanced leadership capability offerings, focused on identifying and 'fast-tracking' high potential talent
- Further developed succession and career planning programs

5 Year summary

$ million	AGAAP 2003
Income Statement	
Net Sales Revenue	3,080.3
EBIT from operations	
– AAP	
– Americas	
– EMEA	
– Corporate	
EBIT (Continuing Business)	719.6
Net Interest	(153.2)
Income Tax Expense	(166.2)
Minority Interest	(7.5)
Material Items (after tax)	(119.0)
Discontinued Operations – trading (after tax)	175.4
Discontinued Operations – material items (after tax)	13.8
Net Profit after Tax	462.9
SGARA	(14.3)
Average Shares Outstanding (million)	2,064.7
Earnings Per Share – cents[1]	28.0
Reported Basic Earnings Per Share – cents	22.3
Financial Strength	
Net Debt – End of Period	2,647.6
Total Shareholders' Equity	4,493.1
Book Value Per Share – $	2.14
Net Tangible Assets Per Share – $	0.97
Net Debt / Equity (%) – End of Period	58.9
EBITS/Interest Paid cover (times)[2]	4.8
Shareholder Returns	
Dividend (Cents Per Share)	18.75
Dividend Cover (Times)	1.2
Franking (%)	100.0
Return on Equity (%)	10.4
Share Prices ($)	
– Close	4.21
– Year High	4.95
– Year Low	4.16

(1) Earnings pre-significant items and SGARA.
(2) Continuing business, excluding SGARA.

	AIFRS		
2004	2005	2006	2007
2,943.7	3,322.2	4,350.9	4,555.2
		800.2	831.2
		255.3	254.9
		68.9	82.2
		(58.7)	(51.5)
568.5	729.2	1,065.7	1,116.8
(74.9)	(81.0)	(243.3)	(187.1)
(150.5)	(208.6)	(248.1)	(260.7)
(7.4)	(5.3)	(3.6)	(3.7)
(219.5)	(25.8)	(66.4)	107.8
133.7	85.3	37.2	23.4
549.4	426.1	624.7	169.7
799.3	919.9	1,166.2	966.2
(56.1)	(17.7)	(7.1)	(38.0)
2,070.8	1,998.8	2,012.2	2,012.7
24.6	26.6	30.5	35.6
38.6	46.0	58.0	48.0
1,662.2	4,236.6	3,499.2	2,568.6
4,600.2	3,707.2	4,481.7	4,633.2
2.27	1.83	2.20	2.34
1.13	–	0.43	0.60
36.1	114.3	78.1	55.4
8.3	9.2	4.4	6.2
19.25	20.00	21.50	23.75
2.1	2.3	2.7	2.0
100.0	100.0	100.0	100.0
17.5	24.8	26.0	20.9
4.72	5.32	5.47	6.38
4.89	5.88	5.98	7.14
4.17	4.56	4.56	5.26

Board of Directors



Frank J Swan B.Sc., FAICD, FID (UK)
Member of the Board since August 1996 and Chairperson since October 1999. He is an independent Director.
Mr Swan has extensive experience in the food and beverages industries. He was a former Chief Executive Officer of Cadbury Schweppes Australia Limited and a former Director of Cadbury Schweppes plc. Mr Swan is a Director of the Commonwealth Bank of Australia and until June 2005 National Foods Limited.
Mr Swan is the Chairperson of the Succession Committee and a member of the Human Resources Committee.



Trevor O'Hoy B.Ec.
Member of the Board since April 2004. He is the Chief Executive Officer of the Company and is the only Executive Director on the Company's Board.
Mr O'Hoy has 31 years' experience with the Foster's Group. He was previously Managing Director of Carlton and United Beverages Limited and before that, Chief Financial Officer of Foster's Group Limited. Mr O'Hoy is a Director of a number of subsidiaries of Foster's Group Limited.



Colin B Carter OAM, BCom., MBA
Member of the Board since March 2007. He is an independent Director.
Mr Carter has over 30 years of commercial and strategy experience and internationally recognised expertise in effective corporate governance.
Mr Carter was a founding partner and now senior external adviser to The Boston Consulting Group in Australia. He is a Director of Wesfarmers Limited and SEEK Limited and is also a Commissioner of the Australian Football League. Until recently Mr Carter was a Director of Origin Energy Limited.
Mr Carter is a member of the Risk and Compliance Committee.



M Lyndsey Cattermole AM, B.Sc., FACS
Member of the Board since October 1999. She is an independent Director. Mrs Cattermole has extensive information technology and telecommunications experience. She was a former Executive Director of Aspect Computing Pty Ltd and Kaz Group Limited. She also has had a number of significant appointments to government, hospital and research boards and committees. Mrs Cattermole is a Director of Tattersall's Limited.
Mrs Cattermole is the Chairperson of the Risk and Compliance Committee and a member of the Audit Committee.



David A Crawford B.Com., LLB, FCA, FCPA
Member of the Board since August 2001. He is an independent Director. Mr Crawford has extensive experience in risk management and business reorganisation having worked with governments and major corporations. He is a former partner and National Chairman of KPMG and is on the Advisory Board of Allens Arthur Robinson. Mr Crawford is Chairman of Lend Lease Corporation Limited and is a Director of BHP Billiton Limited and Westpac Banking Corporation. Until June 2005 Mr Crawford was Chairman of National Foods Limited.
Mr Crawford is a member of the Audit and Succession Committees.



Graeme W McGregor AO, B.Ec., FCPA, FAICD
Member of the Board since April 1999. He is an independent Director. Mr McGregor has extensive financial and business experience having worked with large corporations and government. He was previously a member of the Financial Reporting Council and a Director of Foster's from 1992–1996. Mr McGregor was a Director of WMC Resources Limited until June 2005, Nufarm Limited until July 2005 and Santos Limited until September 2005.
Mr McGregor is the Chairperson of the Audit Committee and a member of the Risk and Compliance Committee.



Max G Ould B.Ec.
Member of the Board since February 2004. He is an independent Director. Mr Ould has extensive experience in the fast moving consumer goods industry. He was the former Managing Director and Chief Executive Officer of National Foods Limited and is the former Chief Executive Officer of Pacific Dunlop's Peters Foods division and Managing Director of the East Asiatic Company. Mr Ould is a Director of AGL Energy Limited, Pacific Brands Limited and Chairman of Goodman Fielder Limited. Until recently Mr Ould was a Director of the Australian Gas Light Company.
Mr Ould is the Chairperson of the Human Resources Committee and a member of the Succession Committee.

Remuneration overview

Non-executive Directors
FJ Swan Chairman
CB Carter Non-executive Director
ML Cattermole Non-executive Director
DA Crawford Non-executive Director
GW McGregor Non-executive Director
MG Ould Non-executive Director
Executive Director
TL O'Hoy Chief Executive Officer
Sub-total of Directors
Other Key Management Personnel
DL Bortolussi Chief Strategy Officer
MP Brooks Chief Supply Officer
MM Hudson Chief Legal Officer and Company Secretary
PR Jackson Managing Director, Foster's EMEA
B Lawrence Chief Human Resources Officer
J Odell Managing Director, Foster's Australia, Asia and Pacific
PF Scott Chief Financial Officer
S Weiss Managing Director, Foster's Americas
Sub-total of other Key Management Personnel
Former Key Management Personnel
JJ Murphy Managing Director, Foster's Australia (exit date 1 August 2006)
RW Scully Chief Marketing Officer (exit date 29 June 2007)
Sub-total of Former Key Management Personnel
TOTAL – Directors and Key Management Personnel

Short-term benefits	Share-based payment	Post-employment benefits	Termination benefits	Total
$	$	$	$	$
211,887	78,000	105,113	–	395,000
1,670	47,095	4,238	–	53,003
38,694	29,500	102,556	–	170,750
55,887	–	105,113	–	161,000
140,009	26,000	14,491	–	180,500
5,000	84,394	73,106	–	162,500
2,216,589	896,963	254,308	–	3,367,860
2,669,736	**1,161,952**	**658,925**	**–**	**4,490,613**
476,567	93,099	29,808	–	599,474
560,674	206,816	83,333	–	850,823
668,779	132,653	95,000	–	896,432
569,126	46,512	55,798	–	671,436
838,110	242,348	41,802	–	1,122,260
934,317	468,933	59,658	–	1,462,908
1,146,716	394,147	70,050	–	1,610,913
775,351	91,364	36,541	–	903,256
5,969,640	**1,675,872**	**471,990**	**–**	**8,117,502**
65,769	28,527	9,550	–	103,846
480,943	487,492	84,414	1,309,615	2,362,464
546,712	**516,019**	**93,964**	**1,309,615**	**2,466,310**
9,186,088	**3,353,843**	**1,224,879**	**1,309,615**	**15,074,425**

Remuneration overview

Foster's aims to attract and retain high-calibre executives and Directors. Remuneration strategies and policies are targeted to motivate Foster's people to pursue long-term corporate growth and success, and demonstrate a clear relationship between executive performance and remuneration.

A detailed annual Remuneration Report and copies of policies and codes mentioned below are available from Foster's website at: www.fostersgroup.com. Details of the short-term, share-based, post-employment and termination benefits for executives and Directors are summarised in the remuneration overview table on page 24 of this review.

Non-executive Directors' remuneration

Non-executive Directors are remunerated by way of cash fees, superannuation and equity. They do not participate in the Company's incentive plans. Non-executive Directors elect how they wish to receive their total fees – a combination of cash, superannuation contributions and shares – subject to meeting statutory superannuation requirements. Non-executive Directors apply at least 20 per cent of their base Board fee to purchase shares in the Company.

Executive remuneration policy and structure

Foster's executive remuneration policy ensures that remuneration levels properly reflect the duties and responsibilities of executives. Policies and practices are benchmarked using information and advice from external independent consultants.

Remuneration packages are structured to ensure a significant part of an executive's reward depends on achieving business objectives and generating returns for shareholders. The Board also considers it important that executives have ongoing share ownership in the Company, supported by participation in the Company's employee share plans.

Fixed remuneration

The level of fixed remuneration for executives is generally set by reference to the market median and is determined by the scope of the role and the level of knowledge, skill and experience required of the individual.

Fixed remuneration is reviewed annually to reflect each executive's performance over the previous year, as assessed through the Company's Individual Performance Management program.

Short Term Incentive Plan

All executives participate in Foster's global Short Term Incentive Plan (STIP), which encourages executives to meet their own individual performance targets while supporting broader business objectives. The measures used to assess business performance may vary each year, depending on business objectives.

Long Term Incentive Plan

The Foster's Long Term Incentive Plan is designed to reward executives for delivering long-term shareholder returns. Under the plan, participants may be entitled to newly issued ordinary shares in the Company if performance standards are met. The performance standard is measured by Total Shareholder Return (TSR) relative to a number of peer companies, measured over a three-year performance period.

Anti-hedging policy

In order to ensure the variable components of the Company's remuneration structure remain at risk, employees may not hedge against the risk inherent in arrangements such as the Long Term Incentive Plan or any other share-based incentive plans.

Foster's Employee Share Grant Plan

Most full-time or part-time permanent employees with the Company are eligible to participate in the Foster's Employee Share Grant Plan. Under this plan, participants receive up to $1,000 of shares in the Company, subject to Company performance and Board approval.

Chief Executive Officer's remuneration

The remuneration of the Chief Executive Officer, Trevor O'Hoy, is outlined on page 24. Trevor's remuneration arrangements are reviewed annually.

Governance overview

Foster's is committed to delivering best practice in corporate governance and transparency in reporting. A detailed Corporate Governance Statement and copies of supporting policies and codes are available from www.fostersgroup.com.

Board of Directors

The Foster's Board is responsible for the overall corporate governance of the Company. The Board seeks to optimise company performance and shareholder value and ensure the Company recognises its legal and stakeholder obligations. The Board, comprising a majority of independent non-executive Directors, appoints the Chief Executive Officer, and ratifies the appointment of the Chief Financial Officer and Company Secretary.

Board composition and succession

The composition, size and commitment of the Board is reviewed regularly, with desired competencies, expertise and qualifications decided by the Board's Succession Committee. External consultants conduct a review of the effectiveness of the Board, its Committees and Directors at least every two years. This review was last conducted in late 2006.

Code of Conduct

Foster's has a Code of Conduct that commits its Directors, employees, contractors and consultants to not only comply with the law, but to conduct business in accordance with the highest ethical conduct. The Foster's Code of Conduct now incorporates the previous Code of Ethics.

Share Trading Policy

Foster's Share Trading Policy prohibits insider trading in accordance with the Corporations Act and prescribes certain requirements for dealing n Company Shares. The policy applies to all Directors and employees of Foster's.

Whistleblower Policy

The Whistleblower Policy encourages all employees to report any matter or behaviour that may contravene the Code of Conduct, Foster's policies or the law. It provides that all reports will be thoroughly investigated and that, where applicable, feedback as to the outcome of the investigation will be provided to the person making the report. Any person who makes a report will not be discriminated against or disadvantaged in their employment with the Group.

Corporate Sustainability

At Foster's we adopt an integrated approach to corporate sustainability. We are committed to continuously improving our business practices to maximise positive and minimise negative social, environmental and economic impacts. We believe corporate sustainability is important to enhance employee engagement and retention, support our corporate reputation, manage risk and protect our social licence to operate.

Integrity in financial reporting

The Chief Executive Officer and Chief Financial Officer provide an annual written statement to the Board that the Company's financial reports present a true and fair view, in all material respects, of the Company's financial condition, and operational results are in accordance with the relevant accounting standards. Their statement is founded on a sound system of risk management and internal compliance and control which, in all material respects, implements the policies adopted by the Board. It also states that risk management and internal compliance and control systems, to the extent they relate to financial reporting, are operating efficiently and effectively, in all material respects. Foster's financial statements are audited by an independent external auditor.

Timely and balanced disclosure

Foster's Disclosure Policy details the procedures and requirements expected of all employees relating to the Company's compliance with disclosure obligations under the ASX Listing Rules and the Corporations Act. Foster's website contains recent ASX announcements, Annual Reports, financial report announcements, relevant speeches and support material provided to the media and investment market.

Managing risk

Foster's operates an enterprise-wide risk management system to enable the identification, management and reporting of risk throughout the business.

Political donations

Foster's does not make cash donations to political parties, but occasionally donates beverages to *bona fide* party events. All product donations are declared in annual returns to the Australian Electoral Commission.

Compliance with recommendations in the ASX best practice guidelines

Foster's has complied with all ASX guidelines during the reporting period.

News and information online

Visit www.fostersgroup.com for company and shareholder information and regular updates on our business and performance.

Shareholders
Online Share Registry, dividend information, key dates

About us
Business overview and history, Board of Directors, executive management, career opportunities and contacts

Products
Brands and products, news and information

News
Latest news and updates, Australian Securities Exchange announcements

Results and reports
Annual Reports and financial results, announcements and presentations



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Annual General Meeting

The Annual General Meeting of the members of Foster's Group Limited will be held at the Adelaide Convention Centre, North Terrace, Adelaide, South Australia on Wednesday, 31 October 2007, at 10.30 a.m.

Internet

www.fostersgroup.com

2007 Business Review

This Business Review has been prepared as a general business overview and does not, and should not be expected to, provide a detailed understanding of Foster's Group Limited's financial performance, financial position or financing and investing activities. Financial commentary within this review has been derived from the Foster's Group Limited Annual Report for the year ending 30 June 2007.

A copy of the Foster's Group Limited Annual Report is available from the Foster's website at: www.fostersgroup.com or please contact: investor.relations@fostersgroup.com or the registered office via the address details provided below.

Foster's Group Limited ABN 49 007 620 886

Registered Office:

Foster's Group Limited
77 Southbank Boulevard
Southbank, Victoria 3006
Australia
Tel: +61 3 9633 2000
Fax: +61 3 9633 2002

Foster's Australia, Asia and the Pacific

Foster's Group Limited
77 Southbank Boulevard
Southbank, Victoria 3006
Australia
Tel: +61 3 9633 2000
Fax: +61 3 9633 2002

Foster's Americas

600 Airpark Road
P.O. Box 4500
NAPA California 94558
United States of America
Tel: +1 707 259 4500
Fax: +1 707 259 4542

Foster's Europe, Middle East and Africa

Regal House, 70 London Road
Twickenham, Middlesex TW1 3QS
United Kingdom
Tel: +44 20 8843 4400
Fax: +44 20 8843 4401

FSC
Mixed Sources
Product group from well-managed forests, controlled sources and recycled wood or fibre
Cert no. SCS-COC-00790
www.fsc.org
© 1996 Forest Stewardship Council

Designed and produced by Amanda Roach Design
Printed by Moore Business Systems Australia

Australian products

Beer

Asahi Super Dry*
Beez Neez
Belle Vue Kriek*
Boag's Classic*
Boag's Draught*
Boag's St George*
Boag's Strongarm*
Bohemian Pilzner
Brahma*
Carlsberg*
Carlton Black
Carlton Cold
Carlton Draught
Carlton Dry
Carlton Mid
Carlton Sterling
Cascade Amber Ale
Cascade Blonde Lager
Cascade Degraves Collection
Cascade Draught
Cascade Pale Ale
Cascade Premium Lager
Cascade Premium Light
Cascade Seasonals
Cascade Special Stout
Corona*
Crema
Crown Lager
Foster's Lager
Foster's LightIce
Hoegaarden*
James Boag's Premium Light*
James Boag's Premium*
Kronenbourg 1664*
Leffe*
Melbourne Bitter
Newcastle Brown Ale*
Pure Blonde
Redback Cristal
Redback Original
Reschs Dinner Ale
Reschs Draught
Reschs Pils
Reschs Real
Rooftop Red Lager
Shanghai Lager*
Sheaf Stout
Staropramen*
Stella Artois*
VB Midstrength
VB Original Ale
Victoria Bitter (VB)

Wine

Andrew Garrett
Annie's Lane
Baileys of Glenrowan
BeringerWine Estate
Cartwheel
Castello di Gabbiano
Coldstream Hills
Devil's Lair
Edwards & Chaffey
Fifth Leg
Fishers Circle
Great Western
Greg Norman Estates
Half Mile Creek
Ingoldby
Jamiesons Run
Kaiser Stuhl
Killawarra
Leo Buring
Lindemans
Maglieri of McLaren Vale
Matthew Lang
Matua Valley*
Metala
Mildara
Minchinbury
Penfolds
Pepperjack
Pommery* (on premise only)
Queen Adelaide
Riccadonna*
Robertson's Well
Rosemount
Rouge Homme
Saltram
Seaview
Secret Stone*
Seppelt
Shadowood
St Huberts
T'Gallant
the Little Penguin

*Imported, licensed and/or distributed by Foster's in Australia.

The Rothbury Estate
Tollana
Wolf Blass
Wynns Coonawarra Estate
Yarra Ridge
Yellowglen

[illegible]

[illegible]

Baileys of Glenrowan
Galway Pipe
Mildara
Penfolds
Queen Adelaide
Saltram Mr Pickwick's
Wolf Blass

Cider

Mercury
Strongbow

Spirits

100 Pipers*
Akropolis Oyzo
Barossa Brandy
Black Jack*
Chatelle Napoleon*
Cinzano*
Continental Liqueurs
Cougar Bourbon*
Cougar Rum*
Coyote Tequila*
Karloff
Kirov
Mildara
Prince Albert's Gin
SKYY Vodka*
The Black Douglas*
The Tall Blond*

Pre-mix

Black Jack American Whisky*
Cougar Bourbon
Cougar Rum
Cougar Zero
SKYY Blue*
The Black Douglas Scotch Whisky*
The Black Douglas Zero*
Viper

[illegible]

Angostura Lemon, Lime & Bitters*
Battery*
Cascade Apple Isle
Cascade Ginger Beer
Cascade Home Brew
Cascade Real Juice
Cascade Traditionals
Cascade Ultra C
Devondale Sparkling Apple Juice
Perrier*
Temple
Torquay Mineral Waters
Torquay Spring Water

*Imported, licensed and/or distributed by Foster's in Australia

International products

Beer
Carlton Cold
Cascade Premium Lager
Cascade Premium Light
Crown Lager
Fiji Bitter
Fiji Draught
Fiji Gold
Foster's Lager
Redback Original
Resch's
Sheafs Stout
Vailima Draught
Vailima Extra Strong
Vailima Gold
Vailima Lager
Victoria Bitter

Wine
Annie's Lane
Bailey's of Glenrowan
Benjamin
BER Founders Estate
Beringer
Berridge
Black Opal
Bohemian Highway
Campanile
Cellar No. 8
Champagne Lanson
Chateau St Jean
Clocktower Tawny
Coldstream Hills
Dallas Conte
Devil's Lair
Director's Special
Early Harvest
Etude
Fonseca Port
Fortitude
Castello di Gabbiano
Galway Pipe
Greg Norman California
Greg Norman Estates
Half Mile Creek
Herrick
Ingoldby
Jamieson's Run
Killawarra
Knights Valley
La Belle Terrasse
Leo Buring
Lindemans
Lindemans South Africa
Maglieri of McLaren Vale
Matthew Lang
Matua Valley
Meridian
Metala
Mildara
Minchinbury
Penfolds
Pepperjack
Queen Adelaide
Rosemount Estate
Rouge Homme
Saltram
Samuel Tawny
Sbragia Family Vineyards
Seaview
Secret Stone
Seppelt
Souverain
St. Clement
Stags' Leap
Stone Cellars by Beringer
Taylor's Port
Taz
the Little Penguin
The Rothbury Estate
Tollana
TwoTone Farms
Wolf Blass
Wynns
Wynns Coonawarra Estate
Yarra Ridge
Yellowglen

Spirits
Bounty Rum
Bounty Liqueur
Czarina Vodka
Deluxe Whisky
Old Oak Brandy
Ratu's Rum
Regal Gin
Regal Whisky

Pre-mix
Bounty & Cola
Czarina vodka & Lemon
Czarina vodka & Orange
Regal Gin & Tonic

GREAT BRANDS GREAT DRINKS

FOSTER'S GROUP

082-01711

2007 OCT 18 A 11:21

6-30-07
AR/S

FOSTER'S ANNUAL REPORT 2007

Foster's Group Limited Annual Report 2007

Fosters Brewing Group

FOSTER'S
GROUP

Foster's Group Limited
Annual Report
for the Year Ended 30 June 2007

Foster's Group Limited ABN 49 007 620 886
www.fostersgroup.com

Contents



FOSTER'S BUSINESS REVIEW 2007
Foster's Group Limited Business Review 2007
FOSTER'S

The Foster's Business Review 2007 is available from the Foster's website www.fostersgroup.com

Unless otherwise stated, 2007 refers to the financial year ended 30 June 2007 and all dollar amounts are Australian dollars.

AT A GLANCE

At Foster's we have a simple vision – to be one of the world's great drink companies. We own, market and distribute an international portfolio of beer, wine, spirits, cider and non-alcohol brands and our products are sold in more than 155 countries.



Australia, Asia & Pacific	
Employee Numbers:	5,317
Sales volume (9L cases)	
Beer	107.5m
Wine	11.7m
Other	6.9m
Total	126.1m
NSR	$2.9b
EBITS	$870m
Wineries	14
Breweries	6
Other facilities	5
Vineyard holdings	11,846 hectares

Americas	
Employee Numbers:	1,386
Sales volume (9L cases)	
Beer	5.8m
Wine	19.9m
Total	25.7m
NSR	$1.2b
EBITS	$254m
Wineries	6
Vineyard holdings	3,889 hectares

Europe, Middle East & Africa	
Employee Numbers:	203
Sales volume (9L cases)	
Beer	1.3m
Wine	9.4m
Total	10.7m
NSR	$454m
EBITS	$82m
Wineries	2
Vineyard holdings	237 hectares



'We delivered sustainable earnings growth and cash flows in 2007, despite the company-changing integration of three major businesses and the foreign currency and wine supply challenges we faced. We have proved the strength of our business model and our strategy with our third consecutive year of accelerating, double-digit earnings growth. We have placed ourselves in a strong position for 2008, as a great drinks company continuing to produce an outstanding range of quality beers, wines and other beverages.'

Frank Swan, Chairman

Our company in review
This year has been one of great change, challenge and reward for Foster's.

We have worked through the changes and the complexities of integrating three major businesses; Carlton & United Beverages, Beringer Blass Wine Estates and the former Southcorp Limited, and have emerged stable and confident.

We have met the challenges of foreign exchange movements, grape surpluses and the commissioning of major wine packaging centres on two continents while delivering strong earnings growth.

And, since the $3.7 billion Southcorp acquisition in May 2005, we have returned $1.1 billion to shareholders through dividends and capital management programs, including a $400 million share buy-back in April this year. We have reduced net debt by $1.7 billion and gearing from 117 per cent to 55 per cent.

Delivering results
Shareholder returns were underpinned by strong revenue performance, up 4.7 per cent to $4.6 million, driven by sustained investment in brand and sales support, across categories and regions.

Operating cash flow prior to interest and tax was just over $1.2 billion and net profit before significant items and SGARA was up 16.8 per cent to $716.1 million.

Earnings per share before significant items and SGARA were up 16.7 per cent to 35.6c per share and return on capital employed for 2007 was 15 per cent, up 1.2 per cent.

In 2007, cash flow after dividends increased 6.3 per cent to $285.2 million, with an additional $721.7 million realised from the sale of the Asian brewing businesses, most of the Wine Clubs and Services businesses and the former Kent Brewery site. Cash conversion for wine was 87 per cent – a very strong result against wine industry benchmarks.

Robust operating cash flows combined with the proceeds of recent asset sales have enabled us to announce a $350 million share buy-back program to shareholders, with a fully franked annual dividend of 23.75c per ordinary share, up 10.5 per cent on 2006.

Wine growth across the entire portfolio has been a highlight, with the business achieving our highest wine growth since before the acquisition of Southcorp.

Governance and responsibility
We've also sustained our focus on effective corporate governance.

We have continued to develop and strengthen our Board through the appointment of Colin Carter and Ian Johnston, adding significant corporate governance and consumer goods management expertise, following the retirement of Brian Healy in early 2006. We have reviewed the Board's operation and refined our corporate governance policies in key areas including our Group Whistleblower policy and risk management processes.

Our remuneration and reward policies have also been improved, with a better balance between 'at risk' senior executive performance and growth in shareholder returns. Most Foster's employees will also now receive more direct short-term performance incentives that encourage increased share ownership and better retention of high potential employees.

We have also taken meaningful steps forward in our community and sustainability practices to ensure Foster's delivers sustainable benefits for our employees, community and shareholders over the long term.

The Chief Executive Officer, Trevor O'Hoy, assumed the chair of an expanded Foster's Sustainability Taskforce, which has overseen steady progress in key areas such as emission reduction, efficient water use, responsible marketing and improved health and safety outcomes.

We take our social responsibility as an alcohol producer seriously. Over the course of the year, we have boosted our overall community investment to support a range of harm mitigation and community building activities. We have funded a number of initiatives in mental health, men's health and programs that enhance access to primary health care and education pathways for youth and underprivileged communities. We are also now promoting our 'Enjoy Responsibly' message globally to consumers and working with external stakeholders on long-term cultural change programs to tackle harmful drinking.

While we can, and will continue to, do more, I am proud of our commitment to promote the responsible enjoyment of our products. We have maintained our leadership position in the Australian Corporate Responsibility Index (CRI) and the FTSE4Good Index and continue to benchmark our performance against world best practice.

Outlook
As we head into fiscal 2008, I'm confident in the fundamentals of our business and the opportunities that lie ahead.

We have a stable route-to-market in place across all three regions, giving us every confidence in building on our 2007 momentum.

We have created a refined business model, focused on growing value; a regional sales and marketing capability, structured to drive revenue growth; and a global supply capability to deliver 'best in class' procurement, logistics and supply management.

Brand investment, innovation and diversification across geographies and categories will continue to drive sustained earnings growth.

The management team have entered fiscal 2008 focused and geared for value growth. There's much to be excited about, and I look forward to another rewarding year.



FROM THE CHIEF EXECUTIVE OFFICER

'To grow, you need to chase opportunities – not wait for them to come to you. In 2007, Foster's is a leader in global premium wine and remains Australia's largest cross-category alcohol drinks business. We are financially strong, delivering accelerating shareholder returns, capturing organic growth opportunities and building an exciting future.'

Trevor O'Hoy

Trevor O'Hoy, Chief Executive Officer

2007 scorecard

Our 2007 scorecard shows that we are getting many things right.

Our new regional sales structure has been a major factor in driving improved global revenues and earnings. We are growing revenue across categories and across regions. Our geographical spread of earnings is weighted to Australia, but growing fastest in our international markets.

We are becoming increasingly systematic and successful in the management of our core drinks brands. Our top five wine and beer brands now drive 68 per cent and 76 per cent of total global sales respectively. We are innovating and investing strongly behind regional champions and exploiting opportunities in new categories.

Our global supply function is bringing a new discipline to our business, in the management of costs, efficiencies, flexibility and reliability of supply. Cost increases are being well managed, with efficiency improvements a direct result of consolidating production at fewer, and more efficient, sites.

We are increasingly disciplined in our use of capital and are delivering strong business cash flow – an essential factor in our ability to manage debt and return funds to shareholders.

However, as a management team we acknowledge there is still some way to go to meet expectations.

We have one of the world's leading portfolio of drinks brands and we are continually innovating. To overcome the complexity that creates, we are reducing the size of our product portfolio as we focus on doing fewer, bigger things, better. We are also working hard at driving efficiencies from our major wine packaging centres in Australia and the United States.

Great brands

We are also applying the best of our regional model and global supply function to building and maintaining great brands.

We continue to re-invest between 8 to 10 per cent of global sales revenue into promoting our brands and targeting growth categories.

We are innovating within, and extending the offerings of, brands such as Beringer, Lindemans, Penfolds, Rosemount and Wolf Blass – leveraging the strength of globally recognised names to expand market reach and margins.

In Rosemount, we've shown that with sustained focus and investment, we can turn around a brand in decline – Rosemount returned to international growth in the second half of the 2007 financial year.

We're also building new brands to tap into growth categories. Australian low carbohydrate beer, Pure Blonde, has grown to a major national brand. We have also launched Yellowglen Jewel, Cougar Zero and Black Douglas Zero – and soon, Lindemans Early Harvest – to capitalise on the fast growing 'lifestyle' drinks sector, featuring lower alcohol, lower carbohydrates and no sugar offerings.

We've continued to invest in our largest single brand by earnings and volume – VB. With refreshed packaging, it remains Australia's biggest-selling beer and was joined during the year by a new stable mate – VB MID – to target the important Australian mid-strength beer category.

A truly international business

One of the most important achievements of recent years is the creation of a more robust business model – structured for growth.

While Australia and beer remain the bedrock of group earnings, the strategic rationale for our move into wine, and exposure to international markets, is increasingly clear.

In 2007, our business growth was fastest outside Australia, with international wine our leading growth category. One third of group earnings are now outside Australia and wine represents over 40 per cent of total earnings. On a volume, revenue and earnings basis, international growth is outperforming Australian market growth.

Wine is a global growth category, with consumers in developed markets continuing to 'trade-up' into premium and luxury wines. The Americas, in particular, offers the greatest global wine market potential, with low *per capita* consumption and a developing taste for fine Californian and imported wines.

Finally, we are building geographic diversity with strong brands in leading global wine regions; Penfolds, Rosemount, Wolf Blass and Yellowglen from Australia, Beringer from California, Gabbiano from Italy, Matua from New Zealand and Lindemans now producing Australian, South African and Chilean wines. We are making the most of our flexible sourcing, wine quality focus and brand building skills.

Going for growth

Wine category growth is set to remain solid across our key sales regions, with global value set to exceed volume growth.

And we can do better. We have a clear growth pipeline and we will continue to push into new markets and segments to strengthen our model.

Most importantly, we are ready to capture the opportunities.

Our Group comprises Australia's clear No. 1 alcohol beverage business and an international wine business with both relevance and scale in a growing global category.

Executive Management

Trevor O'Hoy

Chief Executive Officer

Trevor became Chief Executive Officer of Foster's on 5 April 2004. He was formerly Managing Director of Carlton & United Beverages and prior to that he was Foster's Chief Financial Officer. Trevor has held a number of key roles at Foster's in finance, strategy, hotel management, business planning, change management and investor relations. Trevor has spent 32 years with Foster's since joining the Company as a cadet in 1976.

Jamie Odell

Managing Director
Australia, Asia and Pacific

Jamie became Managing Director, Australia, Asia and Pacific in August 2006. He was previously Managing Director, Foster's Wine Estates. Jamie joined Foster's in April 2000 as Managing Director Trade Asia Pacific before transferring to the Wine Trade Operational Review in the role of Chief Operating Officer. Before joining Foster's, Jamie held numerous management roles with Allied Domecq in the UK and Asia Pacific.

Martin Hudson

Chief Legal Officer and Company Secretary

Martin became Chief Legal Officer and Company Secretary in August 2006. Martin joined Foster's as Senior Vice President and Chief Legal Counsel in July 2005. He was previously Company Secretary and Chief General Counsel of Southcorp Limited, Chief General Counsel to the Pacific Dunlop Group of Companies and a Managing Partner of national law firm Freehills. Martin has 36 years of international legal and senior management experience.

Ben Lawrence

Chief Human Resources Officer

Ben became Chief Human Resources Officer in August 2006. Ben was previously Senior Vice President Human Resources and Vice President Human Resources at Beringer Blass Wine Estates, based in Napa Valley, California. Ben has over 25 years experience in human resource management.

Pete Scott

Chief Financial Officer

Pete's 31-year career in finance and business consulting includes 16 years in the wine/beverage alcohol industry. Pete was appointed Chief Financial/Administration Officer for Foster's global wine group in 2001, following a three-year term as Chief Financial and Administration officer for Beringer Wine Estates. Prior to this Pete was Senior Vice President, Finance and Administration with Kendall-Jackson Winery. Pete will be retiring and returning to the United States during 2008.

Scott Weiss

Managing Director
Americas

Scott became Managing Director, Americas in August 2006. He was previously Managing Director Foster's Wine Estates Americas, overseeing the combined businesses of former Southcorp Wines Americas and Beringer Blass Wine Estates North America. Prior to joining the Foster's Group, Scott was President, Southcorp Wines, the Americas. Scott has 16 years of marketing and general management experience with Procter & Gamble, Bristol-Meyers Squibb and the Clorox Company.

Peter Jackson

Managing Director Europe, Middle East and Africa

Peter became Managing Director, Europe, Middle East and Africa in August 2006. He was previously Managing Director, FGL Wine Estates, EMEA and Vice President European Sales for Southcorp Wines. He joined Foster's as Commercial Director – Continental for Foster's Wine Estates in 2005. Peter has 20 years experience in marketing and general management roles with Anheuser-Busch and Bass.

Michael Brooks

Chief Supply Officer

Michael became Chief Supply Officer in August 2006. He was previously Director Commercial Services and Capability for Foster's. Michael began his career at Foster's in 1975, and has managed both the Kent and Abbotsford breweries and national operations and logistics for Carlton & United Beverages. Most recently, Michael has overseen the integration of Southcorp following Foster's acquisition of the group in May 2005.

David Bortolussi

Chief Strategy Officer

David became Chief Strategy Officer in August 2006. Since joining Foster's in 2004 as Vice President, Global Strategy and Business Development, David has led major strategy projects including the acquisition of Southcorp and the divestment of the Foster's brand in Europe. Prior to joining Foster's Group, David spent 15 years as a consultant with McKinsey & Company and was an advisor with PricewaterhouseCoopers Corporate Finance.

Corporate Governance Statement

Foster's supports the Australian Securities Exchange's (ASX) Corporate Governance Council's 'Principles of Good Corporate Governance and Best Practice Recommendations' (ASX guidelines). We are committed to delivering best practice in corporate governance and transparency in reporting.

The charters, codes and policies in respect of Foster's corporate governance practices referred to in this Statement are available on the corporate governance section of the Foster's website – www.fostersgroup.com.

Principle 1: Lay solid foundations for management and oversight

Board of Directors

The Foster's Board is responsible for the overall corporate governance of the Company. The Board Charter sets out the following objectives of the Board:

- To provide strategic guidance for the Company and effective oversight of management;
- To optimise Company performance and shareholder value within a framework of appropriate risk assessment and management; and
- To recognise the Company's legal and other obligations to all legitimate stakeholders.

The Board Charter specifies the Board's responsibilities towards the achievement of these objectives as being:

- Oversight of the Company, including its controls and accountability systems;
- Appointing and removing the Chief Executive Officer and approving his/her terms of engagement and termination benefits;
- Ratifying the appointment and removal of the Chief Financial Officer and Company Secretary, and approving their terms of engagement and termination benefits;
- Input into, and adoption of, a strategic plan for the Company, prepared by management, and monitoring performance against the plan;
- Ensuring that systems are in place to facilitate the effective management of the principal risks to the Company;
- Ensuring that the Company has adequate reporting systems and internal controls (both financial and operational), codes of conduct and legal compliance systems, and monitoring them;
- Protecting the Company's financial position and its ability to meet its debts and other obligations as they fall due; and
- Ensuring that the Company's accounts comply with relevant accounting standards, and present a true and fair view.

The Board has delegated responsibility for operating and administering the Group to the Chief Executive Officer, who is accountable to the Board for the performance of these duties.

The Board Charter requires an independent non-executive Director to hold the position of Chairperson of the Board.

Principle 2: Structure the Board to add value

The Foster's Constitution specifies the number of Directors may not be less than the number required by the Corporations Act (currently three), nor more than fifteen (or such number within this range as the Board may determine from time to time). The Board has determined that for the time being the maximum number of Directors is eight.

Directors

The members of the Foster's Board as at the date of this report are:
Frank J Swan (since August 1996)
Colin B Carter OAM (since March 2007)
M Lyndsey Cattermole, AM (since October 1999)
David A Crawford (since August 2001)
Graeme W McGregor, AO (since April 1999)
Max G Ould (since February 2004)
Trevor L O'Hoy (since April 2004)

Details of the respective Directors' qualifications, directorships of other listed companies, including those held at any time in the three years immediately before the end of the financial year, experience and other responsibilities are provided in the Directors' Report – refer page 14 of this Annual Report.

On 9 July 2007 the Company announced that Ian Johnston would join the Board effective 1 September 2007. Details of Mr Johnston's qualifications are set out in the Notice of Meeting for the Company's 2007 Annual General Meeting and can also be found on the corporate governance section of the Foster's website – www.fostersgroup.com.

Directors' independence

As required under the Board Charter and ASX guidelines, the Board comprises a majority of independent non-executive Directors.

The Charter states that Foster's will regard a non-executive Director as independent if he or she is independent of management and free of any business or other relationship that could materially interfere with, or could reasonably be perceived to materially interfere with, the exercise of their unfettered and independent judgement.

A non-executive Director will be considered to be independent if he or she:

- Is not a substantial shareholder of the Company or an officer of, or otherwise associated directly with, a substantial shareholder of the Company;
- Within the last three years has not been employed in an executive capacity by the Group;
- Within the last three years has not been:
  - a principal of a material professional adviser to the Group;
  - a material consultant to the Group; or
  - an employee materially associated with the service provided by such adviser or consultant to the Group;
- Is not a material supplier or customer of the Group, or an officer of, or otherwise associated directly or indirectly with, a material supplier or customer;
- Has no material contractual relationship with the Group other than as a Director of the Company;
- Has not served on the Board for a period which the Board has determined would, or could reasonably be perceived to, materially interfere with the Director's ability to act in the best interests of the Company;
- Is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the Director's ability to act in the best interests of the Company; or
- Is otherwise determined by the Board to be independent.

The Board has determined materiality thresholds for assessing the independence of Directors. Under those thresholds:

- A person will be regarded as a substantial shareholder if they hold more than five per cent of the Company's voting shares;
- An adviser will be a material professional adviser or consultant where the billings to the Company are more than five per cent of the adviser's or consultant's total revenues;
- A supplier to the Company will be a material supplier where the Company accounts for more than five per cent of the supplier's revenues; and
- A customer of the Company will be a material customer where the customer accounts for more than five per cent of the Company's revenues, or the Company accounts for more than five per cent of the customer's costs.

Whether or not a material contractual relationship exists will be determined, on a case-by-case basis, consistent with these thresholds.

Applying these criteria the Board has determined that:

- Mr Swan is an independent Director notwithstanding that he is also a non-executive Director of the Commonwealth Bank of Australia Limited, which is a substantial shareholder of the Company. The Bank is a substantial shareholder by virtue of its relevant interest through its various fund management subsidiaries' holdings in the Company under a range of investment mandates or in their capacity as a life company holding statutory funds, a responsible entity or a manager of a managed investment scheme or as trustee for a superannuation fund. The Board has been informed that as a non-executive Director of the Bank, Mr Swan has no role in the investment decisions or actions of the fund management subsidiary companies of the Bank. As a consequence, the Board considers Mr Swan's relationship with the Bank does not materially interfere with his ability to exercise unfettered and independent judgement in respect of his duties as a Director of Foster's; and
- Save for Mr O'Hoy (who is an executive Director), all other Directors are independent.

Board Committees

The Board carries out a number of its duties and responsibilities through specific Board Committees:

- Audit Committee
- Risk and Compliance Committee
- Human Resources Committee
- Succession Committee.

The Charters of the Board Committees set out the respective duties and responsibilities of each particular Committee.

Each Committee is entitled to the resources and information it requires, including direct access to employees and advisers.

All Foster's Directors receive copies of all Board Committee papers and may attend meetings of all Board Committees whether or not they are members.

Directors' attendance at Board and Board Committee meetings

The number of Board and Board Committee meetings held in the period each Director held office during the financial year, and the number of those meetings attended by each Director, are provided in the Directors' Report – refer to page 15 of this Annual Report.

The Board's performance is enhanced by providing non-executive Directors with regular briefings on the Group's operations, together with site visits and presentations by external parties in a range of fields.

The non-executive Directors meet without the presence of management on at least two occasions during the year.

Independent advice

The Board, an individual Director or a Committee may engage an independent external adviser in relation to any Board matter, at the expense of the Company. Before the external advice is sought, consent needs to be obtained. In the case of:

- The Board – from the Chairperson;
- An individual Director – from the Chairperson or the relevant Committee Chairperson, as the case may be; or
- A Committee – from the Committee Chairperson.

The Chairperson or a Committee Chairperson, as applicable, may determine that any external advice received by an individual Director be circulated to the remainder of the Board.

Principle 3: Promote ethical and responsible decision-making

Code of Conduct and Whistleblower Policy

Foster's has a Code of Conduct that commits its Directors, employees, contractors and consultants to not only comply with the law, but to conduct business in accordance with the highest ethical conduct so that as a global supplier of premium alcoholic and non-alcoholic beverages we:

- Demonstrate our corporate responsibility by among other things ensuring the responsible consumption of our products;
- Conduct business with integrity, honesty and fairness;
- Value and respect diversity in a workplace in which no-one is discriminated against on the basis of gender, age, race, religion, sexual orientation or marital status; and
- Exercise high ethical conduct in observing the spirit and letter of our legal obligations.

Any breach of the Code of Conduct is a serious matter that may give rise to disciplinary action, including dismissal and legal action.

In accordance with Foster's Whistleblower Policy, employees aware of any matter or behaviour that may contravene the Code of Conduct, Foster's policies or the law are encouraged to:

- Take the matter up with their immediate supervisor or manager;
- Report the matter to their Human Resources Manager, a more senior manager or the Company Secretary; or
- In instances where an employee wishes to remain anonymous, call the confidential external Whistleblower Service Provider where concerns can be raised privately.

The Whistleblower Policy provides that all reports will be thoroughly investigated, and that, where applicable, feedback as to the outcome of the investigation will be provided to the person making the report. Any person who makes a report will not be discriminated against or disadvantaged in their employment with the Group simply for making a report.

The Code of Conduct and the Whistleblower Policy are available on the Foster's website – www.fostersgroup.com.

Share Trading Policy

Foster's has a policy applying to all Directors, those employees reporting directly to the Chief Executive Officer (Foster's Leadership Team) and other employees of Foster's that prohibits insider trading in accordance with the Corporations Act and prescribes certain requirements for dealing in Company Shares. Under the policy:

- Unless they have the prior approval of the Company Secretary, employees, other than Directors and members of the Foster's Leadership Team, must not deal in Company Shares, except during the following Trading Windows:
  - in the period beginning two calendar days after lodgement of the Company's half year and annual profit announcements with the ASX and concluding one month after that lodgement;

- in the period from lodgement of the Company's printed Annual Report with the ASX to one month after the holding of the Company's Annual General Meeting; and
- during the period when Company Shares can be acquired under a prospectus issued by the Company.
- Before any Director or member of the Foster's Leadership Team deals in any Company Shares at any time, including during Trading Windows, they must discuss the proposed dealing with (and obtain approval from):
  - the Chairperson, in the case of Directors and the Foster's Leadership Team; or
  - in the case of the Chairperson, a Director chosen by the Board for that purpose.
- Dealings for short-term gain and the use of forward contracts by any Director, member of the Foster's Leadership Team or other employees are prohibited at any time unless prior approval is obtained from the Chairperson.
- Employees (including members of the Foster's Leadership Team) are prohibited from entering into any arrangement that may alter the economic benefit they may derive with respect to their participation in any equity-based incentive award or grant.

The Share Trading Policy is available on the Foster's website – www.fostersgroup.com.

Corporate sustainability
Foster's adopts an integrated approach to corporate sustainability. We are committed to continuously improving our business practices to maximise positive and minimise negative social, environmental and economic impacts. This enhances employee engagement and retention, supports our corporate reputation, manages risk and protects our social licence to operate.

Our annual Sustainability Report is available at www.fostersgroup.com/about/sustainability.htm. The Report provides details of the sustainability work undertaken at Foster's over the past year, with an emphasis on outcomes and impact.

External directorships
Key executives are permitted to hold one non-executive directorship of an external public company, depending on the particular circumstances, but only on the recommendation of the Chief Executive Officer for approval by the Board. Such a public company must not be a competitor, supplier or customer of the Group, nor can the directorship create an actual or potential conflict of interest with the Group's business activities.

Principle 4: Safeguard integrity in financial reporting

Chief Executive Officer and Chief Financial Officer statement
The Chief Executive Officer and Chief Financial Officer have provided a written statement to the Board that the Company's financial reports present a true and fair view, in all material respects, of the Company's financial condition, and operational results are in accordance with the relevant accounting standards.

Audit Committee
The Audit Committee consists entirely of independent non-executive Directors, including Graeme W McGregor and David A Crawford, who both have comprehensive financial experience. One of the Committee's members is also the Chairperson of the Risk and Compliance Committee. The Committee meets as required and at least four times per year. The Chairperson of the Board is not permitted to Chair this Committee.

The Committee's role is to assist the Board to independently verify and safeguard the integrity of the Company's financial reporting, and review and evaluate all material capital management financing and treasury risk management proposals. The Committee's primary responsibilities are to:
- Assess whether the Company's external reporting is legally compliant, consistent with Committee members' information and knowledge, and suitable for shareholder needs;
- Assess the management processes supporting external reporting;
- Liaise with the external auditors and ensure that the annual statutory audit and half-year review are conducted in an effective manner;
- Make recommendations for the appointment or removal of the external and the internal auditors;
- On an annual basis, assess the performance and independence of the external and internal auditors; and
- Monitor the coordination of the internal and external audits.

The lead external audit partner is required to rotate off the audit after a maximum of five years. The internal audit function may not be performed by the external auditors.

The Audit Committee has unlimited access to both internal and external auditors, to senior management and other employees of Foster's. At each meeting they attend, the Committee has the opportunity to meet with the external and internal auditors without management present.

Principle 5: Make timely and balanced disclosure
As a priority, Foster's observes its disclosure obligations under the ASX Listing Rules and the Corporations Act, and has in place well developed procedures for dealing with compliance.

Foster's has a Disclosure Policy that sets out the procedures and requirements expected of all employees of the Company, including Directors, executive officers and senior executives relating to the Company's compliance with these obligations.

The Disclosure Policy is available on the Foster's website – www.fostersgroup.com.

The Foster's website also contains recent ASX announcements, Annual Reports and financial report announcements, as well as relevant speeches and support material provided to the media and investment market.

Principle 6: Respect the rights of shareholders
Foster's Shareholder Communication Policy encourages and promotes effective communication with shareholders and effective participation at General Meetings. Foster's, on an ongoing basis, examines how best to take advantage of technology to enhance shareholder communications and how to use General Meetings to enhance two-way communication. Foster's maintains an up-to-date website to complement the official release of information to the market.

The Shareholder Communication Policy is available on the Foster's website – www.fostersgroup.com.

The external auditor attends the Annual General Meeting and is available to answer shareholder questions about:
- The conduct of the audit;
- The preparation and content of the auditor's report;
- The accounting policies adopted by the Company in relation to the preparation of the financial statements; and
- The independence of the auditor in relation to the conduct of the audit.

Principle 7: Recognise and manage risk

Risk Oversight and Management Policy

Foster's has a Risk Oversight and Management Policy that includes:

- Clear roles and respective accountabilities regarding the oversight and management of risk for Board members, management and auditors;
- The mechanisms by which the Group and each business unit identifies risk, having regard to the likelihood and consequences of the risks identified, and determines what is an appropriate risk profile;
- Reporting requirements for risk assessments, actions and their escalation to appropriate levels within the Group;
- The system of internal compliance and control; and
- Assessment of the effectiveness of the internal compliance and control system.

A summary of the Risk Oversight and Management Policy is available on the Foster's website – www.fostersgroup.com.

Risk management processes

The Board has established processes to oversee and manage risk. These processes are under ongoing review, and include:

- An enterprise-wide risk management system to enable the identification, management and reporting of risk throughout the business. The model is consistent with ASX guidelines for risk management and the standard on risk management AS/NZS4360. The system deals with risk at all levels, including strategic, operational, compliance and financial risks;
- A compliance program where Group executives are required to bring certain matters to the attention of Directors on a six-monthly basis or sooner where appropriate. The objective of the compliance program is to report non-compliance with its legal and regulatory obligations. The program requires specific executives to sign-off that all non-compliance in their area of responsibility has been reported. The program covers all actual or potential non-compliance with legal or regulatory requirements, including anti-discrimination and sexual harassment, employee and industrial relations, environment and occupational health and safety. The Group takes its regulatory obligations seriously and looks for initiatives to improve its standard of compliance on an ongoing basis;
- A Reportable Issues System to identify and report all potentially serious issues, including breaches of the law, which may affect the Group's operations, brands or corporate reputation. The system is designed to ensure that potentially critical issues are reported quickly and shared with the right people to enable the Group to implement an effective and timely response;
- Regular reports by management to Directors, both oral and written, in addition to the compliance reporting program that covers the financial standing, operating results and business risks of the Group. This is supplemented by an annual certification by the Chief Executive Officer and the Chief Financial Officer confirming that the financial report represents a true and fair view, in all material respects, of the Company's condition and operational results;
- A recently implemented Control Self Assessment process whereby relevant staff assess the effectiveness of the controls in the processes and systems they are responsible for administering in a fashion that assists in providing a basis for the aforementioned annual certification by the Chief Executive Officer and the Chief Financial Officer;
- A clearly defined organisation structure with approved authority limits;
- Annual budgeting and monthly reporting systems for all business units, which enable progress against the strategy and annual plan to be monitored, trends to be evaluated and variances to be addressed;
- Procedures relating to capital expenditure, asset and liability management;
- Policies to manage the financial risks, including hedging foreign exchange exposures;
- Appropriate due diligence procedures for corporate acquisitions and disposals;
- Risk engineering program that is aimed at reducing the risk of damage to property and interruption to business activities; and
- Comprehensive Group-wide insurance program that includes a captive insurance company.

Risk and Compliance Committee

The Risk and Compliance Committee consists entirely of independent non-executive Directors. One of its members is required to be the Chairperson of the Audit Committee. It meets as required and at least four times per year. The Chairperson of the Board is not permitted to Chair this Committee.

The Committee's role is to assist the Board to:

- Actively promote ethical and responsible decision-making;
- Ensure that the Company recognises legal and other obligations to all legitimate stakeholders;
- Establish a sound system of risk oversight and management and internal control; and
- Ensure that the Company's systems and processes are properly controlled and functioning effectively.

Internal audit

Internal audit monitors the internal control framework Group-wide. The Risk and Compliance Committee approves the annual internal audit plan with respect to operational aspects, reviews reports and agreed actions, and ensures that planned audit activities are aligned to business risks. The Audit Committee oversees the process with respect to financial aspects.

Chief Executive Officer and Chief Financial Officer statement

In addition, the Chief Executive Officer and Chief Financial Officer have provided a written statement to the Board that:

- Their statement referred to under Principle 4 on page 9 of this Annual Report is founded on a sound system of risk management and internal compliance and control which, in all material respects, implements the policies adopted by the Board; and
- The Company's risk management and internal compliance and control system to the extent they relate to financial reporting are operating efficiently and effectively, in all material respects.

Principle 8: Encourage enhanced performance

Succession Committee

The Succession Committee consists entirely of independent non-executive Directors. One of the Committee's members is required to be the Board Chairperson, who under the Succession Committee Charter is the Chairperson of the Committee. The Committee meets as required and at least twice per year. The Chief Executive Officer is invited to attend meetings as required.

The Committee's role is to review and make recommendations to the Board on the composition, size and commitment of the Board. Its duties include:

- Assessing the necessary and desirable competencies of Board members;

- Evaluating the range of experience and expertise on the Board prior to making any recommendation for an appointment;
- Identifying individuals qualified to become Board members following an assessment of their skills, experience, expertise and likely level of commitment, and recommending them to the Board; and
- Developing and implementing succession plans and plans for enhancing non-executive Director competencies.

The Group will not invite any past or present lead audit partner of the firm engaged as Foster's external auditor to be a Director of the Board.

The Committee has processes in place to provide regular assessment and reporting of the performance of the Board, Board Committees, individual Directors and the Chief Executive Officer.

Annually, the Board conducts a formal review of its effectiveness and the effectiveness of the Board Committees and individual Directors. The views of individual Directors and the views of the Foster's Leadership Team are canvassed.

At least every two years, the Board engages external consultants to conduct a comprehensive review of the effectiveness of the Board, its Committees and individual Directors. This review is conducted against the terms of the Board Charter or relevant Committee Charter (as the case may be), and includes surveys of each Director, The Foster's Leadership Team and relevant external persons. This was last conducted in late 2006.

Following each review:
- The performance of individual Directors is discussed by the Chairperson with each Director (and in the case of the Chairperson, by a Director chosen by the Board for the purpose); and
- The performance of the Board and Board Committees is discussed by the Board at its next meeting after conclusion of the review.

In relation to the performance of the Chief Executive Officer, this is measured against agreed annual key performance objectives consistent with the Company's Individual Performance Management program.

The evaluation of senior executives' performance is addressed as part of the processes described in the Remuneration Report.

Principle 9: Remunerate fairly and responsibly

Human Resources Committee

The Human Resources Committee consists entirely of independent non-executive Directors and meets as required and at least four times per year.

This Committee's role is to assist the Board to independently ensure that the Company establishes appropriate Human Resources strategies and policies consistent with best practices and business requirements, and adopts and complies with remuneration policies that:
- Attract, retain and motivate high calibre executives and Directors so as to encourage enhanced performance of the Company;
- Are consistent with the human resource needs of the Company;
- Motivate Directors and management to pursue the long-term growth and success of the Company within an appropriate control framework; and
- Demonstrate a clear relationship between key executive performance and remuneration.

Remuneration Report

The Remuneration Report, which has been included in the Directors' Report, provides information on the Group's remuneration policies and payment details for Directors and senior executives.

Principle 10: Recognise the legitimate interests of stakeholders

Code of Conduct

Foster's recognises that its reputation is one of its most valuable assets, and is founded largely on the ethical behaviour of the people who represent the Group.

As described under Principle 3, the Board has an approved Code of Conduct that sets out the principles for ethical behaviour by all Group personnel. This ethical framework provides the foundation for maintaining and enhancing Foster's reputation (see page 8).

The Foster's Board and senior management are committed to the Code of Conduct and the values and principles set out within it.

The Code of Conduct recognises the Group's responsibilities to its various stakeholders, including its shareholders, its suppliers, customers and consumers, its employees and the communities where the Group operates.

The Code of Conduct is supported by a Whistleblower Policy, also described under Principle 3 (see page 8).

Breaches of the Code of Conduct are treated seriously and may give rise to disciplinary action.

Business dealings with the Company and conflicts of interest

The Company has in place procedures for the reporting of any matter which may give rise to a conflict between the interests of a Director and those of the Company.

Employees have been required twice a year to disclose arrangements where a potential conflict may arise. A register of interests so declared is maintained by the Company Secretary. When a potential conflict of interest arises, employees must advise the Company Secretary and their immediate supervisor. A decision is then made as to whether the reported activities may continue.

Where the Board is considering a matter in which a Director has a material personal interest, that Director may not be present during Board or Board Committee discussions nor vote on the matter unless permitted under specific circumstances in accordance with the Corporations Act.

Political Donations

Foster's does not make cash donations to political parties, but occasionally donates beverages to *bona fide* party events. All product donations are declared in annual returns to the Australian Electoral Commission.

Compliance with recommendations in the ASX guidelines

During the reporting period, Foster's has been compliant with all ASX guidelines.

Directors' Report

The Directors present their report on the consolidated entity comprising Foster's Group Limited and the entities it controlled at the end of, or during, the year ended 30 June 2007.

In August 2006 the Group announced its intention to sell the Clubs and Services businesses. In September 2006 the remaining Asian brewing interests were sold. The Clubs and Services and divested components of the International Beer business (comprising the Foster's Brand European distribution rights divested in 2006 and all Asian brewing interests) have been classified as 'discontinued operations' in this report. By 30 June 2007 the Group had completed the divestment of the Clubs and Services businesses with the exception of Sobemab, the European Wine Services business.

Principal activities

The principal activities of the Group during the period were the production and marketing of alcoholic beverages.

Review of operations

The consolidated net profit of the Group after income tax expense and minority interests, attributable to shareholders was $966.2 million, a decrease of 17.1 per cent on the previous corresponding period result of $1,166.2 million.

Continuing operations net profit after tax attributable to shareholders was $773.1 million, an increase of 53.3 per cent on the previous corresponding period of $504.3 million. Net profit attributable to minority interests was $3.7 million compared with $3.6 million in the previous corresponding period. Tax expense on continuing operations was $249.6 million, a 16.4 per cent increase on the previous corresponding period of $214.4 million. Net interest expense was $187.1 million, a decrease of 23.1 per cent on the previous corresponding period of $243.3 million.

A net material gain after tax of $107.8 million was recognised in current period continuing operations, comprising profit on sale of the Kent brewery site partly offset by closure costs of the North Fremantle brewery. The prior period result included a material loss after tax of $66.4 million for costs of Southcorp integration activities.

Discontinued operations profit after tax was $193.1 million compared with $661.9 million in the previous corresponding period. The financial result for discontinued operations comprises both trading activity and the financial outcome from divestments. The current period discontinued operations result includes profit on the divestment of the India and Vietnam breweries of $204.9 million after tax, partly offset by a loss of $35.2 million after tax arising from the divested Clubs and Services businesses.

Continuing operations earnings before interest and tax was $1,213.5 million, an increase of 25.7 per cent on the previous corresponding period of $965.6 million. Continuing operations earnings before interest, tax and material items (EBIT) was $1,116.8 million, an increase of 4.8 per cent on the previous corresponding period of $1,065.7 million. The EBIT contribution from each operating division was as follows:

- Australia, Asia and Pacific EBIT was $831.2 million, an increase of 3.9 per cent on the previous corresponding period of $800.2 million.
- Americas EBIT was $254.9 million, a decrease of 0.2 per cent on the previous corresponding period of $255.3 million.
- Europe, Middle East and Africa EBIT was $82.2 million, an increase of 19.3 per cent on the previous corresponding period of $68.9 million.
- Corporate division costs before tax were $51.5 million, a decrease of 12.3 per cent over the previous corresponding period of $58.7 million.

Material items

The current period results include a net material gain before tax of $96.7 million ($107.8 million after tax) comprising:

- Net profit before tax on the sale of the Kent brewery site of $130.6 million ($131.5 million after tax); partly offset by:
- Closure costs of the North Fremantle brewery of $33.9 million before tax ($23.7 million after tax).

The previous corresponding period included material items of $100.1 million loss before tax ($66.4 million loss after tax) due to the following Southcorp integration activities:

- Loss on foreign exchange derivative contracts of $7.1 million (tax benefit applicable $2.3 million);
- Recoverable amount write-down to properties held for sale of $11.1 million (tax benefit applicable $3.3 million);
- Redundancies and other restructuring costs of $50.9 million (tax benefit applicable $17.2 million);
- Restructure, relocation and closure costs of $11.5 million (tax benefit applicable $4.0 million); and
- Other cash restructuring costs of $19.5 million (tax benefit applicable $6.9 million).

Discontinued operations

The net profit after tax from discontinued operations of $193.1 million (2006 net profit after tax of $661.9 million) includes the following:

- Clubs and Services net profit after tax from trading activities was $24.6 million compared with $27.0 million in the previous corresponding period;
- International beer operations net loss after tax from trading activities was $1.2 million compared with a net profit after tax of $10.2 million in the previous corresponding period;
- Clubs and Services net loss after tax of $35.2 million from the divestment of the Clubs and Services operations in Australia Asia Pacific, Europe, Middle East and Africa and Americas, including a provision for impairment on the Sobemab net assets;
- Net profit after tax on the sale of the India and Vietnam breweries of $204.9 million;
- A prior period Clubs and Services material loss of $82.0 million due to recoverable amount asset write-downs and provisions and redundancy costs associated with Southcorp integration activities; and
- A prior period net gain of $1.8 million on the sale of ALH properties.

Net debt is regarded as a Group Treasury function as part of continuing operations. Net interest expense has therefore not been reported as part of discontinued operations.

Material changes to state of affairs

In August 2006, Foster's moved to a new organisational structure based on three regional businesses – Australia, Asia and Pacific (AAP); Americas; and Europe, Middle East and Africa (EMEA). Each regional business is responsible for managing Foster's regional customer and consumer relationships, reports directly to the CEO and is backed by the resources of a global supply chain. Specialist business functions of Strategy, Human Resources, Finance and Legal operate services across the Group.

Shares

Movement in shares during the period were as follows:

Movement in Contributed Equity	Number of ordinary fully paid shares (million)	$m
Balance at 1 July 2006	2,018.8	3,616.8
Off-market buy-back	(67.8)	(124.0)
On-market buy-back	(0.2)	(1.3)
Dividend reinvestment plan	18.2	112.3
Partly Paid Shares converted to Fully Paid Shares	0.2	1.2
Long Term Incentive Plan	0.8	2.6
Employee share plans	0.8	5.3
Balance at 30 June 2007	1,970.8	3,612.9

In February 2007 the Company announced an off-market share buy-back. The tendering process for the off-market buy-back was completed in April 2007 with 67,797,482 ordinary shares, representing 3.3 per cent of issued shares, bought back at a price of $5.90 per share. The buy-back amount comprised a capital component of $1.81 per share (recognised in share capital) and a fully franked dividend component of $4.09 per share (recognised in retained earnings). The total cost of the off-market buy-back was $401.3 million, including transaction costs, with $124.0 million recognised in share capital and $277.3 million recognised in retained earnings.

Once the off-market share buy-back was announced, the on-market share buy-back that was announced in August 2006 was cancelled. A total of 204,000 ordinary shares were repurchased at a cost of $1.3 million through this facility.

The 2005/2006 final dividend of $237.2 million (11.75 cents per ordinary share) was paid on 2 October 2006. Dividend reinvestment plan participation resulted in 7,871,780 ordinary shares being issued at $6.00 per share, increasing share capital by $47.2 million.

The 2006/2007 interim dividend of $218.0 million (10.75 cents per ordinary share) was paid on 2 April 2007. Dividend reinvestment plan participation resulted in 10,395,373 ordinary shares being issued at $6.26 per share, increasing share capital by $65.1 million.

During September to December 2006, a total of 211,800 partly paid shares were converted to fully paid ordinary shares, increasing share capital by $1.2 million.

In accordance with the terms of the Long Term Incentive Plan (LTIP), the 2002 year offer satisfied the performance conditions of that offer and each participant received the minimum number of shares under their entitlement. This resulted in 839,790 fully paid ordinary shares being issued. A further 21,480 fully paid ordinary shares were issued being a deferred entitlement from an earlier offer. The Long Term Incentive Plan issues have increased share capital by $2.6 million.

For details of the maximum number of unissued shares with respect to LTIP grants, see note 26 of the notes to the Annual Report.

Under the terms of the Employee Share Grant Plan, a total of 783,149 fully paid ordinary shares were issued during the period. These shares were issued at $6.74 calculated at the weighted average market price at the time of issue to eligible employees.

Dividend

The Directors have declared a final fully franked dividend of 13.00 cents per ordinary share, an increase of 10.6 per cent over the previous year. The total fully franked dividend for the year will amount to 23.75 cents per share, an increase of 10.5 per cent over the total fully franked dividend for 2005/2006.

Future developments

Likely developments in the operations of the Group and the Group's business strategies and prospects in subsequent financial years and the expected results of these operations are generally covered elsewhere in the Annual Report.

While the Company continues to meet its obligations in respect of continuous disclosure, further information on likely developments, business strategies and prospects has not been included because, in the opinion of the Directors, such disclosure would unreasonably prejudice the interests of the Group.

Events subsequent to reporting date

The Group announced its intention to return up to $350 million to shareholders through the combination of a $250 million off-market share buy-back tender process and an on-market buy-back of shares up to $100 million.

Environmental regulation

Management of environmental issues is a core component of operational management within the Group's businesses. As a beverage producer and retailer, operating in a clean environment producing wholesome, safe products is core to its business. The Group's operations involve the use of large quantities of natural renewable raw materials, primarily barley, hops, sugars and wine grapes; consumption of water, energy and other processing materials; release of wastes to sewers, natural waterways, land and air; and the use of large quantities of consumer packaging, predominantly glass bottles, aluminium cans and cardboard boxes. Many discharges to the environment are regulated through a range of licences or permits.

Group policy is to ensure that all environmental laws and permit conditions are observed. The Group monitors its operations through a Health, Safety and Environment Management System, overlaid with a compliance system overseen by the Risk and Compliance Committee. Although the Group's various operations involve relatively low inherent environmental risks, matters of non-compliance are identified from time to time and are corrected as part of routine management, and typically notified to the appropriate regulatory authority.

Under the compliance system, the Committee and the Board of Directors receive quarterly reports detailing matters involving non-compliance and potential non-compliance. These reports also detail the corrective actions that have been taken.

During the year under review the Group was not prosecuted for any breach of environmental regulations.

Non-audit services and auditor independence

The Audit Committee has evaluated the overall effectiveness and independence of the external auditor, PricewaterhouseCoopers. As part of this process, the external auditor has provided a written statement that no professional engagement for the Group has been carried out which would impair their independence as auditor.

During the 2007 financial year remuneration to PricewaterhouseCoopers for non-audit services provided to the Group totalled $0.2 million (2006 $0.3 million) for taxation services. The Board, on advice of the Audit Committee is satisfied that the provision of these services is compatible with the general standard of independence for auditors imposed by the Corporations Act.

The Board is satisfied that the provision of those services did not compromise the auditor independence requirements on the basis that the services are consistent with the Committee's Charter for non-audit services that had previously been approved by the Board, coupled with the transitional arrangements (agreed by the Board) that are in place relating to taxation services.

The auditor's independence declaration is attached as part of this report.

Directors and Secretary

The members of the Board of Directors of Foster's Group Limited who held office during the year and up to the date of this report are as follows:

Frank J Swan
Trevor L O'Hoy
Colin B Carter OAM (since 1 March 2007)
M Lyndsey Cattermole AM
David A Crawford
Graeme W McGregor AO
Max G Ould

Details of the qualifications, directorships of other listed companies including those held at any time in the three years immediately before the end of the financial year, experience and other responsibilities of the members of the Foster's Board are set out below.

Frank J Swan B.Sc., FAICD, FID (UK)
Member of the Board since August 1996 (eleven years) and Chairperson since October 1999. He is an independent Director.

Current directorship: Commonwealth Bank of Australia (since July 1997). Previous directorships: National Foods Limited (from March 1997 to June 2005) and Southcorp Limited (from May 2005 until delisted in June 2005).

Mr Swan has had extensive experience in the food and beverages industries. He was a former Chief Executive Officer of Cadbury Schweppes Australia Limited and a former Director of Cadbury Schweppes plc.

Mr Swan is the Chairperson of the Succession Committee and a member of the Human Resources Committee.

Trevor L O'Hoy B.Ec.
Member of the Board since April 2004 (three years). He is the Chief Executive Officer of the Company and is the only Executive Director on the Company's Board.

Previous directorship: Southcorp Limited (from May 2005 until delisted in June 2005).

Mr O'Hoy has 31 years experience with the Foster's Group. He was previously Managing Director of Carlton and United Beverages Limited and before that, Chief Financial Officer of Foster's Group Limited. Mr O'Hoy is a director of a number of subsidiaries of Foster's Group Limited.

Colin B. Carter OAM, B.Com., MBA
Member of the Board since March 2007. He is an independent Director.

Current directorships: Seek Limited (since March 2005) and Wesfarmers Limited (since September 2002). Previous directorship: Origin Energy Limited (from February 2000 to April 2007).

Mr Carter has over 30 years of commercial and strategy experience and internationally recognised expertise in effective corporate governance. Mr Carter was a founding partner and now senior external advisor to The Boston Consulting Group in Australia. He is also a Commissioner of the Australian Football League.

Mr Carter is a member of the Risk and Compliance Committee.

M Lyndsey Cattermole AM, B.Sc., FACS
Member of the Board since October 1999 (seven years). She is an independent Director.

Current directorship: Tattersall's Limited (since May 2005). Previous directorship: Kaz Group Limited (from March 2002 to July 2004).

Mrs Cattermole has had extensive information technology and telecommunications experience. She was a former Executive Director of Aspect Computing Pty Ltd and Kaz Group Limited. She also has had a number of material appointments to government, hospital and research boards and committees.

Mrs Cattermole is the Chairperson of the Risk and Compliance Committee and a member of the Audit Committee.

David A Crawford B.Com., LLB, FCA, FCPA
Member of the Board since August 2001 (six years). He is an independent Director.

Current directorships: BHP Billiton Limited (since May 1994), Lend Lease Corporation Limited (since July 2001, Chairman since May 2003) and Westpac Banking Corporation (since May 2002). Previous directorship: National Foods Limited (from November 2001 to June 2005).

Mr Crawford has had extensive experience in risk management and business reorganisation having worked with governments and major corporations. He is a former partner and National Chairman of KPMG and is on the Advisory Board of Allens Arthur Robinson.

Mr Crawford is a member of the Audit and Succession Committees.

Graeme W McGregor AO, B.Ec., FCPA, FAICD
Member of the Board since April 1999 (eight years). He is an independent Director.

Previous directorships: Nufarm Limited (from January 2000 to July 2005), Santos Limited (from September 1999 to September 2005) and WMC Resources Limited (from December 2003 to June 2005).

Mr McGregor has had extensive financial and business experience having worked with large corporations and government. He was previously a member of the Financial Reporting Council and a Director of Foster's from 1992 to 1996.

Mr McGregor is the Chairperson of the Audit Committee and a member of the Risk and Compliance Committee.

Max G Ould B.Ec.
Member of the Board since February 2004 (three years). He is an independent Director.

Current directorships: AGL Energy Limited (since February 2006), Pacific Brands Limited (since February 2004) and Goodman Fielder Limited (since November 2005, Chairman since September 2006). Previous directorship: The Australian Gas Light Company (from January 2004 to October 2006).

Mr Ould has had extensive experience in the fast moving consumer goods industry. He was the former Managing Director and Chief Executive Officer of National Foods Limited and is the former Chief Executive Officer of Pacific Dunlop's Peters Foods division and Managing Director of the East Asiatic Company.

Mr Ould is the Chairperson of the Human Resources Committee and a member of the Succession Committee.

The number of Directors' meetings and Board Committee meetings held in the period each Director held office during the year and the number of meetings attended by each Director are:

			Board Committees							
Director	Board		Audit		Human Resources		Risk & Compliance		Succession	
	A	B	A	B	A	B	A	B	A	B
ML Cattermole	11	12	4	4			4	4		
CB Carter	4	4					0	1*		
DA Crawford	12	12	4	4					4	4
GW McGregor	12	12	4	4			4	4		
MG Ould	12	12			3	3	2	3	2	2
TL O'Hoy	12	12								
FJ Swan	12	12			3	3			4	4

Column A indicates the number of meetings attended during the period the Director was a member of the Board and/or Board Committee.
Column B indicates the number of meetings held during the period the Director was a member of the Board and/or Board Committee.
* Mr Carter was granted leave of absence from this meeting because of commitments arranged prior to his appointment.

Company Secretary

Martin M Hudson LLB, B Juris
Mr Hudson has 37 years of international legal and senior executive experience, including three and a half years as Company Secretary and Chief General Counsel of Southcorp Limited and six and a half years as Chief General Counsel to the Pacific Dunlop group of companies. He also has extensive experience with national law firm Freehills, the last eight years in which he represented Freehills as variously Managing Partner/Chairman in the Melbourne office, a member of the National Board, and senior partner in the London office. Mr Hudson is a Director of a number of subsidiaries of Foster's Group Limited. He is accountable to the Board through the Chairman on all governance matters. Mr Hudson joined the Group in July 2005.

Assistant Company Secretary

Robert K Dudfield B.Ec., CPA, ACIS
Mr Dudfield is the Assistant Company Secretary of Foster's Group Limited and the Company Secretary of a large number of its subsidiaries. Mr Dudfield has been an employee of the Group for more than 30 years.

Remuneration Report

The Remuneration Report, which comprises part of this Directors' Report, is presented separately on the following pages.

Options

In the financial year ended 30 June 2007 and up to the date of this report, no options were granted over unissued shares. Given the current use of the LTIP, the Company no longer intends to use options as part of its executive remuneration strategy. No options have been granted by the Company since 1998.

Details of LTIP grants made, in the financial year ended 30 June 2007 and up to the date of this report, to the Chief Executive Officer and five of the most highly remunerated executives of the Company, and of the maximum number of shares which may be issued under outstanding LTIP grants, are set out in section 7C of the Remuneration Report.

Indemnities and insurance

Rule 29 of the Company's Constitution provides that the Company will indemnify each officer of the company against any liability incurred by that officer in or arising out of the conduct of the business of the Company or in or arising out of the discharge of that officer's duties to the extent permitted by law.

An officer for the purpose of this provision includes any Director or Secretary of the Company or the Company's subsidiaries, executive officers or employees of the Company or its subsidiaries and any person appointed as a trustee by, or acting as a trustee at the request of the Company and includes former Directors.

The Company is a party to deeds of access, indemnity and insurance ('Deeds') the benefit of which Directors of the Company and its subsidiaries are entitled. The executive officers of the Company and its subsidiaries are also entitled to the benefit of Deeds.

Each of the Directors of the Company and the Secretary of the Company are entitled to the benefit of the indemnity under the Constitution and the Deeds.

No amount has been paid pursuant to those indemnities in the year ended 30 June 2007 or since that date to the date of this report.

The Company's Constitution permits the Company, subject to the Corporations Act 2001, to make payments by the way of premium in respect of any contract effecting insurance on behalf or in respect of an officer of the Company against any liability incurred by the officer arising out of the conduct of the business of the Company or in or arising out of the discharge of the duties of the officer. The Deeds also provide for payment of those insurance premiums in respect of Directors and such officers. In accordance with normal commercial practices, under the terms of the insurance contracts, the details of the nature and extent of the liabilities insured against and the amount of premiums paid are confidential.

Rounding

The Company is of a kind referred to in Class Order 98/0100 issued by the Australian Securities and Investments Commission, relating to the 'rounding off' of amounts in the Directors' Report and financial report. In accordance with that Class Order, reported amounts have been rounded to the nearest tenth of one million dollars.

Financial certification

The Chief Executive Officer and the Chief Financial Officer have provided to the Board a written declaration that the 2007 financial statements comply with accounting standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements and give a true and fair view.

This report is made in accordance with a Resolution of the Board of Directors and is signed for and on behalf of the Directors.

Dated at Melbourne 28 August 2007.

Frank J Swan	Trevor L O'Hoy
Chairperson	Chief Executive Officer

Auditor's Independence Declaration to the Directors of Foster's Group Limited

As lead auditor for the audit of Foster's Group Limited for the year ended 30 June 2007, I declare that to the best of my knowledge and belief, there have been:

a) no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

b) no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Foster's Group Limited and the entities it controlled during the period.

Andrew Mill
Partner
PricewaterhouseCoopers

Melbourne
28 August 2007

Remuneration Report

Contents

Section 1. Board Human Resources Committee

The Human Resources Committee assists the Board to ensure the Company establishes remuneration strategies and policies aligned with best practice, that:

- attract, retain and motivate high calibre executives and Directors so as to encourage enhanced performance of the Company;
- are consistent with the needs of the Company;
- motivate Directors and management to pursue the long-term growth and success of the Company within an appropriate control framework; and
- demonstrate a clear relationship between key executive performance and remuneration.

Section 2. Non-executive Directors' remuneration

Non-executive Directors are remunerated by way of fees in the form of cash, superannuation and equity, in accordance with Recommendation 8.2 of the ASX Corporate Governance Principles. In addition, they receive an allowance for Foster's beverages.

Non-executive Directors do not participate in the Company's incentive plans and do not receive retirement benefits other than the superannuation contributions disclosed in this report.

Non-executive Directors' fee structure

The Board determines the fees payable to non-executive Directors, taking into consideration advice from external consultants. The fees and annual increases are consistent with those paid to non-executive Directors in comparable companies, while remaining within the fee limit of $1,500,000, approved by shareholders at the Annual General Meeting on 24 October 2005. Approval to increase this limit to $1,750,000 is being sought from shareholders at the 2007 Annual General Meeting. This will allow the company to accommodate increases in the number of Board members, while also allowing for annual fee increases in line with the market. For 2008, individual Directors' fees are planned to increase by 3.6 per cent.

Non-executive Directors elect how they wish to receive their total fees – a combination of cash, superannuation contributions and shares – subject to meeting share acquisition and statutory superannuation requirements. Superannuation contributions are made into the Foster's Group Superannuation Fund, except where a non-executive Director has elected to contribute to an alternative fund.

The following fee structure has applied to non-executive Directors since 1 January 2007:

Table 2A – Non-executive Directors' fees (1)

Chairman:	$420,000	
Non-executive Director:	$140,000	
Audit Committee:	Chair: $35,000	Member: $21,000
Risk & Compliance Committee:	Chair: $17,500	Member: $14,000
Human Resources Committee:	Chair: $17,500	Member: $14,000 (2)
Succession Committee:	Chair: $10,500 (2)	Member: $7,000

(1) Board fees are not paid to executive Directors as the responsibilities of Board membership are considered in determining the remuneration provided as part of their normal employment conditions.

(2) Not paid to Frank Swan (Chairman does not receive committee fees).

Non-executive Directors' share purchases

Non-executive Directors apply at least 20 per cent of their base Board fees to purchase shares on-market in the Company.
Since 1 April 2006, the shares have been acquired under the Directors' Share Purchase Plan. Under this plan, a non-executive Director must use at least 20 per cent of their pre-tax base Board fees to acquire shares in the Company, but may elect to use up to 100 per cent of pre-tax fees, including Committee fees (subject to meeting statutory superannuation requirements). The shares are held in trust for three years following the purchase of the shares, or until the Director ceases to be a Director of the Company, whichever occurs first.

Section 3. Executive remuneration policy and structure

Remuneration policy

Remuneration policies and practices are benchmarked using information and advice from external, independent consultants. In general, the Company sets remuneration levels against major corporations (excluding resource and financial services companies) or, where there is sufficient market depth, fast moving consumer goods (FMCG) companies. Global subsets of these markets are also used to set remuneration levels for senior executives.

The Company's remuneration policy ensures that remuneration levels properly reflect the duties and responsibilities of executives. When executives meet target levels of performance, the combined elements of remuneration are generally intended to deliver around market median. For superior performance, the Company aims to deliver rewards around the 75th percentile (where actual levels exceed 75 per cent of comparator companies). The Board also considers it important that key employees have ongoing share ownership in the Company. In the normal course, the Board expects that over a period of five years executives should aim to acquire Foster's shares to the value of one year's remuneration (one and a half years in the case of the Chief Executive Officer).

The structure of remuneration (explained on page 18) aims to support this policy. As a result of a review of the Company's remuneration arrangements, this structure will change for the year ending 30 June 2008, subject to approval of a new plan, the Foster's Restricted Share Plan. Approval for this plan is being sought from shareholders at the 2007 Annual General Meeting and, if approved, will facilitate increased share ownership in the Company.

Remuneration Report continued

Remuneration structure

Executives' remuneration is composed of the following elements:

- fixed remuneration – including salary, non-monetary benefits and superannuation;
- short-term incentives; and
- long-term incentives.

A detailed description of each of these elements is provided below.

Remuneration packages are structured to ensure that a significant part of an executive's reward depends on achieving business objectives and generating returns for shareholders. Accordingly, the proportion of remuneration that is at risk (being the short- and long-term incentive elements) increases for more senior positions. The structure and relative proportion of each element is held as consistent as practicable on a global basis, with exceptions made to cater to markets where practice places greater emphasis on certain elements.

In the year commencing 1 July 2007, relative proportions will change to achieve a number of objectives:

- participation in the Company's long-term incentive arrangements will be restricted to around 30 of the most senior employees (executives, senior executives and the CEO), compared to more than 200 employees in recent years. This reduction of eligible employees means that participation in long-term incentive arrangements will better reflect the group of employees who can most directly influence the Company's share price, which is the key determinant of awards under the Company's long-term incentive arrangements.
- short-term incentive opportunities for senior employees will increase, generally to offset reduced long-term incentive opportunities.
- short-term incentive payments for senior employees will be partly delivered in shares. These shares, delivered under the proposed Restricted Share Plan, will be subject to forfeiture if the participant resigns or otherwise leaves the Company in certain circumstances within three years. Compared to previous arrangements, these shares will provide a more compelling incentive for key employees to remain with the Company and align actions with shareholders' interests.

The following chart shows how remuneration is structured for executives and salaried employees:

Chart 3.1 Remuneration structure by level (1)



100%
80%
60%
40%
20%
0%
2007
2008 (2)
CEO
2007
2008
Senior Executive (3)
2007
2008
Executive
2007
2008
Senior Management
2007
2008
Management
Other 2007 & 2008 (4)
Fixed remuneration
Target short-term incentive (cash component) (5)
Target short-term incentive (restricted share component)
Target long-term incentive

(1) Amounts shown reflect typical weightings only, as some variations in regional remuneration structures exist.

(2) The CEO has elected to receive future STIP payments primarily as shares acquired under the Directors' Share Purchase Plan.

(3) Senior executives comprise all continuing Key Management Personnel excluding Directors.

(4) Other employees include Australian, non-management salaried employees and equivalents in other countries. Short-term incentive payment opportunities may differ slightly by country.

(5) Target long-term incentive opportunity reflects the market value, as determined at the time of offer, of shares offered for achieving median performance (against all tranches/both peer groups).

Details of the proportion of actual remuneration that was at risk for the Chief Executive Officer and nominated executives (being those executives whose remuneration arrangements are disclosed in accordance with AASB 124 'Related Party Disclosures' and the Corporations Act 2001) are shown in Section 6B.

Fixed remuneration
Executives' fixed remuneration is either on a total remuneration basis (Australia) or, for those executives whose home country is not Australia, a base salary basis, where additional benefits are provided.

Australian executives
Fixed remuneration refers to total remuneration and includes any benefits that the executive has nominated to receive as part of his or her package. These may include motor vehicle leases, car parking and any additional superannuation contributions beyond that required by the Company. The balance comprises a cash salary and mandatory superannuation contributions (the amount of which may vary depending on the section of the Foster's Group Superannuation Fund in which the executive participates).

Executives may also receive non-monetary benefits in addition to their stated *total remuneration*. These may include car parking on Company premises, product allocations (such as wine, beer or other Foster's beverages), event tickets, other miscellaneous benefits, and Fringe Benefits Tax associated with such benefits.

Non-Australian executives
Fixed remuneration structures differ slightly depending on the country of origin, but outside Australia, the typical practice is to have a base salary plus a number of benefits consistent with market competitive practice. References to fixed remuneration in this report refer only to the base salary component in relation to non-Australian employees.

The level of fixed remuneration is generally set by reference to the market median and is determined by the scope of the role and the level of knowledge, skill and experience required of the individual.

Fixed remuneration is reviewed annually to reflect each executive's performance over the previous year, as assessed through the Company's Individual Performance Management program. This program assesses employee performance against agreed key performance objectives and against five individual behaviours that reflect the aims of the Company's mission, vision, and values.

Short-term incentives
All executives participate in Foster's global Short Term Incentive Plan (STIP) which encourages executives to meet their individual performance targets, while supporting broader business objectives.

Under the plan, each participant has a target opportunity, set as a percentage of fixed remuneration. For the year ended 30 June 2007, this was 75 per cent for the Chief Executive Officer and 60 per cent for his direct reports (referred to in this report as senior executives). Payments were delivered as cash. For the year ending 30 June 2008, this will change to 75 per cent for all senior executives, with one third of any payments delivered as shares under the proposed Restricted Share Plan. The shares will be subject to forfeiture if the employee resigns from the Company or otherwise leaves the Company in certain circumstances within three years of the date the shares are granted. These circumstances include employees who leave the Company for cause or have failed to meet performance objectives.

The increased target short-term incentive opportunity for senior executives precisely offsets the reduction in 'target' long-term incentive opportunities, where the target value is the value a participant would expect to receive under the long-term incentive arrangements for achievement of median against all tranches and both peer groups, based on the Company's share price at the time of offer.

Targets at all levels are set on the basis of independent external market data to ensure the target performance will be rewarded with around market median remuneration. Actual payments are determined by:

1. business financial performance, based on key business measures (explained below); and
2. individual performance, based on the Company's Individual Performance Management program.

Measuring business performance
The measures used to assess business performance may vary each year depending on business objectives. Current arrangements emphasise the importance of achieving the Group's earnings per share (EPS) targets, a measure which is widely understood within the Company and reflects operating profit that includes both cash and non-cash items. EPS is the primary determinant of the amount of funds available to pay bonuses under STIP, whilst group controllable cash flow (CCF) and, for 2008, return on capital employed (ROCE) are also measured and can influence the overall amount. CCF measures the cash flow available after meeting all working capital and capital expenditure needs, and ensures STIP payments are linked to the generation of cash through operating activities and the efficient management of working capital. ROCE measures the rate at which profits are achieved using the capital resources available, and ensures STIP payments are related to the efficient use of resources.

Foster's sets demanding targets for these measures. For the year ended 30 June 2007, these targets were only partially met and, as a result, STIP payments are expected (as at the reporting date) to average around 47 per cent of target across the Group.

For most employees, targets are set on an annual basis. However, commencing 2008, targets for selected executives may be set for a number of years in advance to encourage the achievement of sustainable earnings versus a trajectory of acceptable growth. Where targets are set in this way, payment opportunities for outstanding performance are generally greater, but achievement below the target growth path generally results in more modest payments than would otherwise be the case.

The Board relies on audited annual results to declare all STIP payments.

Long-term incentives
The Foster's Long Term Incentive Plan (LTIP) is designed to reward executives for delivering long-term shareholder returns and was last approved by shareholders in 2006. Under the plan, participants may be entitled to newly issued ordinary shares in the Company if certain performance standards are met (and subject to continued employment).

Participation is at the Board's discretion, and no individual has a contractual right to participate in the plan or to receive any guaranteed benefit under the plan. In the year ending 30 June 2008, new offers will be limited to around 30 executives (down from more than 200), ensuring that the participants are those who can most directly influence the underlying performance standard.

LTIP performance standard (peer group)
The LTIP performance standard is measured by total shareholder return (TSR), relative to a number of peer companies. Relative TSR performance is considered the most effective way to measure and reward the extent to which shareholder returns are generated, relative to the performance of companies in competition with Foster's for capital, customers and executive talent. Regular reporting to LTIP participants on TSR and peer group performance ensures constant attention to the ongoing level of shareholder return.

For offers made prior to 2006, there has been one peer group that has generally comprised the following:

- the top 20 to 30 companies by market capitalisation, listed on the ASX, excluding resource companies and foreign domiciled companies;
- twenty other companies listed on the ASX in the same industry sector as Foster's; and
- ten international companies in the same industry sector as Foster's.

International companies have been included since the 2002 offer, and finance sector companies have been included since the 2004 offer.

Full lists of the peer groups used are available on request.

Since 2006, the peer group has been selected on similar principles, but has been split into two. Foster's performance is measured against Australian companies, independently of performance against international alcoholic beverage companies. This ensures the plan cannot fully vest if Foster's has outperformed all the Australian-based companies, but not performed adequately against international peers, and vice versa. It also increases the focus of participants on their performance relative to international peers, increasing the relevance of the plan to international participants and aligning the plan with the Company's objective of becoming a leading international beverage company.

For the 2006 offer, each peer group is equally weighted in determining the number of shares to be allocated (i.e. half a participant's opportunity depends on performance against each of the peer groups). The number of shares that a participant may receive will depend on Foster's ranking against the two peer groups at the end of the performance period. Allocations under each peer group are independent of each other. For each allocation:

- where Foster's is ranked below the median, no opportunity relating to that peer group is allocated;
- where Foster's is ranked at the median, 50 per cent of the participant's maximum opportunity relating to that peer group is allocated;
- where Foster's is ranked between the median and 85th percentile, a proportion between 50 per cent and 100 per cent of the participant's maximum opportunity relating to that peer group is allocated;
- where Foster's is ranked at or above the 85th percentile, 100 per cent of the participant's maximum opportunity relating to that peer group is allocated;

For the 2007 offer, the peer groups will comprise the companies listed below:

Table 3A – Peer Group 1 – Australian companies

ABB Grain	JB Hi-Fi
ABC Learning	Leighton Holdings
AGL Energy	Lend Lease
AMP	Macquarie Bank
ANZ Banking Group	Metcash
APN News & Media	National Australia Bank
Aristocrat Leisure	Pacific Brands
ASX	Publishing & Broadcasting
Austar United Communications	Qantas Airways
AWB	QBE Insurance
AXA Asia Pacific Holdings	Seven Network
Babcock & Brown	Southern Cross Broadcasting
Billabong International	St George Bank
Brambles	Suncorp-Metway
Coca-Cola Amatil	Tabcorp Holdings
Coles Group	Tattersall's
Commonwealth Bank of Australia	Telstra
CSL	Ten Network
David Jones	Toll Holdings
Fairfax Media	Wesfarmers
Flight Centre	West Aust Newspapers
Futuris Corp	Westpac Banking
Goodman Fielder	Woolworths
Harvey Norman	Wotif.Com
Insurance Australia Group	

Table 3B – Peer Group 2 – International alcoholic beverage companies

Anheuser-Busch	Lion Nathan
Brown-Forman	Molson Coors Brewing
Constellation Brands	Pernod Ricard
Diageo	SABMiller
Heineken	Scottish & Newcastle
InBev	

LTIP performance standard (measurement period)
For offers made prior to 2005, where median performance is not achieved at the end of an initial three-year performance period, the Board has discretion to extend the performance period by up to two years. For existing offers that are extended, the performance standard will be measured for up to two years, until such time that median performance is exceeded for three consecutive months. Only half the maximum number of shares under a participant's entitlement may then be distributed. In the event that median performance is not met during three consecutive months during the extension period, no shares will be allocated under that offer.

In 2005, the Human Resources Committee reviewed the plan and, considering emerging best practice, resolved that such extensions would not be granted for any offers made from 2005 onwards. For the 2005 and 2006 offers, therefore, the performance period is set at three years.

For the 2007 offer, the three-year performance period will be split into three tranches measured over one, two and three years, and weighted 20 per cent, 20 per cent and 60 per cent respectively. To ensure a long-term focus is maintained, any share entitlements received by employees after one or two years will be subject to forfeiture if the employee resigns from the Company or otherwise leaves the Company in certain circumstances within the three-year performance period. These circumstances include employees who leave the Company for cause or have failed to meet performance objectives. As with the 2006 offer, each tranche will be measured equally against both peer groups. The intent of this change is to encourage greater focus on share price performance from the time the offer is made, i.e. the performance standard is more meaningful to participants where there is a possibility of (restricted) shares being awarded after one or two years.

Operation of LTIP
After the expiry of the three-year performance period, any shares allocated under the LTIP are held in trust for a period of up to ten years after they are allocated to participants or until the participant leaves the company. However, these shares may be forfeited if the employee is terminated for cause.

The value of an individual's LTIP opportunity is determined at the time of offer, and is set as a percentage of a participant's fixed remuneration depending on their role. The number of shares in an individual's LTIP opportunity is based on the three-month average share price, up to and including the start of the initial three-year performance period. The Board relies on audited procedures using data from external providers to reach decisions regarding the distribution of shares under the LTIP.

Participation in the LTIP is governed by Company policy and the plan trust deed in Australia and plan rules in other countries. There are no restrictions on the transfer of shares under the LTIP following the expiry of the three-year performance period, other than those detailed in the Company's Share Trading Policy and for phantom deferred shares (explained below), which may only be released when employment ceases.

Participants who cease employment before the conclusion of a performance period are no longer eligible to receive shares, but may receive a cash payment in lieu, subject to Board discretion, in cases of retirement, redundancy, death or total and permanent disablement. If there is a change in control of Foster's, offers may lapse and the Board has discretion to make a cash payment to a participant in relation to offers or tranches that have not yet reached the end of their performance period.

Regional variations of LTIP
Foster's conducts different versions of the LTIP in a number of jurisdictions, in order to reflect the legal requirements of the various countries in which the Company operates. All versions maintain the main features of the LTIP, including the requirement that performance standards are reached over the performance period in order for any shares to be allocated.

In order for the plan to operate similarly in the US as it does in Australia, tax residents of the US who participate in the 2007 LTIP offer may receive performance rights in respect of the performance periods ending after one or two years. These performance rights will vest into shares only after the expiry of the full three-year performance period. If, during this period, the employee resigns or otherwise leaves the Company in certain circumstances within three years of the date the shares are granted, the rights will lapse. These circumstances include employees who leave the Company for cause or have failed to meet performance objectives. The performance rights are not shares and will not attract voting rights, however entitlements will increase to reflect any dividends paid on ordinary shares from the time they are allocated until the shares vest.

US participants of the LTIP may also elect, in advance of vesting, to allow a proportion of any vested entitlement to be granted as phantom deferred shares. At the conclusion of the nominated deferral period (which may not be more than 10 years), the Company allots ordinary Foster's shares to participants. Dividends are not payable on phantom deferred shares but, as with the performance rights, adjustments are made to holdings to reflect the amount an equivalent holding in ordinary shares would have increased, had dividends been reinvested. Similarly, holdings in phantom deferred shares are modified to reflect any capital adjustments.

Offers due to have vested during the year
The performance conditions of the extended 2001 offer were not met at the end of the two-year extension period to 31 August 2006, and lapsed without allocating any shares.

The extended 2002 offer vested in February 2007, and saw 839,790 shares and 95,510 phantom deferred shares issued to 75 participants. Under this offer, the performance conditions were met by achieving a median ranking relative to the peer group of companies for the months of November 2006, December 2006 and January 2007. Consistent with the treatment of extended offers explained above, only half the maximum number of shares vested to participants.

The performance conditions of the 2003 offer were not met at the end of the initial three-year performance period to 31 August 2006. The Board exercised its discretion to extend the performance period by two years, whereby only half the maximum number of shares under a participant's entitlement may be distributed, subject to the Company achieving at least a median peer group TSR ranking for three consecutive months. At the date of this report, the extended 2003 offer remains unvested.

Anti-hedging policy
In order to ensure the variable components of the Company's remuneration structure remain at risk, employees may not hedge against the risk inherent in arrangements such as the LTIP or any other share-based incentive plans. LTIP awards will lapse where this policy is breached.

Other equity plans
Foster's Employee Share Grant Plan
Most full-time or part-time permanent employees with at least six months' service with the Company are eligible to participate in the Foster's Employee Share Grant Plan, approved by shareholders in 2004, and renewed at the Annual General Meeting held on 23 October 2006.

Under this plan, participants receive up to $1,000 of shares in the Company, subject to Company performance and Board approval.

A total of 783,423 shares were allocated under the plan in December 2006, based on company performance for the year ended 30 June 2006. A further allocation is planned for December 2007.

In some countries, a portion of these shares may be sold at the time of grant to pay for employee or employer taxes. Participants may not transfer shares until the earlier of three years after they are acquired or when employment ceases.

The Company conducts separate versions of the plan in the different countries in which it operates, in order to reflect local compliance requirements while preserving the plan's main features.

Employee Share Acquisition Plan
Foster's Employee Share Acquisition Plan was approved by shareholders at the 2006 Annual General Meeting. Under the plan, employees may be given the opportunity to increase shareholdings in the Company, using funds that would otherwise have been paid to them as salary or bonus. To date, four senior employees have elected to participate in the plan in relation to the 2006 STIP payment, resulting in 39,989 shares being bought on-market in October 2006. These shares were placed in trust and do not become available to the employee until three years from the date of purchase, or when they cease employment with the Company, whichever comes first. It is the Company's intention that in the future, more employees will become eligible to participate in the Employee Share Acquisition Plan.

Proposed new share plan – Restricted Share Plan
Approval for a new share plan will be sought from shareholders at the 2007 Annual General Meeting.

The Restricted Share Plan will enable the Company to mandate that a proportion of payments made to certain employees under the STIP be received in the form of shares. The intention is that such shares would be bought on-market and would be subject to forfeiture if an employee resigns from the Company or otherwise leaves employment in certain circumstances during the three-year restriction period. These circumstances include employees who leave the Company for cause or have failed to meet performance objectives.

The plan also facilitates offers by the Board on special terms, tied to the employee remaining with the Company for specified periods and/or the achievement of special performance standards. These provisions may be used by the Directors on a non-recurrent basis to create incentives to attract and retain the best possible management talent for Foster's where the existing share plans may not be sufficiently flexible for this purpose.

It is envisaged that Foster's may need to conduct different versions of the Restricted Share Plan in countries outside Australia in order to reflect the legal requirements of the various countries in which the Company operates. All versions will maintain the main features of the plan.

Details of the proposed Restricted Share Plan are included in the 2007 Notice of Meeting.

Performance of Foster's (unaudited)
Charts 3.2 and 3.3 illustrate two of the key links between executive remuneration and Company performance. Chart 3.2 shows the link between the Company's EPS and payments made to senior executives under the STIP. This chart demonstrates the performance targets in place for the Company's reward programs. The current year average STIP payment to senior executives of 40 per cent was lower than previous years due to growth performance being below target growth.

Chart 3.2 Foster's earnings per share versus STIP payments (unaudited)


AGAAP(1)
AIFRS(1)
20%
15%
10%
5%
0%
EPS(1) growth
200%
150%
100%
50%
0%
STIP as % of target(2)
2003
2004
2005
2006
2007
Financial year
STIP payout (RHS)
Normalised EPS growth (LHS)

(1) EPS calculations up to and including 2005 uses Accounting Standards prior to adoption of AIFRS (Australian equivalents to International Financial Reporting Standards), determined on a normalised continuing basis, pre significants, agricultural assets and amortisation. Growth from 2006 onwards is based on AIFRS results since 2005, on a pre significants and agricultural assets basis (2006 has been restated from 14.8 per cent to 16.2 per cent to reflect the change in methodology).

(2) Average payment made to senior executives under the STIP as a percentage of target.

Chart 3.3 Foster's relative TSR performance (unaudited)



Extended
LTIP offers
Offered prior to 2003
1999 LTIP
51st percentile (1)
Vested
2000 LTIP
51st percentile (1)
Vested
2001 LTIP
40th percentile (1)
Lapsed
2002 LTIP offered Sept 02
51st percentile (1)
Vested
2003 LTIP offered Sept 03
45th percentile (2)
2004 LTIP offered Sept 04
48 percentile
2005 LTIP offered Sept 05
40 percentile (2)
2006 LTIP offered Sept 06
PG1 43
PG2 82 percentile
Annual TSR % (4)
20
15
10
5
0
-5
2003
2004
2005
2006
2007
Financial year

(1) Percentile versus respective peer group for the performance period commencing the offer date and ending allocation/vesting date. Vesting occurs at or above 50th percentile.

(2) Percentile versus respective peer group for the performance period commencing the offer date and ending 31 May 2007. Vesting occurs at or above 50th percentile.

(3) PG 1 refers to peer group of Australian listed companies. PG 2 refers to peer group of International beverage companies.

(4) TSR is calculated using volume weighted average start and end prices for the months up to and including 30 June in the relevant years, in accordance with the methodology for measuring performance under the LTIP.

Chart 3.3 shows the performance of the Foster's LTIP over the last five years, along with the Company's annual TSR for the same period. TSR incorporates share price growth, dividends and other capital adjustments. Each arrow indicates the Company's TSR percentile ranking versus the relevant offer's peer group, as measured from the offer date until the date of vesting, or 31 May 2007 (being the most recent date of measurement) in the case of offers that have not yet vested. For example, the 2000 offer vested in the year ended 30 June 2005, based on the Company's relative TSR ranking achieving the 51st percentile. Further explanation of the link between TSR and the Company's LTIP is provided on pages 20 and 21.

Review of remuneration and performance

The Board approves the remuneration levels of the Chief Executive Officer and other senior executives, taking account of advice from independent consultants, and after considering levels that apply to similar positions in comparable companies, as well as the performance of the Chief Executive Officer and senior executives.

The Chairman and the Board evaluate the Chief Executive Officer's performance. The Chief Executive Officer evaluates the performance of the senior executives, in conjunction with the Human Resources Committee, using the Company's Individual Performance Management program. The general terms and conditions of all remuneration programs are reviewed annually to ensure they continue to achieve the aims of the Company's remuneration policy.

Section 4. Chief Executive Officer's remuneration

The remuneration arrangements of the Chief Executive Officer, Trevor O'Hoy, are summarised below. Contractual terms, including termination benefits, are outlined in Section 5. The nature and amount of each element of remuneration are outlined in Section 6.

Trevor's remuneration arrangements are reviewed annually by the Board against the remuneration of Chief Executive Officers in similarly sized roles in both local and international peer companies. The outcomes of the 2007 review are summarised below.

Fixed remuneration

Trevor's fixed remuneration comprises cash, certain benefits that he may nominate to receive as part of his package, and superannuation. Trevor's superannuation comprises a mandatory contribution from his fixed remuneration to the Defined Benefit section of the Foster's Group Superannuation Fund. The contribution amounts to 18 per cent of the cash component of fixed remuneration and is based on an actuarial assessment of the long-term cost to the Company of funding the entitlement. The benefit that will accrue to Trevor is calculated as a percentage (his Benefit Multiple) of the cash component of his fixed remuneration averaged over the last three years of service (and subject to an age discounting factor if service ceases prior to age 55). His Benefit Multiple at 30 June 2007 is 554 per cent and relates to service with the Company from 9 February 1976. The multiple will continue to increase each year by 17.75 per cent up to a maximum of 700 per cent.

Non-monetary benefits received by Trevor include event tickets, Foster's beverages and an interest-free loan on shares held under the Foster's Employee Share and Option Plan (no shares were granted to Trevor under this plan during the year).

For the forthcoming year, the Board has approved an increase in Trevor's fixed remuneration from $1,650,000 to $1,711,000, effective 1 September 2007. This represents an increase of 3.7 per cent.

Short-term incentives
Trevor participates in the same STIP as other executives, as described in Section 3. His target opportunity under the plan is equal to 75 per cent of fixed remuneration and payments, if any, are based on:

1. the Group's EPS and CCF performance against target (as explained in Section 3)
2. an annual assessment of his performance against objectives agreed with the Board.

On the basis of the criteria outlined above, the Board has approved a STIP payment for the year ended 30 June 2007 of $495,000, representing 30 per cent of fixed remuneration (i.e. 40 per cent of target). Trevor's target STIP opportunity will remain at 75 per cent of fixed remuneration for the forthcoming year, but consistent with changes for other executives (as explained in Section 3), ROCE will be introduced as an explicit performance metric. Trevor has elected to receive his STIP as shares under the Directors' Share Purchase Plan. These shares are held in trust for three years following the purchase of the shares, or until Trevor ceases to be a Director of the Company, whichever comes first.

Long-term incentives
Trevor participates in the same LTIP as other executives, as described in Section 3. His target opportunity under the plan is equal to 75 per cent of fixed remuneration.

As an executive Director, his participation and allocation are subject to approval each year by shareholders. In 2006, shareholders approved an allocation with a target opportunity of 227,100 shares where Foster's performance is ranked at the median of both of the peer groups over the three-year performance period (maximum opportunity of 454,200 shares where Foster's performance is ranked at or exceeds the 85th percentile of the peer groups). The performance period for this offer began on 1 September 2006 and the estimated value prior to the offer being made was $1,112,790.

On the basis of the 2007 review, the Board has determined that Trevor's target LTIP opportunity will remain at 75 per cent of fixed remuneration for the forthcoming year. On this basis, shareholders will be asked at the 2007 Annual General Meeting to approve an allocation with a target opportunity of 205,400 shares, which would be allocated where Foster's performance is ranked at the median of both peer groups for each of the tranches measured over one-, two- and three-year performance periods, as outlined in Section 3. The corresponding maximum opportunity will be 410,800 shares. Using the share price as at 30 June 2007, the fair value of the offer is estimated to be $1,252,940.

Other equity plans
As an executive Director, Trevor is eligible to participate in the Directors' Share Purchase Plan. Under this plan, 100,765 shares were purchased on-market at $6.52 in September 2006, using funds he would otherwise have received as cash as part of his 2006 STIP payment. These shares are held in trust on Trevor's behalf and may not be traded until 15 September 2009, or when he ceases to be an employee or Director of the Company, whichever is earlier.

Trevor also received $1,000 worth of shares in December 2006 as part of the Foster's Employee Share Grant Plan, as described in Section 3.

Section 5. Nominated executives' contract terms
A summary of the key terms of employment contracts for nominated executives is outlined below. For executives whose home country is Australia, fixed remuneration consists of cash salary, mandatory employer superannuation contributions and packaged benefits.

There is no fixed term for nominated executive contracts.

Participation in the STIP is at the Board's discretion. In 2007, the target opportunity for senior executives was 60 per cent of fixed remuneration (75 per cent for the Chief Executive Officer), with payments delivered as cash. For the year ending 30 June 2008, the target opportunity for senior executives (and the CEO) will be 75 per cent, with one third of any payments to senior executives delivered as Restricted Shares (subject to the approval of the Restricted Shares Plan by shareholders).

Shares allocated under the Restricted Share Plan will be subject to forfeiture if an employee resigns or otherwise leaves employment in certain circumstances during the three-year restriction period. These circumstances include employees who leave the Company for cause or have failed to meet performance objectives.

Participation in the LTIP is also at the Board's discretion. Offers made to senior executives in September 2006 provided for share allocations at median performance equivalent to 60 per cent of fixed remuneration (75 per cent for the Chief Executive Officer). For the year ending 30 June 2008, LTIP offers for senior executives will be 45 per cent (75 per cent for the Chief Executive Officer).

Participants who cease employment before the conclusion of a performance period are no longer eligible to receive shares under LTIP. In the event of retirement, redundancy, death or total and permanent disablement, the Board has discretion to pay an appropriate amount in lieu of unvested LTIP offers taking into consideration the time which has elapsed since the offer, the allocation schedule and the degree to which the performance standards have been achieved.

Foster's may terminate service agreements immediately for cause, in which case the executive is not entitled to any payment other than the value of fixed remuneration up to the termination date. Severance payments on termination are limited to executives' existing contractual arrangements. Details of severance payments made to nominated executives during the year are set out in Section 6.

In all cases, the executive is entitled to any accrued leave entitlements up to termination date.

Table 5A – Summary of the key terms of employment contracts for nominated executives

	Resignation	Termination by Foster's (without cause)	Redundancy	Death or total and permanent disablement
TL O'Hoy	90 days' notice.	Four weeks' notice plus a severance payment of 48 weeks' total remuneration.	Four weeks' notice plus a severance payment of 48 weeks' total remuneration.	Payment equal to one year's total remuneration.
DL Bortolussi	Three months' notice.	Four weeks' notice plus a severance payment of 48 weeks' total remuneration.	Four weeks' notice plus a severance payment of 48 weeks' total remuneration.	Payment equal to one year's total remuneration.
MP Brooks	Three months' notice.	Four weeks' notice plus a severance payment of 48 weeks' total remuneration.	A severance payment is payable based on a sliding scale. As at 30 June 2007, the severance payment would have been calculated as 90 weeks' total remuneration. The severance payment decreases by two weeks for every completed month of service until severance is reduced to the minimum entitlement of 52 weeks of total remuneration.	Payment equal to one year's total remuneration.
MM Hudson	Three months' notice. Severance payment of one year's total remuneration.	Four weeks' notice plus one year's total remuneration severance payment and pro-rata short-term incentive amount.	Four weeks' notice plus severance payment equivalent to 18 weeks of total remuneration plus up to an additional four weeks of total remuneration for each year of service.	Payment equal to one year's total remuneration and pro-rata short-term incentive amount.
PR Jackson	Six months' notice.	12 months' notice.	12 months' notice.	12 months' notice.
B Lawrence	Three months' notice.	10 weeks' notice plus severance payment calculated as twice base salary plus twice target STIP, and repatriation assistance is provided.	Ten weeks' notice plus severance payment calculated as twice base salary plus twice target STIP, and repatriation assistance is provided.	Not applicable (repatriation assistance is provided where appropriate).
J Odell	Three months' notice.	Four weeks' notice plus a severance payment of 48 weeks' total remuneration.	Four weeks' notice plus severance payment equivalent to 18 weeks of total remuneration plus up to an additional four weeks of total remuneration for each year of service or 48 weeks of redundancy payment (whichever is greater).	Payment equal to one year's total remuneration.
PF Scott	Three months' notice or payment in lieu if employment ceases before or on 30 September 2007. After this date, the payment would equal 52 weeks' base salary plus target STIP.	Four weeks' notice plus severance payment and repatriation assistance. If employment ceases before or on 30 September 2007, severance is calculated as twice base salary plus twice target STIP. After this date, the payment would equal 52 weeks' base salary plus target STIP.	Four weeks' notice plus severance payment and repatriation assistance. If employment ceases before or on 30 September 2007, severance is calculated as twice base salary plus twice target STIP. After this date, the payment would equal 52 weeks' base salary plus target STIP.	Payment equal to 52 weeks' base salary plus target STIP. Repatriation assistance is provided where appropriate.
SA Weiss	Three months' notice.	Four weeks' notice plus a severance payment of 48 weeks' base salary.	Four weeks' notice plus a severance payment of 48 weeks' base salary.	Four weeks' notice plus 48 weeks' base salary.

Section 6. Remuneration tables

6A. Remuneration of Directors and nominated executives

Details of the nature and amount of each element of the remuneration of each of the Directors and nominated executives are outlined in the following table. All amounts are in Australian dollars. Nominated executives, as referred to in this report, are:

- executive Directors (being the Chief Executive Officer);
- other Key Management Personnel (being those other persons having authority and responsibility for planning, directing and controlling the activities of the entity);
- former Key Management Personnel (being those persons who, at the date of this report, had previously held a position as Key Management Personnel during the years ended 30 June 2006 or 30 June 2007); and
- other executives (being any additional executives whose remuneration received during the year was within the five highest amounts).

The position titles listed in the following table refer to the titles as at the date of this report. Further details of the Key Management Personnel of Foster's Group Limited and the consolidated group, including the position titles used during the year ended 30 June 2007, are included in note 24 to the financial statements.

		Short-term benefits				
		Cash salary/ fees $	Leave accrual/ payout [1] $	Non-monetary benefits [2] $	Committee fees $	Total cash bonus [3] $
Non-executive Directors [9]						
FJ Swan	2007	206,887	–	5,000	–	–
Chairman	2006	281,486	–	4,000	–	–
CB Carter [10]	2007	–	–	1,670	–	–
Non-executive Director	2006	–	–	–	–	–
ML Cattermole	2007	–	–	5,000	33,694	–
Non-executive Director	2006	104,688	–	4,000	21,271	–
DA Crawford	2007	24,887	–	5,000	26,000	–
Non-executive Director	2006	50,688	–	4,000	7,454	–
GW McGregor	2007	89,509	–	5,000	45,500	–
Non-executive Director	2006	99,734	–	4,000	30,000	–
MG Ould	2007	–	–	5,000	–	–
Non-executive Director	2006	84,734	–	4,000	17,156	–
Executive Director						
TL O'Hoy	2007	1,370,056	343,718	7,815	–	495,000
Chief Executive Officer	2006	1,217,604	337,330	80,031	–	761,300
Sub-total of Directors	2007	1,691,339	343,718	34,485	105,194	495,000
	2006	1,838,934	337,330	100,031	75,881	761,300
Other Key Management Personnel						
DL Bortolussi [11]	2007	331,200	9,942	33,425	–	102,000
Chief Strategy Officer	2006	–	–	–	–	–
MP Brooks [11]	2007	362,470	73,873	6,731	–	117,600
Chief Supply Officer	2006	–	–	–	–	–
MM Hudson	2007	501,358	19,231	4,190	–	144,000
Chief Legal Officer & Company Secretary	2006	480,283	30,768	17,552	–	246,800
PR Jackson [11]	2007	405,804	(2,861)	4,311	–	97,800
Managing Director, Foster's EMEA	2006	–	–	–	–	–
B Lawrence	2007	381,390	(5,829)	370,449	–	92,100
Chief Human Resources Officer	2006	396,855	6,954	285,310	–	183,800
J Odell	2007	662,865	33,686	51,766	–	186,000
Managing Director, Foster's Australia, Asia and Pacific	2006	604,980	36,325	54,168	–	241,500
PF Scott	2007	634,845	–	357,171	–	154,700
Chief Financial Officer	2006	632,625	–	290,954	–	294,000
S Weiss [11]	2007	527,666	(32,347)	19,816	–	145,800
Managing Director, Foster's Americas	2006	–	–	–	–	–
Sub-total of other Key Management Personnel	2007	3,807,599	95,694	847,859	–	1,040,000
	2006	2,114,742	74,047	647,984	–	966,100
Former Key Management Personnel						
NJ Fielke	2007	–	–	–	–	–
Senior Marketing Director (exit date 31 December 2006)	2006	287,001	23,751	49,985	–	110,573
JJ Murphy [12]	2007	53,053	–	12,716	–	–
Managing Director, Foster's Australia (exit date 1 August 2006)	2006	559,252	43,548	45,923	–	325,200
RW Scully [13]	2007	468,205	–	12,738	–	–
Chief Marketing Officer (exit date 29 June 2007)	2006	454,161	60,833	87,083	–	246,800
TOTAL – Directors and Key Management Personnel [14]	2007	6,020,196	439,412	907,798	105,194	1,535,000
	2006	5,254,091	539,510	931,006	75,881	2,409,973
Other executives						
G Dempsey [15] Director Risk Governance (exit date 29 June 2007)	2007	295,289	–	46,741	–	–

	Share-based payment				Post-employment benefits	Other	
	Other payments [4] $	Total amortisation value of LTIP [5,6] $	Other equity [7] $	Shares purchased in lieu of cash salary/fees [8] $	Superannuation contributions $	Termination benefits (Years of service) $	Total $
	–	–	–	78,000	105,113	–	395,000
	–	–	–	18,000	46,264	–	349,750
	–	–	–	47,095	4,238	–	53,003
	–	–	–	–	–	–	–
	–	–	–	29,500	102,556	–	170,750
	–	–	–	6,000	4,991	–	140,950
	–	–	–	–	105,113	–	161,000
	–	–	–	–	77,233	–	139,375
	–	–	–	26,000	14,491	–	180,500
	–	–	–	6,000	12,216	–	151,950
	–	–	–	84,394	73,106	–	162,500
	–	–	–	21,000	8,564	–	135,454
	–	895,963	1,000	–	254,308	–	3,367,860
	–	681,965	1,000	–	190,486	–	3,269,716
	–	895,963	1,000	264,989	658,925	–	4,490,613
	–	681,965	1,000	51,000	339,754	–	4,187,196
	–	92,099	1,000	–	29,808	–	599,474
	–	–	–	–	–	–	–
	–	205,816	1,000	–	83,333	–	850,823
	–	–	–	–	–	–	–
	–	131,653	1,000	–	95,000	–	896,432
	40,000	47,795	1,000	–	95,000	–	959,198
	64,072	45,512	1,000	–	55,798	–	671,436
	–	–	–	–	–	–	–
	–	241,817	531	–	41,802	–	1,122,260
	–	219,660	531	–	45,940	–	1,139,050
	–	467,933	1,000	–	59,658	–	1,462,908
	–	369,672	1,000	–	57,502	–	1,365,147
	–	393,616	531	–	70,050	–	1,610,913
	–	370,416	531	–	79,844	–	1,668,369
	114,416	90,833	531	–	36,541	–	903,256
	–	–	–	–	–	–	–
	178,488	1,669,279	6,593	–	471,990	–	8,117,502
	40,000	1,007,542	3,062	–	278,286	–	5,131,763
	–	–	–	–	–	–	–
	–	163,619	1,000	–	25,801	–	661,730
	–	28,527	–	–	9,550	–	103,846
	–	291,433	1,000	–	85,432	–	1,351,788
	–	486,492	1,000	–	84,414	1,309,615 (11.4 years)	2,362,464
	–	460,570	1,000	–	85,728	–	1,396,175
	178,488	3,080,261	8,593	264,989	1,224,879	1,309,615	15,074,425
	40,000	2,605,129	7,062	51,000	815,001	–	12,728,652
	–	153,907	1,000	–	46,632	750,221 (19.3 years)	1,293,789

Section 6. Remuneration tables continued

(1) Leave accrual includes any net changes in the balance of annual leave and long service leave (i.e. leave entitlements that accrued during the year but were not used). It excludes any amounts paid out on termination. Negative amounts indicate leave taken in excess of annual entitlement, by drawing down entitlements from previous years.

(2) Includes motor vehicles, event tickets, the value of interest foregone on outstanding interest-free loans for shares held under the Foster's Employee Share and Option Plan, which operated in previous years, Foster's beverages, salary sacrifice for on-site meals, salary sacrifice for charitable donations and Fringe Benefits Tax where applicable. In the case of B Lawrence and P Scott, amounts include costs associated with expatriate arrangements.

(3) Total Cash Bonus is the STIP payment in relation to the year ended 30 June 2007 which is due to be paid on 15 October 2007.

(4) Other payments include a $40,000 gross incentive paid to M Hudson on 15 July 2005, in lieu of lost incidental benefits upon ceasing employment with Southcorp Ltd, and a USD $90,000 sign-on bonus paid to S Weiss on 9 July 2006 in accordance with arrangements agreed with Southcorp Ltd. For P Jackson the amount includes relocation costs to Twickenham, United Kingdom.

(5) Amortisation value is determined in accordance with AASB 2 'Share-based Payment' and includes a proportion of the fair value (as described in section 7E) of all offers that have not yet vested at the start of the year, or which were offered during the year (including extended offers). The fair value is determined as at the offer date and is apportioned on a straight-line basis across the expected vesting period (being three years for standard offers and two years for extended offers).

(6) Amortisation value of LTIP as a percentage of total remuneration was as follows: T O'Hoy – 27 per cent, D Bortolussi – 15 per cent, M Brooks – 24 per cent, M Hudson – 15 per cent, P Jackson – 7 per cent, B Lawrence – 22 per cent, J Odell – 32 per cent, P Scott – 24 per cent, S Weiss – 10 per cent, J Murphy – 27 per cent, R Scully – 21 per cent G Dempsey – 12 per cent. All offers for G Dempsey have lapsed.

(7) Other equity reflects shares granted to employees under the Foster's Employee Share Grant Plan.

(8) Includes shares purchased under the Directors' Share Purchase Plan. Funds for the purchase of shares under the Directors' Share Purchase Plan relating to the quarter ended 30 June 2007 are being held in a trust account until shares can be acquired in accordance with the Company's Share Trading Policy. D Crawford elected for all funds to be transferred to his superannuation fund, under which shares were subsequently purchased.

(9) Amounts disclosed for Directors' remuneration exclude insurance premiums paid by the Company in respect of Directors' and officers' liability insurance contracts, as no reasonable basis for allocation can be determined.

(10) C Carter commenced office as a non-executive Director on 1 March 2007.

(11) Amounts reported for D Bortolussi, M Brooks, P Jackson and S Weiss are for the period 1 August 2006 to 30 June 2007, reflecting their appointment to the Foster's Leadership Team effective 1 August 2006.

(12) J Murphy's bonus amount for 2006 has been restated to reflect the amount paid on termination for 2006 STIP.

(13) R Scully's termination payment of $1,309,615 reflects entitlements on redundancy under his employment agreement.

(14) The aggregate total remuneration disclosed for all nominated executives in the 2006 Annual Report was $12,474,063, with the difference being due to changes in the nominated executives listed.

(15) Details for G Dempsey, who does not meet the definition of Key Management Personnel as required by AASB 124, are disclosed in accordance with the Corporations Act 2001. His termination payment of $750,221 reflects entitlements on redundancy under his employment agreement.

6B. Summary of remuneration at-risk (nominated executives)

For the nominated executives, Chart 6.1 illustrates the proportion of fixed and at-risk remuneration for the year ended 30 June 2007, shown as a percentage of actual aggregate remuneration. All amounts are in Australian dollars.

Chart 6.1 – Actual remuneration mix for nominated executives



Actual fixed remuneration(1)
Actual STIP payment(2)
Value of LTIP allocation(3)
3,500,000
3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
21%
16%
63%
0%
20%
80%
24%
14%
62%
0%
19%
81%
0%
17%
83%
25%
8%
67%
34%
12%
54%
27%
9%
64%
0%
21%
79%
0%
0%
100%
48%
0%
52%
29%
0%
71%
TL O'Hoy
DL Bortolussi
MP Brooks
MM Hudson
PR Jackson
B Lawrence
J Odell
PF Scott
S Weiss
JJ Murphy
RW Scully
G Dempsey

(1) Fixed remuneration includes value of cash salary, leave accruals, non-monetary benefits, and superannuation contributions as stated in Section 6 (but excluding termination payments).

(2) STIP payment refers to the Total Cash Bonus as stated in Section 6A. The STIP paid as a percentage of the nominated executive's target 2007 STIP was as follows: T O'Hoy: 40 per cent (60 per cent of target STIP was forfeited); D Bortolussi: 40 per cent (60 per cent of target STIP was forfeited); M Brooks: 40 per cent (60 per cent of target STIP was forfeited); M Hudson: 40 per cent (60 per cent of target STIP was forfeited); P Jackson: 40 per cent (60 per cent of target STIP was forfeited); B Lawrence: 40 per cent (60 per cent of target STIP was forfeited); J Odell: 40 per cent (60 per cent of target STIP was forfeited); P Scott: 40 per cent (60 per cent of target STIP was forfeited); S Weiss: 40 per cent (60 per cent of target STIP was forfeited). No STIP payments were made to J Murphy, R Scully and G Dempsey relating to the year ended 30 June 2007 as a result of separation from the Company.

(3) The market value of LTIP shares that were allocated during the year under the vested, extended 2002 offer is used in the calculation.

Section 7. Equity instruments relating to Directors and nominated executives

7A. Shareholdings of Directors and nominated executives [1]

		Balance of shares at start of year	Shares acquired during the year as part of remuneration [2]	Shares acquired during the year through the vesting of LTIP	Other shares acquired during the year [3]	Other changes during the year [4]	Balance of shares held at end of year [5]	Balance of shares held at reporting date [5,6]
Non-executive Directors								
FJ Swan	2007	101,001	11,827	–	3,746	–	116,574	116,574
	2006	87,183	–	–	13,818	–	101,001	101,001
CB Carter	2007	–	–	–	–	–	–	–
	2006	–	–	–	–	–	–	–
ML Cattermole	2007	165,029	4,200	–	–	–	169,229	169,229
	2006	161,628	–	–	3,401	–	165,029	165,029
DA Crawford	2007	20,825	3,351	–	829	–	25,005	25,005
	2006	13,320	–	–	7,505	–	20,825	20,825
B Healey	2007	–	–	–	–	–	–	–
	2006	44,385	–	–	2,824	–	47,209	47,209
GW McGregor	2007	28,557	3,942	–	1,060	–	33,559	33,559
	2006	24,140	–	–	4,417	–	28,557	28,557
M G Ould	2007	32,967	13,429	–	728	–	47,124	47,124
	2006	28,204	–	–	4,763	–	32,967	32,967
Executive Director (Chief Executive Officer)								
TL O'Hoy [7]	2007	236,755	100,913	95,800	–	–	433,468	433,468
	2006	236,577	178	–	–	–	236,755	236,755
Other Key Management Personnel								
DL Bortolussi	2007	9,869	148	–	–	(9,500)	517	n/a
	2006	–	–	–	–	–	–	n/a
MP Brooks	2007	16,369	148	31,100	–	–	47,617	n/a
	2006	–	–	–	–	–	–	n/a
MM Hudson	2007	61,762	148	–	–	–	61,910	n/a
	2006	61,584	178	–	–	–	61,762	n/a
PR Jackson	2007	181	148	–	8	–	337	n/a
	2006	–	–	–	–	–	–	n/a
B Lawrence	2007	28,830	79	–	44,864	–	73,773	n/a
	2006	27,924	95	–	808	–	28,830	n/a
J Odell [8]	2007	41,563	148	75,300	2,002	–	119,013	n/a
	2006	22,191	178	–	19,194	–	41,563	n/a
PF Scott	2007	39,966	79	47,390	21,246	–	108,681	n/a
	2006	39,289	95	–	581	–	39,966	n/a
S Weiss	2007	95	79	–	–	–	174	n/a
	2006	–	–	–	–	–	–	n/a
Former Key Management Personnel								
RW Scully	2007	713,769	148	76,600	–	–	n/a	n/a
	2006	713,591	178	–	–	–	n/a	n/a
NJ Fielke	2007	–	–	–	–	–	n/a	n/a
	2006	23,690	178	–	903	–	n/a	n/a
JJ Murphy	2007	–	–	–	–	–	n/a	n/a
	2006	50,411	178	–	–	–	n/a	n/a
Other executives								
G Dempsey	2007	37,309	148	23,500	1,557	–	n/a	n/a

(1) Includes directly held ordinary and phantom deferred shares, nominally held shares, and shares held by related parties of the individual.

(2) Includes shares granted under the Employee Share Grant Plan and Director Share Purchase Plan.

(3) Includes purchases, shares acquired by non-executive Directors with post-tax director fees, the Dividend Reinvestment Plan and, for P Scott and B Lawrence, additional phantom deferred shares allocated in lieu of dividends.

(4) Other changes during the year include 9,500 shares sold by a related party of D Bortolussi.

(5) Includes 10,348 shares held nominally by T O'Hoy (i.e. in name only) as at 30 June 2007 and 28 August 2007.

(6) Balance of shares held as at 28 August 2007 relate to the date on which the Annual Report was signed, and is relevant to Directors only.

(7) Includes a relevant interest in 44,465 shares due to the definition of 'related party' in AASB 124.

(8) Includes a relevant interest in 93,300 shares due to the definition of 'related party' in AASB 124.

7B. Aggregate LTIP opportunities and changes

Aggregate LTIP opportunities and movements during the year are summarised below. Non-executive Directors do not participate in the LTIP.

		Maximum share opportunity at start of year (1)	Share opportunities offered during the year (maximum) (2)	Fair value of LTIP offered during the year (3)	Shares vested and converted during the year (4)
Executive Director (Chief Executive Officer)					
TL O'Hoy	2007	1,138,200	567,400	$2,017,848	95,800
	2006	831,200	498,600	$1,470,804	–
Other Key Management Personnel					
DL Bortolussi	2007	106,400	93,000	$365,490	–
	2006	–	–	–	–
MP Brooks	2007	474,500	142,600	$529,620	31,100
	2006	–	–	–	–
MM Hudson	2007	132,000	131,200	$515,616	–
	2006	–	132,000	$372,240	–
PR Jackson	2007	22,000	75,200	$295,536	–
	2006	–	–	–	–
B Lawrence	2007	318,800	104,100	$381,708	43,300
	2006	283,700	120,400	$367,040	–
J Odell	2007	568,300	234,300	$864,336	75,300
	2006	478,600	240,300	$734,874	–
PF Scott	2007	523,300	174,400	$639,804	67,700
	2006	467,600	190,300	$579,586	–
S Weiss	2007	81,800	115,000	$451,950	–
	2006	–	–	–	–
Former Key Management Personnel					
NJ Fielke	2007	–	–	–	–
	2006	293,200	121,000	$341,220	–
JJ Murphy	2007	521,100	–	–	–
	2006	385,200	194,100	$569,478	–
RW Scully	2007	637,200	220,900	$790,098	76,600
	2006	570,800	219,600	$677,488	–
Other executives					
G Dempsey (9)	2007	190,700	77,100	$280,296	23,500

(1) Maximum share opportunity is the maximum number of shares that can be achieved from all unvested LTIP offers as at the date indicated.

(2) Share opportunities offered during the year include those under the 2006 LTIP offer and the extended 2003 offer.

(3) Fair value is determined at the date of offer and is explained in section 7E.

(4) The extended 2002 offer vested on 22 February 2007.

(5) Share opportunities lapsed during the year include the original 2003 offer (the extended 2003 offer is listed separately as share opportunities offered during the year), and the extended 2001 offer.

(6) The value of lapsed share opportunities is based on the fair value at the date of offer (as explained in section 7E).

(7) The net value of LTIP offered, vested, converted and lapsed during the year provides an indication of incremental value received during the year by aggregating the shaded columns (where those lapsed are treated as a negative).

(8) The aggregate value required under the Corporations Act 2001: T O'Hoy: $3,362,012; D Bortolussi: $365,490; M Brooks: $983,998; M Hudson: $515,616; P Jackson: $295,536; B Lawrence: $934,046; J Odell: $1,728,432; P Scott: $1,553,710; S Weiss: $451,950; J Murphy: $1,400,568, R Scully: $1,907,324; G Dempsey: $1,148,450.

(9) All offers for G Dempsey have lapsed.

Date of vesting/ conversion	Share price on date of vesting/ conversion	Value of those converted during the year	Value of shares converted (over and above fair value)	Share opportunities lapsed during the year [5]	Value of lapsed opportunities [6]	Net value of LTIP offered, vested, converted and lapsed during year [7,8]	Maximum share opportunity at year end [1]
22/02/2007	$6.74	$645,692	$302,728	300,400	$698,472	$1,622,104	1,309,400
–	–	–	–	191,600	$457,924	$1,012,880	1,138,200
–	–	–	–	–	–	$365,490	199,400
–	–	–	–	–	–	–	–
22/02/2007	$6.74	$209,614	$98,276	100,800	$244,764	$383,132	268,600
–	–	–	–	–	–	–	–
–	–	–	–	–	–	$515,616	263,200
–	–	–	–	–	–	$372,240	132,000
–	–	–	–	–	–	$295,536	97,200
–	–	–	–	–	–	–	–
22/02/2007	$6.74	$291,842	$136,828	113,900	$260,496	$258,040	265,700
–	–	–	–	86,800	$207,452	$159,588	317,300
22/02/2007	$6.74	$507,522	$237,948	160,800	$356,574	$745,710	566,500
–	–	–	–	150,600	$359,934	$374,940	568,300
22/02/2007	$6.74	$456,298	$213,932	195,800	$457,608	$396,128	434,200
–	–	–	–	135,600	$324,084	$255,502	522,300
–	–	–	–	–	–	$451,950	196,800
–	–	–	–	–	–	–	–
–	–	–	–	–	–	–	–
–	–	–	–	–	–	341,220	414,200
–	–	–	–	521,100	$1,400,568	(1,400,568)	–
–	–	–	–	58,200	$139,098	430,380	521,100
22/02/2007	$6.74	$516,284	$242,056	250,400	$600,942	$431,212	531,100
–	–	–	–	153,200	$366,148	$311,340	637,200
22/02/2007	$6.74	$158,390	$74,260	244,300	$709,764	(355,208)	–

7C. Current LTIP opportunities (by offer)

The table below outlines the target and maximum LTIP opportunities for executive Directors and nominated executives in all current offers under the Company's LTIP as at 30 June 2007.

	LTIP Offer (number of shares)						
	2003	2004		2005		2006	
	Target/ Maximum [1]	Target	Maximum	Target	Maximum	Target	Maximum
Executive Director (Chief Executive Officer)							
TL O'Hoy	113,200	169,600	339,200	201,400	402,800	227,100	454,200
Other Key Management Personnel							
DL Bortolussi	–	28,000	56,000	25,200	50,400	46,500	93,000
MP Brooks	35,400	33,500	67,000	29,500	59,000	53,600	107,200
MM Hudson	–	–	–	66,000	132,000	65,600	131,200
PR Jackson [2]	–	–	–	11,000	22,000	37,600	75,200
B Lawrence [2]	31,500	39,900	79,800	40,900	81,800	36,300	72,600
J Odell	64,900	83,600	167,200	82,500	165,000	84,700	169,400
PF Scott [2]	52,400	65,000	130,000	64,900	129,800	61,000	122,000
S Weiss [2]	–	–	–	40,900	81,800	57,500	115,000
Former Key Management Personnel							
JJ Murphy [3]	–	–	–	–	–	–	–
RW Scully	89,700	83,600	167,200	71,500	143,000	65,600	131,200
Other executives							
G Dempsey [3]	–	–	–	–	–	–	–

(1) Target opportunity is the number of shares allocated on reaching median performance. The minimum performance conditions for the 2003 offer were not met, so only the target opportunity is now available to participants. Refer to Section 3 for more details.

(2) For P Jackson, B Lawrence, P Scott and S Weiss, the number of shares stated above is an estimate only (under the non-Australian version of the plan, actual numbers cannot be determined until vesting).

(3) All offers for J Murphy and G Dempsey have lapsed.

7D. LTIP offers made/extended during the year

	Offer	Threshold opportunity (number of shares) [1]	Maximum opportunity (number of shares) [2]	Offer date	Start date performance period	End date performance period [3]	Value ($) per maximum entitlement at offer date [4]
Executive Director (Chief Executive Officer)							
TL O'Hoy	2003 extended	113,200	113,200	01/09/2006	01/09/2006	31/08/2008	$3.06
	2006	227,100	454,200	23/10/2006	23/10/2006	31/08/2009	$3.68
Other Key Management Personnel							
DL Bortolussi	2003 extended	–	–	–	–	–	–
	2006	46,500	93,000	18/09/2006	18/09/2006	31/08/2009	$3.93
MP Brooks	2003 extended	35,400	35,400	01/09/2006	01/09/2006	31/08/2008	$3.06
	2006	53,600	107,200	18/09/2006	18/09/2006	31/08/2009	$3.93
MM Hudson	2003 extended	–	–	–	–	–	–
	2006	65,600	131,200	18/09/2006	18/09/2006	31/08/2009	$3.93
PR Jackson [5]	2003 extended	–	–	–	–	–	–
	2006	37,600	75,200	18/09/2006	18/09/2006	31/08/2009	$3.93
B Lawrence [5]	2003 extended	31,500	31,500	01/09/2006	01/09/2006	31/08/2008	$3.06
	2006	36,300	72,600	18/09/2006	18/09/2006	31/08/2009	$3.93
J Odell	2003 extended	64,900	64,900	01/09/2006	01/09/2006	31/08/2008	$3.06
	2006	84,700	169,400	18/09/2006	18/09/2006	31/08/2009	$3.93
PF Scott [5]	2003 extended	52,400	52,400	01/09/2006	01/09/2006	31/08/2008	$3.06
	2006	61,000	122,000	18/09/2006	18/09/2006	31/08/2009	$3.93
S Weiss [5]	2003 extended	–	–	–	–	–	–
	2006	57,500	115,000	18/09/2006	18/09/2006	31/08/2009	$3.93

7D. LTIP offers made/extended during the year continued

	Offer	Threshold opportunity (number of shares) (1)	Maximum opportunity (number of shares) (2)	Offer date	Start date performance period	End date performance period (3)	Value ($) per maximum entitlement at offer date (4)
Former Key Management Personnel							
JJ Murphy	2003 extended	–	–	–	–	–	–
	2006	–	–	–	–	–	–
RW Scully	2003 extended	89,700	89,700	01/09/2006	01/09/2006	31/08/2008	$3.06
	2006	65,600	131,200	18/09/2006	18/09/2006	31/08/2009	$3.93
Other executives							
G Dempsey	2003 extended	26,100	26,100	01/09/2006	01/09/2006	31/08/2008	$3.06
	2006	25,500	51,000	18/09/2006	18/09/2006	31/08/2009	$3.93

(1) Target opportunity is the number of shares allocated on achieving median performance. For the extended 2003 offer, this is the same as the maximum opportunity.

(2) The maximum opportunity is the number of shares allocated on achieving or exceeding the 85th percentile. For the extended 2003 offer, this is the same as the target opportunity (being half the maximum opportunity that had been available under the 2003 offer before the extension).

(3) For the extended 2003 offer, the end of the performance period is the last opportunity for shares to be allocated under the offer. Shares may also be allocated before this date if the performance hurdle is met earlier.

(4) The value per maximum opportunity is the fair value per share opportunity based on the maximum possible allocation. Refer to Section 7E for more details.

(5) For P Jackson, B Lawrence, P Scott and S Weiss, the number of shares stated above is an estimate only (under the US version of the plan, actual numbers cannot be determined until vesting).

7E. Valuation of LTIP offers

In accordance with AASB 2 'Share-based Payment', each LTIP offer is valued as at its date of offer. The valuation model adopted to value the LTIP uses a 'Monte Carlo' simulation, which assesses the impact of the market-related performance conditions by projecting the share price of the companies in the peer group (refer Tables 3A and 3B), while allowing for correlations between those companies' share price movements.

The model incorporates the Company's share price at the date of offer, the expected risk-free rate of interest for the performance period, the expected annual dividend yield and the expected annual volatility of the share price returns. A simulation process is then executed numerous times to arrive at a distribution of possible LTIP offer values. The average of these values over all the simulations is the value of the LTIP at the offer date.

Offers made during the year, together with an estimate of the 2007 offer to be made to the Chief Executive Officer in October 2007, have the valuations and inputs shown below:

LTIP Offer	Offer date (1)	Value (2)	Share price at date of offer (3)	Foster's expected volatility (4)	Vesting period/ expected life (5)	Expected dividend yield (6)	Risk-free interest rate (7)
2006 CEO	23/10/2006	$3.68	$6.40	19.00%	2.85 years	3.9%	6.00%
2006	18/09/2006	$3.93	$6.48	19.00%	2.95 years	3.9%	5.90%
2003 Extended	10/09/2006	$3.06	$6.10	17.00%	2.00 years	4.0%	5.80%
2007 CEO Estimate	31/10/2007	$3.05	$6.38	20.00%	3.00 years	3.7%	6.43%

(1) For all offers, valuations are calculated as at the offer date (for the 2007 CEO Estimate, the offer date is the planned offer date).

(2) The value is the fair value based on the Monte Carlo simulation technique explained above. For the 2007 CEO Estimate, allocations relating to both Peer Groups are valued separately for each tranch. $3.05 represents the weighted average of the two valuations over the three Tranches; Peer Group one is valued at $2.94 for Tranch 1, $3.03 for Tranch 2 and $3.06 for Tranch 3 and Peer Group two is valued at $3.02 for Tranch 1, $3.07 for Tranch 2 and $3.08 for Tranch 3.

(3) For the 2007 CEO Estimate, the share price at the offer date is assumed to be the closing price of the Company's shares traded on the ASX on 29 June 2006.

(4) Expected volatility is based on historical volatility measured over an appropriate period.

(5) Vesting period/expected life is the number of years between the offer date and the date the offer will potentially vest. For the extended 2003 offer, the maximum possible time from extension until vesting is assumed.

(6) Expected dividends are based on an analysis of the Company's historical dividend payments and yields.

(7) The risk-free interest rate is based on yields on Australian Treasury Bonds as at the offer date.

Group Financial Review

Full year review

Net profit before significant items and SGARA increased 16.8 per cent to $716.1 million and earnings per share before significant items and SGARA increased 16.7 per cent to 35.6 cents. Continuing business EBITS margins increased 0.7 percentage points (0.9 percentage points at constant currency) to 25.4 per cent.

Revenue growth

Continuing business net sales revenue increased 4.7 per cent (5.9 per cent constant currency) to $4,555.2 million and in the second half constant currency net sales revenue growth accelerated to 8.6 per cent.

In AAP, revenue increased 3.9 per cent and growth accelerated to 8.5 per cent in the second half as refinements to the Australian route to market model were implemented and a number of new products were launched. In November 2006, Foster's transitioned to a dual Independent Customer and National Accounts sales structure in Australia, and in February 2007, specialist wine and premium on-premise sales teams were introduced. These initiatives improved sales execution, customer responsiveness, and increased wine sales focus and customer service. AAP wine net sales revenue increased 1.7 per cent and in the second half increased 9.8 per cent.

In Australia beer revenue increased 5.8 per cent with growth in premium and mid-strength ahead of the respective categories (Source: AC Nielsen). In the midstrength category Foster's expanded its portfolio with the launch of VB Mid and Crown Gold. In the premium category Corona and Crown performed strongly, Foster's announced a new licence agreement for Carlsberg in Australia and, in July 2007, launched Shanghai Lager. Mix is expected to continue to contribute strongly to net sales revenue growth in fiscal 2008.

In the regular category Pure Blonde volume increased by more than 140 per cent and captured over 20 per cent of total beer category value growth in Australia (Source: AC Nielsen – Total Beer category value growth MAT to 30 June 2007). Carlton Draught continued to perform strongly with double digit revenue growth. VB revenue increased, but volume was below the prior period. A number of initiatives, including the launch of VB Mid, the first major innovation initiative behind the VB brand, are being implemented to improve performance. Volume in the Light category was below the prior period.

Revenue growth in the Americas and EMEA benefited from stable route to market structures and a strong innovation pipeline. EMEA growth was driven by the re-establishment of a comprehensive promotional program with the major UK retailers, and strong growth in the Netherlands, Nordic markets and Ireland. Key drivers of Americas growth were the contributions from new products, including Beringer Third Century, Bohemian Highway and Yellowglen Yellow and Pink, and growth in Foster's Californian wines at the US$10 and above price points which continue to be particularly strong.

Foster's wine business continues to build top line momentum. Volume increased 4.7 per cent and constant currency net sales revenue increased 7.3 per cent. Second half volume and constant currency revenue growth were 6.6 per cent and 9.5 per cent respectively. Beringer, Lindemans, Penfolds and Wolf Blass all performed strongly with constant currency revenue increasing 10.7 per cent during the period and 12.2 per cent in the second half.

The performance of Rosemount improved through the year as its relaunch gained momentum in each region. Globally, Rosemount returned to growth in the second half (volume up 8.3 per cent and constant currency net sales revenue up 1.5 per cent) and in the fourth quarter Rosemount volume increased 17 per cent. Rosemount is performing strongly in the AAP and EMEA regions. In the USA consumer and customer response has been encouraging in states where the new Rosemount is on shelf. The decline in Rosemount revenue per case during the period was driven by the EMEA region and reflects mix and a return to strong promotional programming in the UK market.

Innovation was a key contributor to growth in global wine. In the Americas, Foster's launched four new wine brands – Beringer Third Century, Bohemian Highway, Yellowglen Yellow and Pink and Lindmans South Africa. In EMEA, Foster's entered the Italian and Sparkling categories, and the Chilean category with Lindemans Country of Origin. Foster's increased its relevance to major UK retailers with the launch of Lindemans Winemakers Release and Eaglehawk Reserve ranges and increased its presence in the Californian category with additional Beringer ranges.

In 2008, Foster's expects a continuation of 2007 innovation momentum and the realisation of full year benefits from sales capability advances initiated in 2007. Revenue gains are also expected from mix improvements across the portfolio and pricing.

In the Americas in 2008, Foster's will undertake distributor reviews across key states seeking to partner with distributors that deliver superior growth. While no decisions have been made, Foster's expects this review will identify incremental opportunities to improve the effectiveness and efficiency of the US route-to-market.

In wine, selective price increases taken in 2007 are expected to be followed by the pursuit of more widespread pricing opportunities across each market in 2008.

Foster's continues to invest behind its core brands with global advertising and promotional (A&P) marginally ahead of the prior period.

Global supply

BCS Supply

Foster's Beer, Cider and Spirits (BCS) supply function continues to perform as expected. In 2007, Australian BCS mix adjusted unit Cost of Goods Sold (COGS) increased by approximately 4.7 per cent with the realisation of efficiency benefits partially offsetting the impact of higher commodity input costs. The 4.7 per cent increase excludes $7.7 million in one-off costs incurred in the second half of the year associated with the transformation of the Australia logistics network. Second half mix adjusted BCS unit COGS increased 6.2 per cent with higher commodity prices, including aluminium, sugar, glass and malt, accounting for approximately 80 per cent of the unit COGS increase.

In 2007, Foster's closed the Airport West and Botany production facilities and announced it would cease production at the North Fremantle brewery in September 2007. Production from these facilities will be transferred to more efficient sites within the Foster's network, principally Yatala, Abbotsford and Cascade.

Foster's currently expects Australian BCS mix adjusted unit COGS in 2008 to increase by between 2-4 per cent, excluding the impact of additional transition costs associated with the transformation of the Australian logistics network.

Global Wine Supply

In wine supply, vineyard, winery and procurement costs were in line with expectations and have benefited from the realisation of efficiency initiatives. However, wine packaging and Australian export logistics costs were higher than anticipated.

2007 wine constant currency unit cost of goods were in line with 2006, with efficiency realisation, mix shift to higher priced bottled wine, packaging costs and vintage changeover the major influences.

In Australia, system and process re-engineering at the Wolf Blass packaging facility and in wine export logistics delivered anticipated improvement in service levels and financial performance in the second half. Further incremental improvements are anticipated in 2008.

In the Americas, improvements in operating efficiencies at the Napa Bottling Center (NBC) were realised late in the second half and, as a result, costs were $10 million higher than previously expected. These costs related to higher people and logistics costs, and greater than expected volumes packed at the St Helena packaging facility and at external contract bottlers. NBC plant operating efficiency improved in May and this improvement has been sustained in June and July. Further incremental improvements are anticipated in 2008 and are expected to facilitate a reduction in external contract bottling and closure of the St Helena packaging facility.

Combined global unit costs for wine packaging, warehousing, freight and logistics were lower in 2007 than the prior period and are expected to reduce further in 2008 as we continue to realise efficiencies in wine manufacturing operations.

Global wine unit COGS in 2008 will be influenced by the further realisation of efficiency initiatives, incremental improvement in packaging costs and Australian wine export logistics, first half benefits from the lower cost Australian vintage 2006, offset by the impact of the higher cost 2007 Australian vintage and a planned mix shift towards higher value premium bottled wines. Constant currency 2008 Californian COGS are expected to be slightly higher than 2007.

Notwithstanding changes in unit COGS, Foster's expects wine margin expansion in 2008 driven by ongoing efficiencies, mix enhancement and pricing.

With planned reductions in the volume of lower margin Australian sourced cask wine in 2008, Foster's expects approximately two thirds of 2008 global wine volumes to be sourced from Australia.

Foster's has secured the vast majority of its intake requirements for the drought and frost affected 2007 Australian vintage. However, lower yields from Company vineyards and increases in grape and bulk wine prices will increase the cost of the Australian vintage 2007, before SGARA, by approximately 20 per cent compared to the Australian vintage 2006, which was a very low cost vintage. The increased cost of Australian vintage 2007 will be realised in COGS over a number of fiscal years beginning late in 2008.

Californian vintage 2007 yields are expected to be moderately below the longer-term average. At this early stage, the outcome of Australian vintage 2008 remains highly dependant on water availability. Current expectations are for yields similar to vintage 2007 levels.

Focus and efficiency

Foster's seeks to maximise balance sheet efficiency while maintaining the flexibility to pursue growth opportunities.

In 2007, free cash flow after dividends increased 6.3 per cent to $285.2 million with an additional $721.7 million realised from the divestment of discontinued businesses and the sale of the former Kent Brewery site. Foster's also bought back approximately 3.3 per cent of its issued capital via a $400 million off-market buy-back.

On 21 August 2007, Foster's signed an agreement for the sale of its Nuriootpa white winery, packaging and warehousing site in the Barossa Valley. The proposed sale of this site was announced in June 2006.

Since June 2005, Foster's has reduced net debt by $1,665 million and returned $1.1 billion to shareholders through dividends and share buy-backs.

Net debt at 30 June 2007 was $2,568.6 million. The net debt balance at 30 June 2007 benefited from strong operational cash flows, proceeds from asset sales and a $357.8 million benefit from foreign exchange movements.

Foster's remains committed to maintaining an investment grade credit rating. At this time, Foster's is comfortable with its current BBB/Baa2 credit ratings from S&P and Moody's respectively and does not see significant net financial advantage in targeting a higher credit rating.

Capital Management

On 28 August 2007, Foster's announced a capital management program totalling $350 million with off-market and on-market components.

The announcement of the capital management initiatives reflects Foster's sound balance sheet position, the continued expectation of strong operational cash flows and the surplus capital resulting from recent asset sales. The capital management program is consistent with Foster's commitment to disciplined capital management and allows Foster's to maintain appropriate gearing levels and capital structure, and is consistent with its investment grade credit rating.

Outlook

Foster's outlook comments reflect expectations for underlying performance in constant currency terms.

Revenue growth in the Australian beer category remains robust, and the premium wine category in our key markets continues to display attractive growth characteristics.

Foster's expects global volumes in 2008 to be similar to 2007 as portfolio focus shifts to growth in higher margin products, with planned reductions in cask wine volumes. Global revenue growth will be driven by pricing, mix shifts towards premium beers and premium bottled wine, further investment in brands and enhanced route to market capability.

Revenue growth in the AAP region is expected to be driven by a stable sales organisation in Australia, continued mix improvement and value growth from the Australian beer portfolio, and wine mix enhancement with an increased focus on premium bottled wine.

In the Americas, the premium wine category is expected to remain strong, with further investments in Foster's route to market capability and new product development driving revenue growth in line with the wine category. Strong earnings growth in 2008 is likely to be weighted to the second half.

In the EMEA region, Foster's expects to consolidate the recovery in performance experienced in 2007 with continued momentum from new product development and increasing focus on higher price points driving Foster's revenue growth ahead of the wine category.

Group EBITS margins will benefit from growth in net sales revenue per case and the realisation of further efficiency opportunities.

Earnings per share in 2008 will benefit from a lower average share count due to the capital management activity completed during 2007 and the further capital management activity announced on 28 August 2007.

Foster's expects cash flow conversion to remain strong and continued growth momentum in both Group and wine returns.

Group Financial Review continued

Financial commentary

12 months ended 30 June	2007 Reported $m	2006 Reported $m	2006 Constant Currency $m	% change Reported %	% change Constant Currency %
Net sales revenue [1]	4,555.2	4,350.9	4,299.5	4.7	5.9
Australia, Asia and Pacific	870.0	816.9	820.0	6.5	6.1
Americas	254.2	245.4	219.2	3.6	16.0
Europe, Middle East and Africa	82.2	69.2	74.0	18.8	11.1
Corporate	(51.5)	(58.7)	(58.7)	12.3	12.3
EBITS [1]	**1,154.9**	**1,072.8**	**1,054.5**	**7.6**	**9.5**
SGARA	(38.1)	(7.1)	(7.7)	(429.2)	(394.8)
EBIT	1,116.8	1,065.7	1,046.8	4.8	6.7
Net finance costs	(187.1)	(243.3)	(231.6)	23.1	19.2
Continuing net profit before tax	**929.7**	**822.4**	**815.2**	**13.0**	**14.0**
Tax [1]	(260.7)	(248.1)	(245.9)	(5.1)	(6.0)
Continuing net profit after tax	**669.0**	**574.3**	**569.3**	**16.5**	**17.5**
Minority interests	(3.7)	(3.6)	(3.6)	(2.8)	(2.8)
Continuing net profit after tax and minority interests (before significant items)	**665.3**	**570.7**	**565.7**	**16.6**	**17.6**
Discontinued operations trading result after tax [1]	23.4	37.2	40.3	(37.1)	(41.9)
Net profit after tax (before significant items) [1]	688.7	607.9	606.0	13.3	13.6
Continuing operations significant items (net of tax) [1]	107.8	(59.6)	(58.6)		
Discontinued operations significant items (net of tax) [1]	169.7	617.9	617.1	(72.5)	(72.5)
Net profit after tax	966.2	1,166.2	1,164.5	(17.1)	(17.0)
Reported EPS (cents)	48.0	58.0	57.9	(17.2)	(17.1)
Net profit after tax (before significant items and SGARA) [1]	716.1	612.9	611.3	16.8	17.1
EPS (cents) (before significant items and SGARA) [1]	35.6	30.5	30.4	16.7	17.1
Average shares (number – million)	2,013.5	2,012.2	2,012.2		

1. Refer reconciliation to the Income Statement on page 37.

Exchange rates: average exchange rates used for profit and loss purposes in FY07 are: $A1 = $US0.7866 (FY 06: $A1 = $US0.7467), $A1 = GB£0.4066 (FY 06: $A1 = GB£0.4205). Period end exchange rates used for balance sheet items are: $A1 = $US0.8466 (FY 06: $A1 = $US0.7391), $A1 = GB£0.4229 (FY 06: $A1 = GB£0.4043).

Constant currency: Throughout this report constant currency assumes current and prior earnings of self-sustaining foreign operations are translated and cross border transactions are transacted at current year exchange rates.

SGARA: Australian International Accounting Standard AASB141 'Agriculture'.

Significant items: Includes continuing material items, discontinued material items and gains or losses on sale of discontinued operations.

Reconciliation to the Income Statement

12 months ended 30 June	2007 Reported $m	2006 Reported $m
Net Sales Revenue (NSR)	4,555.2	4,350.9
Other Revenue	205.0	182.8
Total revenue	4,760.2	4,533.7
EBITS	1,154.9	1,072.8
SGARA	(38.1)	(7.1)
EBIT	1,116.8	1,065.7
Material items before tax	96.7	(100.1)
Profit from continuing operations before tax and finance costs	1,213.5	965.6
Tax	(260.7)	(248.1)
Material items – tax	11.1	33.7
Income tax expense relating to continuing operations	(249.6)	(214.4)
Discontinued operations trading result after tax	23.4	37.2
Discontinued operations material items after tax	–	(82.0)
Profit after tax on divestment	169.7	706.7
Net profit from discontinued operations	193.1	661.9
Net profit after tax before significant items and SGARA	716.1	612.9
Material items post tax – continuing operations	107.8	(66.4)
Discontinued operations material items after tax	–	(82.0)
Discontinued divestment result after tax	169.7	706.7
SGARA post tax	(27.4)	(5.0)
Net profit attributable to members of Foster's Group Limited	966.2	1,166.2

Foster's Australia, Asia and Pacific

12 months to 30 June Continuing Business pre Significant items	**2007 Reported $m**	2006 Reported $m	change %	2006 Constant Currency $m	change %
Beer volume (millions 9L cases)	**107.5**	107.6	(0.1)	107.6	(0.1)
Wine volume (millions 9L cases)	**11.7**	12.6	(7.3)	12.6	(7.3)
Other (millions 9L cases)	**6.9**	7.0	(1.5)	7.0	(1.5)
Total alcohol volume (millions 9L cases)	**126.1**	127.2	(0.9)	127.2	(0.9)
Net sales revenue	**2,880.9**	2,773.4	3.9	2,770.1	4.0
EBITS	**870.0**	816.9	6.5	820.0	6.1
EBITS/NSR margin (%)	**30.2**	29.5	0.7 pts	29.6	0.6 pts

AAP EBITS increased 6.5 per cent (6.1 per cent constant currency) to $870 million with a 6.0 per cent increase in Australian EBITS, strong growth in Asia and New Zealand and a lower contribution from the Pacific. Second half AAP EBITS increased 9.6 per cent (8.5 per cent constant currency).

In Australia, net sales revenue growth accelerated in the second half following the transition to a dual Independent Customer and National Accounts sales structure and the introduction of specialist wine and premium on-premise teams.

Significant progress has been made in the development of the Australian business platform. The transition to an integrated sales system was completed in the first half and the transformation of the Australian logistics capability to a national multi-beverage network is underway and on schedule. In the first half of 2008, multi-beverage warehouses in Melbourne and Sydney will be commissioned with the national network expected to be in place in the second half of 2008. Portfolio prioritisation and simplification initiatives continued through the second half contributing to enhanced sales focus and core products aligned to specific customer channels.

Key new product launches during the period – VB Midstrength, Pure Blonde draught, Crown Gold, Yellowglen Jewel and the relaunch of Rosemount – made a strong contribution to second half growth in net sales revenue.

Net sales revenue in Australia increased 3.8 per cent and in the second half increased 7.9 per cent. Total alcohol beverage volume decreased 0.6 per cent with beer volume up 0.4 per cent, wine volume down 8.5 per cent (down 7.4 per cent in the second half) and other alcohol down 1.9 per cent. Within wine, focus has been increased on bottled wine which returned to growth in the second half. Planned reductions in cask wine volume were realised during the period with volumes declining 29 per cent over the full year and 40 per cent in the second half. Further reductions in cask wine volume are planned in 2008 as Foster's continues its mix evolution away from low margin product and increases focus on the premium bottled wine category.

BCS net sales revenue in Australia increased 4.7 per cent with price contributing the majority of the increase in average net sales revenue per case. Wine net sales revenue in Australia increased 0.2 per cent. In the second half, BCS net sales revenue increased 7.8 per cent, and wine net sales revenue grew strongly (up 8.1 per cent) reflecting the benefits of a more stable route to market, increased sales focus and favourable mix, including the benefits of increased allocations of luxury and icon Australian wines to the AAP region. Average wine net sales revenue per case increased 9.5 per cent (16.7 per cent in the second half) and was primarily driven by mix.

Australian EBITS increased 6.0 per cent with good growth in BCS and wine. BCS mix adjusted unit COGS increased 4.7 per cent, excluding $7.7 million of costs associated with the transformation of the Australian Logistics network. Increases in average wine unit COGS were driven by mix and higher costs associated with wine packaging inefficiencies in Australia, consistent with guidance in the first half.

In the second half, Asia performed strongly and benefited from an increased allocation of luxury and icon Australian wines. Earnings in the Pacific were negatively impacted by political events in Fiji. In New Zealand wine volumes increased strongly in the second half, but beer volumes declined following the alignment of trans-Tasman pricing.

Foster's Americas

12 months to 30 June Continuing Business pre Significant items	**2007 Reported $m**	2006 Reported $m	change %	2006 Constant Currency $m	change %
Beer volume (millions 9L cases)	**5.8**	6.0	(3.8)	6.0	(3.8)
Wine volume (millions 9L cases)	**19.9**	18.8	5.5	18.8	5.5
Total alcohol volume (millions 9L cases)	**25.7**	24.8	3.2	24.8	3.2
Net sales revenue	**1,219.9**	1,195.3	2.1	1,134.8	7.5
EBITS	**254.2**	245.4	3.6	219.2	16.0
EBITS/NSR margin (%)	**20.8**	20.5	0.3 pts	19.3	1.5 pts

The Americas continues to grow as a strong premium wine market for Foster's. Wine volume in the Americas increased 5.5 per cent and wine constant currency net sales revenue increased 7.5 per cent, with good growth in the USA and Canadian markets. In the second half wine volume increased 7.7 per cent and constant currency net sales revenue increased 7.0 per cent.

Californian wine constant currency net sales revenue increased 7.3 per cent with strong growth in Chateau St Jean and Stags' Leap, which were examples of the eight brands of Foster's nine Californian brands in the above US$10 segment that grew in 2007. Beringer constant currency net sales revenue increased 6.7 per cent. All tiers of the Beringer brand grew revenue with good growth in Beringer Founders Estate, Stone Cellars and the California Collection, supported by the launch of Beringer Third Century during the period.

Australian wine constant currency net sales revenue increased 5.7 per cent with Lindemans, Wolf Blass and Penfolds all performing strongly.

Foster's continues to invest in sales capability and efficiency. In 2007, US field sales staff were equipped with proprietary store level depletions tracking software, purchase level consumer insights database and enhanced sales price and promotion analysis tools. Distribution points increased approximately 6 per cent with good growth in the on-premise and convenience channels.

Wine constant currency net sales revenue per case increased 1.9 per cent in 2007 and benefited from selective price increases implemented in the first half and a contribution from improved mix. In the second half, net sales revenue per case was negatively impacted by reduced volumes of luxury and icon Australian wines as they were reallocated to higher returning AAP markets.

Americas constant currency EBITS increased 16 per cent and constant currency EBITS margins increased 1.5 percentage points to 20.8 per cent. In the second half, EBITS margins were negatively impacted by reduced volumes of luxury and icon Australian wines and costs associated with inefficiencies at the NBC. Higher than anticipated NBC costs reduced Americas EBITS margins by approximately 2.5 percentage points in the second half.

Foster's Europe, Middle East and Africa (EMEA)

12 months to 30 June Continuing Business pre Significant items	2007 Reported $m	2006 Reported $m	change %	2006 Constant Currency $m	change %
Beer volume (millions 9L cases)	1.3	1.5	(5.9)	1.5	(5.9)
Wine volume (millions 9L cases)	9.4	7.6	22.7	7.6	22.7
Total alcohol volume (millions 9L cases)	10.7	9.1	18.2	9.1	18.2
Net sales revenue	454.4	382.2	18.9	394.6	15.2
EBITS	82.2	69.2	18.8	74.0	11.1
EBITS/NSR margin (%)	18.1	18.1	–	18.8	(0.7) pts

In EMEA, innovation and the distribution reach of the combined Southcorp and Beringer Blass businesses contributed to accelerated growth. Wine volume increased 22.7 per cent and wine constant currency net sales revenue increased 16.1 per cent. In the second half, wine volume increased 16.7 per cent and constant currency net sales revenue increased 16.6 per cent. EMEA region constant currency EBITS increased 11.1 per cent.

New products, including Lindemans Winemakers Release, Eaglehawk Reserve and the launch of an expanded Beringer range, contributed strongly to constant currency net sales revenue growth in 2007.

In the UK, wine volume increased 26 per cent benefiting from strong promotional programs with the major retailers, an investment in sales capability in the convenience channel and the successful relaunch of Rosemount. Rosemount volumes increased over 60 per cent in the second half.

Outside the UK, wine volume increased 19 per cent with strong growth in the Nordics, the Netherlands and Ireland driven by strong performances by Lindemans, Penfolds and Wolf Blass.

Wine constant currency net sales revenue per case declined 5.4 per cent. This primarily reflects mix as Foster's recaptured volume share and relevance with key customers by establishing a strong position at the £4 average retail price point in the UK, and realised strong growth of bag-in-box in the Nordics. In the second half, mix was also impacted by reduced volumes of luxury and icon wines following a reallocation to higher returning AAP markets.

EMEA constant currency EBITS margins declined 0.7 percentage points to 18.1 per cent, primarily reflecting mix. In the second half, constant currency EBITS margins increased 0.5 percentage points to 19.2 per cent, reflecting selective pricing and the benefits of increased volumes of the lower cost Australian vintage 2006 wine.

Foster's Wine Trade

12 months to 30 June Continuing Business pre Significant items	2007 Reported $m	2006 Reported $m	change %	2006 Constant Currency $m	change %
AAP volume (millions 9L cases)	11.7	12.6	(7.3)	12.6	(7.3)
Americas volume (millions 9L cases)	19.9	18.8	5.5	18.8	5.5
EMEA volume (millions 9L cases)	9.4	7.7	22.7	7.7	22.7
Total alcohol volume (millions 9L cases)	41.0	39.1	4.7	39.1	4.7
AAP NSR	690.5	678.9	1.7	677.3	1.9
Americas NSR	1,215.8	1,191.2	2.1	1,130.7	7.5
EMEA NSR	440.2	366.6	20.1	379.0	16.1
Total net sales revenue	2,346.5	2,236.5	4.9	2,187.0	7.3
Total EBITS	469.6	437.9	7.2	415.9	12.9
EBITS/NSR margin (%)	20.0	19.6	0.4 pts	19.0	1.0 pts
EBIT	431.5	430.7	0.2	408.3	5.7
OCFPIT	481.8	539.4	(10.7)	527.3	(8.6)

Foster's global wine trade volumes increased 4.7 per cent and constant currency net sales revenue increased 7.3 per cent. Constant currency EBITS increased 12.9 per cent and EBITS margin increased 1 percentage point to 20 per cent.

The SGARA loss of $38.1 million ($27.4 million after tax) was primarily due to lower volumes from the drought and frost affected Australian vintage 2007, only modestly offset by an increase in value per tonne.

The wine business is expected to deliver sustainable improvements in returns in 2008; however, given prevailing foreign exchange rates and higher than anticipated wine packaging and export logistics costs, Foster's wine business returns in 2008 are not expected to reach the levels targeted at the time of the Southcorp acquisition. The timing of reaching targeted return levels will be dependent upon prevailing exchange rates, continued revenue growth momentum, increased wine packaging and export logistics efficiencies, and the volume and costs associated with Australian vintage 2008.

Continuing business significant items

Continuing business net profit from significant items of $107.8 million ($96.7 million before tax) included a $131.5 million after tax profit related to the sale of the Kent Brewery site in Sydney and an after tax loss of $23.7 million relating to the cessation of production at North Fremantle. The North Fremantle significant item includes cash costs of $13.1 million.

Discontinued businesses

The Discontinued Businesses trading result was $32.5 million ($23.4 million after tax) and primarily related to the Wine Clubs & Services business.

Discontinued business significant items after tax was $169.7 million and included a post-tax loss of $35.2 million relating to divestment of the Wines Clubs & Services businesses and a post-tax profit of $204.9 million relating to the divestment of the Asian brewing businesses and the Foster's trademark in India. The Wine Clubs and Services loss includes a fair value adjustment relating to Sobemab, the European Wine Services business that remains to be sold, and incremental tax, transaction and restructuring costs.

Cash Flow

12 months to 30 June	**2007 $m**	2006 $m	change %
EBITDAS – continuing	**1,305.6**	1,216.7	7.3
Working capital change	(86.5)	63.3	
Other items	(5.9)	(33.4)	
Operating cash flow before interest and tax	**1,213.2**	**1,246.6**	**(2.7)**
Dividends received	0.4	0.1	
Net interest paid	(209.7)	(221.6)	
Tax paid	(228.1)	(206.6)	
Net operating cash flows	**775.8**	**818.5**	**(5.2)**
Net capital expenditure	(144.6)	(215.5)	
Cash flow before dividends	**631.2**	**603.0**	**4.7**
Ordinary dividends/distributions to minorities	(346.0)	(334.6)	
Cash flow after dividends	**285.2**	**268.4**	**6.3**
Continuing business cash conversion	92.9%	102.5%	(9.6) pts
Net operating cash flows	**775.8**	**818.5**	**(5.2)**
Discontinued business	34.4	64.0	
Less significant item cash flows in operating	(62.9)	(47.3)	
Statutory operating cash flows	**747.3**	**835.2**	**(10.5)**

Continuing business operating cash flow pre interest, tax and significant items decreased 2.7 per cent to $1,213 million. Free cash flow after dividends increased 6.3 per cent to $285 million.

Cash conversion declined 9.6 percentage points to 93 per cent of EBITDAS. The decline in cash conversion primarily reflects higher cash outflows associated with Australian vintage 2007.

Net capital expenditure declined 32.9 per cent to $144.6 million. Major capital expenditure projects during the period included the Australian Logistics Transformation, upgrades to warehousing facilities at Lindemans Karadoc, wine packaging at Wolf Blass and NBC, and investments in technology such as the enhanced international 'order to cash' system. In 2008, capital expenditure is expected to be in line with depreciation.

Discontinued operations include net operating cash flows of $34.4 million and approximately $3.7 million of net capital expenditure. Cash flows associated with significant items were $62.9 million and included cash disbursements relating to the Southcorp integration of $21.3 million, and payments totalling approximately $16.2 million in relation to the wine trade operation review announced in June 2004 and $15.5 million relating to the global Formula 1 sponsorship which ended in December 2006.

Net debt

Year ended 30 June	2007 $m	2006 $m	change %
Gross borrowings	2,874.5	3,972.6	(27.6)
Debt issuance costs	(18.8)	(22.9)	
Fair value adjustments to fixed debt	2.1	(8.7)	
Borrowings per balance sheet	2,857.8	3,941.0	(27.5)
Cash	(287.5)	(449.6)	(36.1)
Fair value of fixed rate debt hedges	(1.7)	7.8	
Net debt	2,568.6	3,499.2	(26.6)
Gearing (%)	55.4	78.1	22.7 pts
Interest cover (times)	6.2	4.4	1.8 times

Foster's net debt reduced by $931 million during the period to just below $2.6 billion. Net debt was $357.8 million lower as a result of foreign exchange movements. The approximate proportion of Foster's gross debt denominated in US dollars is 80 per cent, in pounds sterling 8 per cent, in Australian dollars 10 per cent, and other currencies 2 per cent. Approximately 50 per cent of the gross debt portfolio is at fixed rates.

Net interest expense declined to $187.1 million and the average interest rate in the period was 5.72 per cent. Net interest benefited by approximately $12 million as a result of foreign exchange movements and, in the second half, from an $8 million debt restructuring benefit. Foster's expects the average interest rate in fiscal 2008 to be in the mid-6 per cent range.

Group interest cover, defined as continuing business EBITS to net interest, has increased from 4.4 times to 6.2 times.

Taxation

The Group's tax expense (excluding tax on significant items and discontinued operations) increased 5.5 per cent to $260.7 million. The effective tax rate (excluding significant items and related tax) was 28 per cent. Foster's expects its effective tax rate to remain at or modestly above current levels in 2008.

In June 2007, Foster's announced that it had received income tax assessments from the Australian Commissioner of Taxation. The assessments relate to the utilisation of tax losses associated with the funding of the Elders Finance Group in the 1980s and 1990s which are currently the subject of related Federal Court proceedings initiated by Foster's. Foster's view is that its maximum exposure in relation to these and related assessments is limited to $545.7 million ($340.9 million for primary tax and $204.8 million for penalties and interest), based on the positions adopted by the Commissioner. Foster's paid $244 million to the Commissioner on 3 August 2007. Foster's will recognise this amount as a receivable until the matter is resolved.

Historical Summary

$ million	AGAAP 2003	AGAAP 2004	AIFRS 2005	AIFRS 2006	AIFRS 2007
Income statement					
Net sales revenue	3,080.3	2,943.7	3,322.2	4,350.9	**4,555.2**
EBITDAS (continuing business)	875.6	779.2	880.0	1,216.7	**1,305.6**
EBIT from operations					
• AAP				800.2	**831.2**
• Americas				255.3	**254.9**
• EMEA				68.9	**82.2**
• Corporate				(58.7)	**(51.5)**
EBIT (continuing business)	719.6	568.5	729.2	1,065.7	**1,116.8**
Net interest	(153.2)	(74.9)	(81.0)	(243.3)	**(187.1)**
Income tax expense	(166.2)	(150.5)	(208.6)	(248.1)	**(260.7)**
Minority interest	(7.5)	(7.4)	(5.3)	(3.6)	**(3.7)**
Material items (after tax)	(119.0)	(219.5)	(25.8)	(66.4)	**107.8**
Discontinued operations – trading (after tax)	175.4	133.7	85.3	37.2	**23.4**
Discontinued operations – material items (after tax)	13.8	549.4	426.1	624.7	**169.7**
Net profit after tax	462.9	799.3	919.9	1,166.2	**966.2**
SGARA	(14.3)	(56.1)	(17.7)	(7.1)	**(38.0)**
Average shares outstanding (million)	2,064.7	2,070.8	1,998.8	2,012.2	**2,012.7**
Average dilutive shares outstanding (million)	2,206.1	2,071.8	1,999.6	2,012.2	**2,013.5**
Earnings per share[1] – cents	28.0	24.6	26.6	30.5	**35.6**
Reported basic earnings per share – cents	22.3	38.6	46.0	58.0	**48.0**
Reported diluted earnings per share – cents	21.9	38.6	46.0	58.0	**48.0**
Cash Flow					
Operating cash flow	696.5	657.0	523.4	835.2	**747.3**
Asset sales and other	152.3	1,331.0	1,038.9	828.3	**770.4**
Capital expenditure	(309.8)	(290.6)	(239.9)	(284.9)	**(195.2)**
Investments	(200.7)	(102.3)	(3,113.3)	(206.3)	**(1.4)**
Dividend payments	(287.5)	(667.7)	(300.3)	(332.9)	**(620.2)**
Share buy-back/new issues	(39.3)	(514.2)	(146.5)	3.3	**(124.6)**
Outside equity interest	(2.6)	(0.6)	(6.3)	(1.8)	**(3.1)**
Net cash flow	8.9	412.6	(2,244.0)	840.9	**573.2**
Financial Strength					
Net debt – End of Period	2,647.6	1,662.2	4,236.6	3,499.2	**2,568.6**
Total shareholders' equity	4,493.1	4,600.2	3,707.2	4,481.7	**4,633.2**
Book value per share – $	2.14	2.27	1.83	2.20	**2.34**
Net tangible assets per share – $	0.97	1.13	–	0.43	**0.60**
Net debt/equity (%) – End of Period	58.9	36.1	114.3	78.1	**55.4**
EBITS/interest paid cover (times)[2]	4.8	8.3	9.2	4.4	**6.2**
Shareholder Returns					
Dividend (cents per share)	18.75	19.25	20.00	21.50	**23.75**
Dividend cover (times)	1.2	2.1	2.3	2.7	**2.0**
Franking (%)	100.0	100.0	100.0	100.0	**100.0**
Return on equity (%)	10.4	17.5	24.8	26.0	**20.9**
Share prices ($)					
• Close	4.21	4.72	5.32	5.47	**6.38**
• Year high	4.95	4.89	5.88	5.98	**7.14**
• Year low	4.16	4.17	4.56	4.56	**5.26**

[1] Earnings pre-significant items and SGARA.
[2] Continuing business, excluding SGARA.

Income Statements

	Note	FGL 2007 $m	FGL 2006 $m	Consolidated 2007 $m	Consolidated 2006 $m
Revenue	2	**700.0**	700.0	**4,760.2**	4,533.7
Cost of sales				**(2,665.5)**	(2,466.6)
Gross profit		**700.0**	700.0	**2,094.7**	2,067.1
Other income	2, 3	**1.3**	1.7	**144.3**	9.7
Selling expenses				**(340.0)**	(325.5)
Marketing expenses		**(9.0)**	(1.7)	**(360.1)**	(350.8)
Distribution expenses				**(23.8)**	(11.8)
Administration expenses		**(53.3)**	(57.5)	**(224.6)**	(301.1)
Other expenses	3	**(6.0)**	-	**(87.3)**	(130.5)
Share of net profits of associates and joint ventures accounted for using the equity method	12			**10.3**	8.5
Profit from continuing operations before tax and finance costs		**633.0**	642.5	**1,213.5**	965.6
Finance income		**164.0**	139.0	**27.3**	31.0
Finance costs		**(53.6)**	(38.7)	**(214.4)**	(274.3)
Net finance income/(costs)	2	**110.4**	100.3	**(187.1)**	(243.3)
Profit before tax from continuing operations		**743.4**	742.8	**1,026.4**	722.3
Income tax expense relating to continuing operations	5	**(8.5)**	(17.5)	**(249.6)**	(214.4)
Net profit from continuing operations		**734.9**	725.3	**776.8**	507.9
Net profit from discontinued operations	4			**193.1**	661.9
Profit for the year		**734.9**	725.3	**969.9**	1,169.8
Net profit attributable to minority interests				**3.7**	3.6
Net profit attributable to members of Foster's Group Limited		**734.9**	725.3	**966.2**	1,166.2
Profit for the year		**734.9**	725.3	**969.9**	1,169.8
Earnings per share for profit from continuing operations attributable to the members of Foster's Group Limited (cents)	7			**38.4**	25.1
Earnings per share for profit attributable to the members of Foster's Group Limited (cents)	7			**48.0**	58.0

The income statements should be read in conjunction with the accompanying notes.

Balance sheets

Foster's Group Limited and its controlled entities
Balance Sheets at 30 June

	Note	FGL		Consolidated	
		2007	2006	**2007**	2006
		$m	$m	**$m**	$m
Current assets					
Cash and cash equivalents	9	**2.6**	2.4	**287.5**	449.6
Receivables	10	**9,272.1**	7,548.5	**1,211.4**	889.9
Inventories	11			**1,037.9**	1,170.0
Non-current assets classified as held for sale	13			**100.7**	567.9
Derivative financial assets	18			**1.6**	3.7
Total current assets		**9,274.7**	7,550.9	**2,639.1**	3,081.1
Non-current assets					
Receivables	10	**23.1**	32.0	**42.6**	70.7
Inventories	11			**461.2**	481.1
Investments accounted for using the equity method	12			**63.0**	64.7
Other financial assets	14	**1,339.1**	1,120.7		
Property, plant and equipment	15	**15.4**	23.2	**2,261.7**	2,343.2
Agricultural assets	16			**335.1**	354.1
Intangible assets	17			**3,421.8**	3,591.2
Deferred tax assets	5	**13.6**	14.7	**296.8**	406.6
Derivative financial assets	18			**41.7**	46.4
Total non-current assets		**1,391.2**	1,190.6	**6,923.9**	7,358.0
Total assets		**10,665.9**	8,741.5	**9,563.0**	10,439.1
Current liabilities					
Payables	19	**1,178.8**	819.8	**771.1**	794.1
Borrowings	20	**4,627.1**	3,082.8	**285.9**	472.6
Current tax liabilities		**30.5**	1.1	**272.4**	1.3
Provisions	21	**4.4**	3.6	**148.7**	206.4
Liabilities directly associated with non-current assets held for sale	13			**40.4**	107.4
Derivative financial liabilities	18			**3.1**	4.3
Total current liabilities		**5,840.8**	3,907.3	**1,521.6**	1,586.1
Non-current liabilities					
Payables	19	**15.2**	21.6	**27.4**	45.3
Borrowings	20			**2,571.9**	3,468.4
Deferred tax liabilities	5	**1.7**	1.8	**744.4**	789.1
Provisions	21	**4.5**	3.2	**28.7**	18.9
Derivative financial liabilities	18			**35.8**	49.6
Total non-current liabilities		**21.4**	26.6	**3,408.2**	4,371.3
Total liabilities		**5,862.2**	3,933.9	**4,929.8**	5,957.4
Net assets		**4,803.7**	4,807.6	**4,633.2**	4,481.7
Equity					
Contributed equity	22	**3,612.9**	3,616.8	**3,612.9**	3,616.8
Reserves	23	**19.7**	28.2	**(219.4)**	(136.6)
Retained profits	23	**1,171.1**	1,162.6	**1,212.1**	972.7
Total parent entity interest		**4,803.7**	4,807.6	**4,605.6**	4,452.9
Minority interests in controlled entities				**27.6**	28.8
Total equity		**4,803.7**	4,807.6	**4,633.2**	4,481.7

The balance sheets should be read in conjunction with the accompanying notes.

Statements of recognised income and expenses

	Note	FGL 2007 $m	FGL 2006 $m	Consolidated 2007 $m	Consolidated 2006 $m
Total Equity at the beginning of the financial year		**4,807.6**	4,399.1	**4,481.7**	3,707.2
Adjustment resulting from change in accounting policy		**(5.3)**	(6.9)	**(5.3)**	(13.4)
Cash flow hedges (net of tax)	23			**2.1**	(27.3)
Net investment hedges (net of tax)	23			**177.6**	(75.1)
Share based payments	23	**2.0**	11.7	**2.0**	11.7
Actuarial gains/(losses) on defined benefit plans	27	**0.9**	2.2	**0.5**	13.0
Exchange difference on translation of foreign operations	23			**(254.0)**	35.6
Net income/(expense) recognised directly in equity		**(2.4)**	7.0	**(77.1)**	(55.5)
Profit for the year		**734.9**	725.3	**969.9**	1,169.8
Total recognised income/(expense) for the period		**732.5**	732.3	**892.8**	1,114.3
Total recognised income and expense for the period is attributable to:					
- members of Foster's Group Limited		**732.5**	732.3	**889.1**	1,110.7
- minority interests				**3.7**	3.6
Transactions with equity holders					
- contributions / (return) of equity	22	**(3.9)**	87.9	**(3.9)**	87.9
- dividends paid	8, 22	**(732.5)**	(411.7)	**(732.5)**	(411.7)
- minority interests				**(4.9)**	(16.0)
		(736.4)	(323.8)	**(741.3)**	(339.8)
Total Equity at the end of the financial year		**4,803.7**	4,807.6	**4,633.2**	4,481.7

The statements of recognised income and expenses should be read in conjunction with the accompanying notes.

Statements of Cash Flows

	Note	FGL 2007 $m Inflows/ (Outflows)	FGL 2006 $m Inflows/ (Outflows)	Consolidated 2007 $m Inflows/ (Outflows)	Consolidated 2006 $m Inflows/ (Outflows)
Cash flows from operating activities					
Receipts from customers				**6,858.6**	6,841.4
Payments to suppliers, governments and employees		**(88.0)**	(29.1)	**(5,672.9)**	(5,564.1)
Dividends received		**700.0**	700.0	**0.4**	0.1
Interest received		**1.1**	0.1	**22.6**	41.6
Borrowing costs		**(1.4)**	(2.1)	**(231.8)**	(273.8)
Income taxes paid		**(219.6)**	(202.7)	**(229.6)**	(210.0)
Net cash flows on behalf of controlled entities		**(700.0)**	(700.0)		
Net cash flows from operating activities	31	**(307.9)**	(233.8)	**747.3**	835.2
Cash flows from investing activities					
Payments to acquire controlled entities (net of cash balances acquired)	31			**(1.4)**	(156.2)
Payments for property, plant, equipment and agricultural assets		**(4.4)**	(14.0)	**(195.2)**	(284.9)
Payments for acquisition of investments/other assets	31			**-**	(50.1)
Payments for issues of loans				**(0.4)**	-
Net proceeds from repayment of loans		**3.4**	3.4	**3.4**	3.3
Proceeds from sale of property, plant and equipment		**1.3**	-	**46.9**	65.2
Proceeds from sale of investments and other assets				**202.8**	730.9
Proceeds from sale of controlled entities		**238.0**	-	**517.3**	28.9
Net cash flows from investing activities		**238.3**	(10.6)	**573.4**	337.1
Cash flows from financing activities					
Payments for shares bought back		**(125.3)**	-	**(125.3)**	-
Proceeds from issue of shares and exercise of options		**0.7**	3.3	**0.7**	3.3
Proceeds from borrowings	20			**509.6**	670.3
Repayment of borrowings	20			**(1,231.7)**	(1,863.6)
Distributions to minority interests				**(3.1)**	(1.8)
Dividends paid	8	**(620.2)**	(332.9)	**(620.2)**	(332.9)
Net cash flows on behalf of controlled entities		**814.6**	575.6		
Net cash flows from financing activities		**69.8**	246.0	**(1,470.0)**	(1,524.7)
Total cash flows from activities	20	**0.2**	1.6	**(149.3)**	(352.4)
Cash at the beginning of the year		**2.4**	0.8	**448.0**	791.9
Effects of exchange rate changes on foreign currency cash flows and cash balances				**(11.2)**	8.5
Cash at the end of the year	31	**2.6**	2.4	**287.5**	448.0

The statements of cash flows should be read in conjunction with the accompanying notes.

Note 1 Summary of significant accounting policies

Basis of Preparation

The financial report is a general purpose financial report and has been prepared in accordance with the requirements of Australian equivalents to International Financial Reporting Standards (AIFRSs) and other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Interpretations and the Corporations Act 2001.

The financial report has been prepared on a historical cost basis, except for derivative financial instruments and agricultural assets, which have been measured at fair value.

Statement of Compliance

This financial report complies with Australian Accounting Standards, which include Australian equivalents to International Financial Reporting Standards (AIFRS). Compliance with AIFRS ensures that the financial report, comprising the financial statements and notes, complies with International Financial Reporting Standards (IFRS).

A summary of significant accounting policies of the Group under AIFRS is disclosed below.

Principles of Consolidation

The consolidated financial statements have been prepared for the consolidated entity (also referred to as the 'Group') comprising Foster's Group Limited (FGL) as the parent entity, and all its controlled entities. Controlled entities are listed in note 34.

Where control of an entity is obtained during a financial year, its results are included in the consolidated income statements from the date on which control commences. Where control of an entity ceases during a financial year its results are included for that part of the year during which control existed.

Changes in Accounting Policy

The following changes in accounting policies were implemented:

AASB 114 "Segment Reporting"

Consistent with the prior year the Group has adopted geographical segments as the primary segment. The group no longer reports a secondary industry segment as the risks and returns related to individual products or groups of products are similar. No industry segment has been presented for the comparative year.

AASB 2005-1 "Amendments to Australian Accounting Standards [AASB 139]" – Cash Flow Hedge Accounting of Forecast Intra-group Transactions

Forecast intra-group transactions qualify as a hedge item when the transaction is highly probable, not in the functional currency of the entity entering into the transaction and the foreign currency risk will affect the consolidated position. Gains or losses recognised directly in equity are reclassified into profit and loss in the same period or periods the foreign currency risk affects consolidated profit and loss.

AASB 2005-4 "Amendments to Australian Accounting Standards [AASB 139, AASB 132, AASB 1, AASB 1023 and AASB 1038]" – Fair Value Options

Gains and losses on financial assets or liabilities are offset in the profit and loss against hedge transactions through the profit and loss when: they eliminate or reduce a recognition or measurement inconsistency; they apply to a group of financial assets/liabilities managed on a fair value basis; or they contain an embedded derivative that is not closely related to the contract.

AASB 2005-9 "Amendments to Australian Accounting Standards [AASB 4, AASB 1023, AASB 139, AASB 132]" – Financial Guarantee Contracts

Where a contract meets the definition of a financial guarantee, the contract is recognised at fair value at inception and then recognised at the greater of amortised cost, or the best estimate of total payments under the contract terms. In implementing this change, a provision of $5.3 million (no tax benefits applicable) has been recognised against retained earnings. During the period $1.0 million of this provision was released to net finance costs. An equivalent amount would have been released in the comparative financial period if this change was implemented at 1 July 2004. Comparatives have not been restated. The previous disclosure of a debt related financial guarantee of $150 million has been removed from contingent liabilities and is now disclosed in accordance with the requirements of AASB139 "Financial Instruments: recognition and measurement"

AASB 2006-1 "Amendments to Australian Accounting Standards [AASB 121] – Net Investments in a Foreign Operation

Monetary items form part of a net investment in a foreign operation even if they are not denominated in the functional currency of the entity or the foreign operation.

Recently issued or amended accounting standards

The following Australian Accounting Standards have recently been issued or amended but are not yet effective and have not been adopted for this annual reporting period:

AASB 7 "Financial Instruments: Disclosures", issued August 2005 is applicable to the Group for the year commencing 1 July 2007.

AASB 8 "Operating Segments", issued February 2007 is applicable to the Group for the year commencing 1 July 2009.

Both accounting standards have disclosure implications to the Group. There are no financial impacts associated with adoption of the amendments above.

Summary of Significant Accounting Policies

The significant accounting policies applied by the Group are described below.

Revenue Recognition

Revenue is measured at the fair value of the consideration received or receivable. Amounts disclosed as operating revenue are net of sales discounts, duties and taxes.

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group, and revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised.

Note 1 Summary of significant accounting policies (continued)

Sale of goods

Revenue is recognised when the significant risk and rewards of ownership have passed to the buyer, the amount can be reliably measured and collectibility of the related receivables is reasonably assured. Generally, revenue is recognised when goods are despatched or when goods are delivered.

Property and investments

Revenue from the sale of non-residential properties held for development and resale is recognised when an executable contract becomes unconditional and sale of residential land is recognised at settlement.

Interest income

Revenue is recognised as the interest accrues (using the effective interest method, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial instrument) to the net carrying amount of the financial asset.

Royalties

Revenue is recognised on an accruals basis in accordance with the substance of the relevant agreements.

Dividends

Revenue is recognised when the right to receive payment is established.

Borrowing costs

Borrowing costs are recognised as an expense when incurred.

Acquisition of Assets

The purchase method of accounting is used for all acquisitions of assets regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of cash, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition. Transaction costs arising on the issue of equity instruments are recognised directly in equity. Where settlement of any part of cash consideration is deferred, the amount payable in the future are discounted to their present value as at the date of acquisition.

Impairment of assets

At each reporting date, the Group assesses whether there is any indication that an asset may be impaired. Where an indicator of impairment exists or when annual impairment testing for an asset is required, the Group makes a formal assessment of recoverable amount. Where the carrying amount of an asset exceeds its recoverable amount the asset is considered impaired and is written down to its recoverable amount.

Recoverable amount is the greater of fair value less costs to sell and value in use. It is determined for an individual asset, unless the asset's value in use cannot be estimated to be close to its fair value less costs to sell and it does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Impairment losses are recognised in the current period income statement.

An assessment is made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated.

A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognised. If that is the case the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years. Such a reversal is recognised in the income statement. After such a reversal the depreciation charge is adjusted in future periods to allocate the asset's revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

Impairment losses recognised for goodwill are prohibited from being reversed.

Cash and cash equivalents

Cash and cash equivalents consists of cash on hand, deposits held at call with banks, cash in transit, short-term deposits and investments with original maturities of three months or less.

For the purposes of the Cash Flow Statement, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts.

Receivables

Trade Receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost, less provision for doubtful debts. Credit terms are as follows:

Beer, Cider, Spirits and Non Alcoholic Beverages

Credit terms are generally 14 days from the date of invoice and 42 days from the date of invoice for spirit sales.

Wine

Trade customers are generally provided 42 days credit from the date of invoice.

Clubs and Services

Wine club credit card customers are generally billed 3 days from the order date. Other customers pay by direct debit from their bank accounts.

Bottling services are invoiced as the product is complete. Storage and warehouse fees are charged at the end of each month. Trading terms are generally 30 days from the end of the month of invoice.

Note 1 Summary of significant accounting policies (continued)

All receivables are regularly reviewed and a provision for impairment of trade receivables is established when there is objective evidence that all amounts may not be collectible according to the original terms of the sales transaction. Bad debts are written-off when identified.

Other Receivables

Other debtors

Other debtors are initially recorded at fair value of the consideration received or receivable.

Other debtors are classified as current assets unless the debtor has an unconditional right to defer settlement of the asset for at least 12 months after the balance sheet date, in which case they are classified as non-current other debtors.

Subsequent measurement of other non-current debtors, occurs at amortised cost, where the nominal value is discounted to present value, using the effective interest rate of the asset over the expected period of settlement.

Loans

Loans comprise employee share loans, loans to controlled entities and loans to Director related entities and other persons. All loans except for certain inter-entity loans are non-interest bearing and are initially recognised at fair value and subsequently recorded at amortised cost, representing the present value of the loan, calculated using the effective interest rate of the loan over its term.

Inventories

Inventories of finished goods, raw materials and stores and work in progress are valued at the lower of cost (using average or FIFO basis) and estimated net realisable value. Cost of manufactured goods is determined on a consistent basis, comprising raw materials, direct labour, other direct costs and related production overheads based on normal operating capacity but exclude borrowing costs.

Net realisable value represents the estimated selling price in the ordinary course of business less estimated costs of completion and estimated costs to be incurred in marketing, selling and distribution.

Inventories of wine stocks, shown as work in progress at cost, have been classified between current and non-current based on sales projections for the ensuing year.

Investments

Investments in associates and controlled entities are accounted for using the purchase method. Under this method, the cost of an acquisition is measured at fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition. The excess of the cost of acquisition over the fair value of the net assets of the subsidiary acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement.

Associates

In the consolidated financial statements, investments in associates, which includes partnerships, are accounted for using the equity method of accounting and are initially recognised at cost.

Under this method, the Group's share of post acquisition profits or losses of associates, is recognised in the income statement and its share of movements in post acquisition reserves is recognised in the Group's consolidated reserves. The cumulative post-acquisition changes in the Group's share of net assets of the associate, less any impairment losses, are adjusted against the cost of the investment. When the group's share of losses in an associate equals or exceeds its interest in the associate, the group does not recognise any further losses, unless it has an obligation on behalf of the associate. Where there has been a change recognised directly in the associate's equity, the Group recognises its share of any changes and discloses, when applicable, in the consolidated Statement of recognised income and expenses. Associates are those entities over which the Group has significant influence, but not control and which is neither a subsidiary nor a joint venture.

Unrealised gains and losses in transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates.

Controlled entities

Investments in controlled entities are carried at the lower of cost and recoverable amount (in the parent entity).

Business combinations involving commonly controlled entities are recorded at cost.

Financial Assets

Financial assets in the scope of AASB 139 "Financial Instruments: Recognition and Measurement" are classified as either financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, or available-for-sale investments, as appropriate.

When financial assets are recognised initially, they are measured at fair value, plus, in the case of investments not at fair value through profit or loss, directly attributable transactions costs. The Group determines the classification of its financial assets after initial recognition and, when allowed and appropriate, re-evaluates this designation at each financial year-end.

Financial assets at fair value through the profit or loss

Financial assets classified as held for trading are included in the category 'financial assets at fair value through profit or loss'. Financial assets are classified as held for trading if they are acquired for the purpose of selling in the near term. Derivatives are also classified as held for trading unless they are designated and effective hedging instruments. Gains or losses on investments held for trading are recognised in the income statement.

Note 1 Summary of significant accounting policies (continued)

Held-to-maturity investment

Non-derivative financial assets with fixed or determinable payments and fixed maturity are classified as held-to-maturity when the Group has the positive intention and ability to hold to maturity. Investments intended to be held for an undefined period are not included in this classification.

Interest bearing investments that are intended to be held-to-maturity are subsequently measured at amortised cost using the effective interest method. Amortised cost is calculated by taking into account any discount or premium on acquisition, over the period to maturity. For investments carried at amortised cost, gains and losses are recognised in the income statement when the investments are derecognised or in the event of impairment, as well as through the amortisation process.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are carried at amortised cost using the effective interest method. Gains and losses are recognised in the income statement when the loans and receivables are derecognised or impaired, as well as through the amortisation process.

Available-for-sale investments

Available-for-sale investments are those non-derivative financial assets that are designated as available-for-sale or are not classified within any of the three preceding categories. After initial recognition available-for sale investments are measured at fair value with gains or losses being recognised as a separate component of equity until the investment is sold, collected or otherwise disposed of, or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in the income statement.

For investments that are actively traded in organised financial markets, fair value is determined by reference to stock exchange quoted market bid prices at the close of business on the balance sheet date.

For investments where there is no active market or no quoted market price, fair value is determined using valuation techniques. Such techniques include using recent arm's length market transactions; reference to the current market value of another instrument, that is substantially the same or is calculated based on the expected cash flows of the underlying net asset base of the investment; discounted cash flow analysis and option pricing models.

De-recognition of financial assets

The de-recognition of a financial asset takes place when the Group no longer controls the contractual rights that comprise the financial instrument, which is normally the case when the instrument is sold, or all the cash flows attributable to the instrument are passed through to an independent third party. The de-recognition of financial assets takes place when the rights to receive cash flow from the assets expire or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.

Leases

The determination of whether an arrangement is or contains a lease is based on the substance of the arrangement and requires an assessment of whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset.

Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases.

Operating lease payments are recognised as an expense in the income statement on a straight-line basis over the lease term.

Where an asset is acquired by means of a finance lease, which effectively transfers to the Group substantially all the risks and benefits incidental to ownership of the leased item, costs are capitalised at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly to the income statement.

Capitalised lease assets are depreciated over the shorter of the estimated useful life of the asset or the lease term.

Property, Plant & Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and any impairment losses.

The Group depreciates plant and equipment so that the assets are written-off over their estimated useful economic lives, using reducing balance or straight-line methods as appropriate. Lease premiums and leasehold improvements are written-off over the period of the lease or estimated useful economic life, whichever is the shorter.

Plant and equipment under construction is shown as "Projects in Progress" at cost. The cost of construction includes the cost of materials used in construction, direct labour on the project, and an appropriate proportion of variable and fixed overheads.

The depreciation rates used for each class of asset are as follows:

Freehold buildings and improvements	1.5%
Leasehold buildings and improvements (representing average lease term)	4.0%
Plant and equipment	2.5% - 40.0%

The assets' residual values, useful lives and amortisation methods are reviewed and adjusted, if appropriate, at each financial year-end.

De-recognition and disposal

An item of property, plant and equipment is derecognised upon disposal or when no further future economic benefits are expected from its use or disposal. Any gain or loss arising on de-recognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the income statement in the period the asset is derecognised.

Note 1 Summary of significant accounting policies (continued)

Intangible Assets

Brand names and Licences

Acquired brand names and licences are initially included in the financial statements at cost. Following initial recognition, intangible assets are carried at cost less any accumulated amortisation (if defined life) and any accumulated impairment losses. Internally generated intangible assets, excluding capitalised development costs, are not capitalised and expenditure is charged against profits in the year in which the expenditure is incurred. The cost of acquired brand names is determined by reference to independent valuations performed on the acquisition of businesses.

The useful lives of brand names are assessed to be either finite life or indefinite. The majority of brand names have an indefinite useful life.

Brand names with an indefinite life reflects management intention to continue to manufacture or distribute brands that will generate net cash inflows into the foreseeable future. Annual review of indefinite life brands is undertaken to identify any factors that would significantly restrict the market or the brand position in that market (such as contractural, customer or consumer constraints or limitations on grape supply). All other brand names have finite lives and are amortised using the straight-line method over their useful lives.

In certain circumstances where brand names have definite lives, the carrying amount of the applicable brand names are amortised using the straight line method over their expected lives (generally not more than five years) and the expense is taken to the income statement.

Brand names are tested for impairment where an indicator of impairment exists, and in the case of indefinite lived brand names the carrying value is tested for impairment as part of the annual testing of cash generating units. Useful lives are also examined on an annual basis and adjustments, where applicable, are made on a prospective basis.

Expenditure incurred in developing, maintaining or enhancing brand names is written-off in the income statement in the year in which it is incurred.

Goodwill

Goodwill on acquisition is initially measured at cost being the excess of the cost of the business combination over the acquirer's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities.

Goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group's cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units.

Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is not amortised.

Goodwill is reviewed for impairment, annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. Impairment is determined by assessing the recoverable amount of the cash-generating unit to which the goodwill relates.

Where the recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognised.

Where goodwill forms part of the cash-generating unit and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation.

Goodwill disposed of in this circumstance is measured on the basis of the relative values of the operation disposed of and the portion of the cash-generating unit retained.

Agriculture

Agriculture comprises grape vines and olive trees. Both of these assets are measured at fair value less estimated point of sale costs, with changes in the fair value during the period recognised in the income statement. Costs incurred in maintaining agricultural assets are recognised as expenses in the income statement.

The fair value of picked grapes and olives is recognised as income in the income statement in the period of harvest.

Non-current assets held for sale and discontinued operations

Non-current assets are classified as held for sale and stated at the lower of their carrying amount and fair value less costs to sell if their carrying amount will be recovered principally through a sale transaction rather than through continuing use.

An impairment loss is recognised for any initial or subsequent write down of the asset to fair value less costs to sell. A gain is recognised for any subsequent increase in fair value less costs to sell of an asset, but not in excess of any cumulative impairment loss previously recognised. A gain or loss not previously recognised by the date of the sale of the non-current asset is recognised at the date of de-recognition.

Non-current assets are not depreciated or amortised while they are classified as held for sale.

Interest-bearing loans and borrowings

Interest bearing loans and borrowings are initially recorded at fair value of the consideration received, net of issue costs directly associated with the borrowing.

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost, which present values the borrowing using the effective interest rate method. Amortised cost is calculated by taking into account any issue costs, and any discount or premium on issuance.

Gains and losses are recognised in the income statement in the event that the liabilities are derecognised.

Note 1 Summary of significant accounting policies (continued)

Payables

Liabilities are recognised for amounts to be paid in the future for goods or services received, whether or not billed to the Company or consolidated entity.

Trade payables are normally settled within 45 days from the date of invoice.

Employee Benefits

Wages, salaries, annual leave, bonuses and non-monetary benefits

Liabilities for employees' entitlements to wages and salaries, annual leave and other current employee entitlements (that are expected to be paid within twelve months) are accrued at undiscounted amounts, calculated at amounts expected to be paid as at reporting date.

Liabilities for other employee entitlements, which are not expected to be paid or settled within twelve months of reporting date, are accrued in respect of all employees at the present value of future amounts expected to be paid.

Liabilities for short-term bonus plans (STIP) are recognised where there is a contractual or constructive obligation and accrued on an undiscounted basis.

Termination benefits

Termination benefits are payable when employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognises termination benefits when it is demonstrably committed to either: terminating the employment of the current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling more than 12 months after balance date are discounted to present value.

Superannuation plan

The Group has both defined benefit and defined contribution superannuation plans.

An asset or liability is recognised in the balance sheet in respect of the defined benefit plans at the present value of the defined benefit obligation at balance date less the fair value of plan assets, together with adjustments for unrecognised actuarial past service costs. The defined benefit obligation is calculated regularly by an independent actuary.

Actuarial gains and losses are adjusted directly against retained earnings.

For defined contribution plans, contributions are recognised as an employee benefit expense when they are due.

Shared-based Payment Transactions / Employee Share Plans

The Group provides benefits to employees (including directors) of the Group in the form of share-based payment transactions, whereby employees render services in exchange for shares or rights over shares ('equity-settled transactions').

The cost of these equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted and is recognised over the vesting period of the equity instrument. The fair value is determined by an external valuer using a binomial model.

Shares issued to employees under the Long Term Incentive Plan are recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the rights to receive shares granted to employees. At each reporting date, the Group revises its estimates of the number of LTIP rights that are expected to become exercisable. The Company recognises the impact of the revision of original estimates immediately to the extent it relates to past services and the rest, if any, over the remaining vesting period in the income statement, and a corresponding adjustment to equity.

Shares issued to employees under the employee share grant plan are recognised as an expense at the fair value of the granted shares.

Provisions

Provisions are recognised when a present obligation (legal, equitable or constructive) to make a future sacrifice of economic benefits to other entities arises as a result of past transactions or other past events, it is probable that a future sacrifice of economic benefits will be required and a reliable estimate can be made of the amount of the obligation.

If the effect of time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

Where discounting is used, the increase in the provision due to the passage of time is recognised as a finance cost.

Dividends

A provision for dividends is not recognised as a liability unless the dividends are declared, determined or publicly recommended on or before the reporting date.

Restructuring

Liabilities arising directly from undertaking a restructuring program, not in connection with the acquisition of an entity or operations, are recognised when a detailed plan of the restructuring activity has been developed and implementation of the restructuring program as planned has commenced, by either entering into contracts to undertake the restructuring activities or making a detailed announcement such that affected parties are in no doubt the restructuring program will proceed.

Restructuring provisions are only recognised on acquisition when the provision is a recognised liability of the acquired entity at the time of acquisition.

The cost of restructurings provided for is the estimated future cash flows, discounted at the appropriate rate reflecting the risks of the restructuring activities.

Note 1 Summary of significant accounting policies (continued)

Onerous contracts

Provisions recognised in relation to onerous contracts are recognised where the unavoidable costs of meeting the obligations under these contracts exceed the benefits expected to be received.

Foreign Currency Translation

(a) Functional and presentation currency:

The consolidated financial statements are presented in Australian dollars, which is the functional and presentation currency of the Company and its Australian subsidiaries. Each entity in the Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency.

(b) Transactions and balances:

Transactions denominated in a foreign currency are initially recorded in the functional currency at the exchange rate at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies, arising from those transactions, are retranslated at the exchange rates at reporting date.

Foreign exchange gains and losses resulting from the settlement of transactions and from the translation at year-end are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges. These amounts remain in equity until either the hedged transaction occurs or the disposal of the net investment, at which time they are recognised in the income statement.

Tax charges and credits attributable to exchange differences on those borrowings are also recognised in equity.

Translation differences on non-monetary items, such as equities classified as available-for-sale financial assets, are included in the fair value reserve in equity.

(c) Foreign Group Companies

The results and financial position of the foreign group entities that have a functional currency different to Australian dollars are translated into the presentation currency of the Company (being Australian dollars) as follows:

(i) assets and liabilities are translated at the closing rate at the balance sheet date;
(ii) income and expenses for each income statement are translated at the weighted average exchange rates for the period;
(iii) all resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to the foreign currency translation reserve in shareholder's equity.

When a foreign operation is sold, the cumulative exchange difference in the foreign currency translation reserve for this operation is recognised in the income statement as part of the gain and loss on sale.

Derivative financial instruments

The Group uses derivative financial instruments such as foreign currency contracts and interest rate swaps to hedge certain risks associated with interest rate and foreign currency fluctuations. Such derivative financial instruments are stated at fair value.

The fair value of forward exchange contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles. The fair value of interest rate swap contracts is determined by reference to market values for similar instruments.

For the purposes of hedge accounting, hedges are classified as either fair value hedges when they hedge the exposure to changes in the fair value of a recognised asset or liability; cash flow hedges where they hedge exposure to variability in cash flows that is either attributable to a particular risk associated with a recognised asset or liability or a forecasted transaction; or hedges of a net investment in a foreign operation.

At the inception of a hedge relationship, the Group formally designates and documents the hedge relationship to which the Group wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument's effectiveness in offsetting the exposure to changes in the hedged item's fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they are designated.

In relation to fair value hedges (interest rate swaps) which meet the conditions for hedge accounting, any gain or loss from remeasuring the hedging instrument at fair value is recognised immediately in the income statement.

Any gain or loss attributable to the hedged risk on remeasurement of the hedged item is adjusted against the carrying amount of the hedged item and recognised in the income statement. Where the adjustment is to the carrying amount of a hedged interest-bearing financial instrument, the adjustment is amortised to the income statement such that it is fully amortised by maturity.

In relation to cash flow hedges (forward foreign currency contracts) to hedge firm commitments which meet the conditions for hedge accounting, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in equity and the ineffective portion is recognised in the income statement.

When the hedged firm commitment results in the recognition of an asset or a liability, then, at the time the asset or liability is recognised, the associated gains or losses that had previously been recognised in equity are included in the initial measurement of the acquisition cost or other carrying amount of the asset or liability.

Note 1 Summary of significant accounting policies (continued)

For all other cash flow hedges, the gains or losses that are recognised in equity are transferred to the income statement in the same period in which the hedged firm commitment affects the net profit and loss, for example when the future sale actually occurs.

For derivatives that do not qualify for hedge accounting, any gains or losses arising from changes in fair value are taken directly to net profit or loss for the year. Hedge accounting is discontinued when the hedge instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. At that point in time, any cumulative gain or loss on the hedging instrument recognised in equity is kept in equity until the forecasted transaction occurs.

If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to net profit or loss for the year.

Impairment of financial assets

Financial assets carried at amortised cost

If there is objective evidence that an impairment loss on loans and receivables carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate (ie the effective interest rate computed at initial recognition). The carrying amount of the asset is reduced either directly or through use of an allowance account. The amount of the loss is recognised in the income statement.

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. If it is determined that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, the asset is included in a group of financial assets with similar credit risk characteristics and that group of financial assets is collectively assessed for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognised are not included in a collective assessment of impairment.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is revised. Any subsequent reversal of an impairment loss is recognised in the income statement, to the extent that the carrying value of the asset does not exceed its amortised cost at the reversal date.

Available-for-sale investments

If there is objective evidence that an available-for-sale investment is impaired, an amount comprising the difference between its cost (net of any principal repayment and amortisation) and its current fair value, less any impairment loss previously recognised in profit or loss, is transferred from equity to the income statement. Reversals of impairment losses for equity instruments classified as available-for-sale are not recognised in profit. Reversals of impairment losses for debt instruments are reversed through profit or loss if the increase in an instrument's fair value can be objectively related to an event occurring after the impairment loss was recognised in profit or loss.

Income Tax

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantially enacted by the balance sheet date.

Deferred income tax is provided on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised.

Unrecognised deferred income tax assets are reassessed at each balance sheet date and are recognised to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the local tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates (and tax laws applicable to the origin of the temporary differences) that have been enacted or substantively enacted at the balance sheet date.

Income tax relating to items recognised directly in equity are recognised in equity and not in the income statement.

No provision has been made for foreign taxes which may arise in the event of retained profits of foreign controlled entities being remitted to Australia as there is no present intention to make any such remittances.

Deferred tax assets and deferred tax liabilities are offset only if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred tax assets and liabilities relate to the same taxable entity and the same taxation authority.

Management have determined that deferred tax assets and deferred tax liabilities associated with indefinite life intangibles such as brand names should be measured based on the tax consequences that would follow from the sale of that asset. Deferred tax assets are only booked where recovery of that asset is probable.

Note 1 Summary of significant accounting policies (continued)

Tax consolidation legislation

Foster's Group Limited (FGL) has formed a consolidated group for income tax purposes with each of its Australian resident subsidiaries.

The head entity, FGL and the controlled entities in the tax consolidated group continue to account for their own current and deferred tax amounts. These tax amounts are measured on a "group allocation" approach, under which the current and deferred tax amounts for the tax-consolidated group are allocated among each entity in the group. Current tax assets and liabilities are paid by the head entity for entities forming part of the tax-consolidated group via distribution or contributions.

Contributed equity

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as deduction, net of tax from the proceeds.

Earnings per Share

Basic earnings per share is determined by dividing the net profit after income tax attributable to members of FGL by the weighted average number of ordinary shares outstanding during the year, adjusted for any bonus elements in ordinary shares issued during the year.

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share by taking into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares issued in relation to dilutive potential ordinary shares.

Critical accounting estimates

The preparation of financial statements in conformity with AIFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statement are:

Net Realisable Value of Inventory

Inventories of finished goods, raw materials and stores and work in progress are valued at the lower cost and estimated net realisable value. The period over which some wine inventories are converted from raw materials to finished goods can be a significant length of time. For this component of finished goods, net realisable value is determined using forecast demand and expected market prices at the time the wine is expected to be sold. Forecast demand and market prices can vary significantly over the holding period up to the date of sale and therefore, involves estimating the most likely conditions at the expected point of sale.

Estimated impairment of goodwill intangibles with indefinite useful lives

The Group tests annually whether goodwill and intangibles with indefinite useful lives have suffered any impairment, in accordance with the accounting policy stated above. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of assumptions. Information about the estimates used to measure the recoverable amount of cash generating units is disclosed in note 17.

Agriculture

The fair value of acquired vines is determined with reference to independent valuations of vineyards and the market price of purchased vines (rootlings). Subsequent movements in the fair values of vines is determined through operational reviews of the vineyard portfolio which identify, where applicable, any factors affecting the long term viability and value of the vines. Critical estimates are required in the identification of factors that have a long-term impact on the viability of the vines and in the measurement of the change in value such factors have on the valuation of vines.

Taxation

The Group is subject to income taxes in Australia and jurisdictions where it has foreign operations. Significant judgement is required in determining the worldwide provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The Group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred tax provisions in the period in which such determination is made.

Critical judgements in applying the entity's accounting policies

Useful life of intangible assets

The useful lives of intangible assets are assessed to be either finite or indefinite. Brand names that have indefinite lives are not amortised. Management use judgement in determining whether an individual brand will have a finite life or an indefinite life. In making this determination, management make use of information on the long-term strategy for the brand, the level of growth or decline of the markets that the brand operate in, and the history of the market and the brand's position within that market. If a brand is assessed to have a finite life, management will use judgement in determining the useful life of the brand and will consider the period over which expected cash flows will continue to be derived in making that decision.

Transfer of remuneration information into directors' report

The Group has elected to transfer certain remuneration information into the remuneration report in accordance with Corporations Amendments Regulations 2006 (No.4).

Rounding of Amounts

The company is a kind referred to in Class Order 98/0100, issued by the Australian Securities & Investment Commission, relating to the rounding off of amounts in the financial report. Amounts in the half-year financial report have been rounded off in accordance with that Class Order to the nearest tenth of one million dollars or, where the amount is $50,000 or less, zero, unless specifically stated to be otherwise.

Note 2 Revenue, income and expenses

	FGL		Consolidated	
	2007	2006	**2007**	2006
	$m	$m	**$m**	$m
Revenue				
Sales Revenue from continuing operations			**4,551.6**	4,347.2
Royalties			**3.6**	3.7
Net Sales Revenue			**4,555.2**	4,350.9
Dividends	**700.0**	700.0	**0.4**	0.1
Rent			**-**	0.1
Other revenue			**204.6**	182.6
Total other revenue	**700.0**	700.0	**205.0**	182.8
Total revenue from continuing operations	**700.0**	700.0	**4,760.2**	4,533.7
Income				
Net profit on disposal of				
- property, plant and equipment	**1.0**	-	**17.8**	9.6
- agricultural assets			**1.3**	(1.4)
- net assets held for sale			**125.2**	1.5
Other income	**0.3**	1.7		
Total income from continuing operations	**1.3**	1.7	**144.3**	9.7
Depreciation - continuing operations	**(5.8)**	(5.5)	**(147.1)**	(138.2)
Amortisation - continuing operations			**(3.7)**	(5.6)
	(5.8)	(5.5)	**(150.8)**	(143.8)
Depreciation - discontinued			**(1.8)**	(15.3)
Amortisation - discontinued			**(0.8)**	(4.8)
			(2.6)	(20.1)
Depreciation - total	**(5.8)**	(5.5)	**(148.9)**	(153.5)
Amortisation - total			**(4.5)**	(10.4)
	(5.8)	(5.5)	**(153.4)**	(163.9)
Net agriculture valuation movement			**(38.0)**	(7.1)
finance income				
- controlled entities	**159.1**	136.1		
- other persons [1]	**1.2**	0.1	**23.6**	28.2
- fair value loans	**3.7**	2.8	**3.7**	2.8
	164.0	139.0	**27.3**	31.0
finance costs				
- controlled entities	**(52.2)**	(36.6)		
- other persons	**(1.4)**	(2.1)	**(214.4)**	(274.3)
	(53.6)	(38.7)	**(214.4)**	(274.3)
net finance income/(cost)	**110.4**	100.3	**(187.1)**	(243.3)

1. Consolidated includes a current period foreign exchange gain of $8.3 million arising from debt restructuring.

Note 2 Revenue, income and expenses (continued)

	FGL		Consolidated	
	2007	2006	**2007**	2006
	$m	$m	**$m**	$m
Other disclosures - Continuing				
amounts to provisions for				
- doubtful debts - trade debtors			**(0.5)**	-
- employee entitlements	**(2.9)**	(5.9)	**(43.3)**	(60.9)
- other	**1.0**	1.2	**(20.7)**	(36.9)
write-down in value of inventories			**(5.9)**	(6.9)
reversal of previous inventory write-downs			**13.5**	9.2
rental expense relating to operating leases	**(2.3)**	(2.4)	**(49.3)**	(65.1)
defined benefit superannuation expense	**(0.7)**	(0.8)	**(1.4)**	(3.2)
Recoverable amount write-down				
- property, plant and equipment	**(0.7)**	-	**(21.2)**	(12.3)
- intangible assets			**-**	(1.8)
- assets held for sale			**(0.4)**	(2.1)

Sales revenue is net of trade discounts and volume rebates.

Net sales of beer, wine and other alcoholic beverage products is after deducting excise and other duties and taxes of $2,003.5 million (2006: $1,871.2 million). Net sales includes amounts for freight charged to customers. Sales revenue from continuing operations includes the sale of beer, spirits, ciders and wine products.

Other revenue mainly includes sales of non-alcoholic beverages, sales by Capital Liquor, hop extract sales and bio-resources revenue.

Note 3 Material items

Individually material items included in profit from continuing operations before income tax:

	FGL		Consolidated	
	2007	2006	**2007**	2006
	$m	$m	**$m**	$m
(tax effect nil unless otherwise stated)				
Kent brewery site disposal				
- profit on sale of Kent brewery site			**125.2**	-
- net surplus provision release (tax expense applicable $0.9 million)			**5.4**	-
			130.6	
North Fremantle brewery closure costs				
- asset recoverable amount write-down (tax benefit applicable $6.3 million)			**(20.8)**	-
- redundancies and restructuring costs (tax benefit applicable $3.9 million)			**(13.1)**	-
			(33.9)	-
Wine Clubs and Services recoverable amount asset write-downs and provisions	**-**	(2.7)		
Southcorp Integration				
Redundancies, asset write-downs and other restructuring costs associated with Southcorp integration, comprising:				
- redundancies (2006 tax benefit applicable $17.2 million)	**-**	(1.0)	**-**	(50.9)
- non-cash loss on foreign exchange derivative contracts (2006 tax benefit applicable $2.3 million)			**-**	(7.1)
- asset recoverable amount write-downs and other non-cash restructuring costs (2006 tax benefit applicable $3.3 million)			**-**	(11.1)
- restructure, relocation and closure costs (2006 tax benefit applicable $4.0 million)			**-**	(11.5)
- other cash restructuring costs (2006 tax benefit applicable $6.9 million)	**-**	(6.1)	**-**	(19.5)
	-	(9.8)	**-**	(100.1)
Total material items (tax benefit applicable $11.1 million; 2006 tax benefit applicable $33.7 million)	**-**	(9.8)	**96.7**	(100.1)

Material item expenditure has predominantly been disclosed in other income and other expenses in the income statement.

Note 4 Discontinued operations

Clubs and Services

In August 2006 the Group announced its intention to divest the Clubs and Services businesses. In May 2007, the Group divested the Australia and New Zealand Clubs and Services businesses to Archer Capital for $214.9 million. In May 2007 the Bourse du Vin International European Clubs business was sold to Baarsma Wine Group Holdings B.V. for $29.1 million and in April 2007 the Windsor USA Clubs business was sold for $9.9 million to affiliates of Girard Winery LLC. In November 2006 the Pallhuber European Clubs business was sold to an affiliate of Orlando Management GmbH for $12.3 million. Sobemab, the European Wine Services business remains held for sale at 30 June 2007.

Foster's Europe and Asia

In September 2006 the Group sold the Vietnam brewing business to Asia Pacific Breweries for US$105 million and the Foster's brand and brewing business in India to SABMiller plc for US$120 million. These divestments marked the Group's exit from brewing in the Asian region. In June 2006 the Group sold its interest in the Shanghai brewing business and local Chinese beer brand names to Suntory Limited. The Group retained ownership and distribution rights for Foster's Lager and its other international beer brands in China.

In May 2006 the Group sold the European distribution rights to the Foster's brand in Europe for $750 million to Scottish and Newcastle.

Australian Leisure and Hospitality

The Australian Leisure and Hospitality Group (ALH) division was divested in November 2003. Certain properties which remain on hand were subject to development conditions before title could pass to Australian Leisure and Entertainment Property Trust.

	Consolidated	
	2007	2006
	$m	$m
Consolidated income statement information		
Revenue	**381.1**	586.1
Expenses	**(348.6)**	(620.0)
Profit before tax and finance costs	**32.5**	(33.9)
Income tax expense	**(9.1)**	(10.9)
Profit after tax from discontinued operations	**23.4**	(44.8)
Gain on sale before income tax	**192.0**	714.9
Income tax expense	**(22.3)**	(8.2)
Profit after tax on divestment	**169.7**	706.7
Net profit from discontinued operations	**193.1**	661.9
Carrying amount of assets and liabilities		
Non-current assets classified as held for sale	**41.0**	429.7
Liabilities directly associated with non-current assets held for sale	**(38.1)**	(105.3)
Net Assets	**2.9**	324.4
Consolidated cash flow information		
Cash Flows related to Operating activities		
Receipts from customers	**404.1**	620.6
Payments to suppliers, governments and employees	**(369.7)**	(559.9)
Net Operating Cash Flows	**34.4**	60.7
Cash Flows related to Investing activities		
Payment for purchases of property, plant and equipment	**(4.3)**	(8.0)
Proceeds from sale of property, plant and equipment	**0.5**	3.2
Proceeds from sale of controlled entities	**517.3**	759.8
Net Investing Cash Flows	**513.5**	755.0
Net cash flows from activities	**547.9**	815.7

Note 4 Discontinued operations (continued)

In addition to the above net assets of discontinued operations, the carrying amount in the balance sheet for "Non-current assets classified as held for sale" and "Liabilities directly associated with non-current assets held for sale" includes amounts for individually identified assets held for sale, which mainly includes wineries and vineyards.

Comparative balance sheet information has been restated to disclose the net assets (excluding net debt) of the discontinued operations for Clubs and Services and Foster's Europe and Asia on the respective assets and liabilities held for sale lines. The ALH net assets have been reported under the classification of 'held for sale' in previous periods.

	Previously reported at 30 June 2006 $m	Discontinued operations $m	Restated 30 June 2006 Balance Sheet $m
Current assets			
Cash and cash equivalents	449.6		449.6
Receivables	961.0	(71.1)	889.9
Inventories	1,278.1	(108.1)	1,170.0
Non-current assets classified as held for sale	168.7	399.2	567.9
Derivative financial assets	3.7		3.7
Total current assets	2,861.1	220.0	3,081.1
Non-current assets			
Receivables	71.9	(1.2)	70.7
Inventories	481.1		481.1
Investments accounted for using the equity method	68.3	(3.6)	64.7
Property, plant and equipment	2,460.0	(116.8)	2,343.2
Agricultural assets	356.0	(1.9)	354.1
Intangible assets	3,668.2	(77.0)	3,591.2
Deferred tax assets	426.1	(19.5)	406.6
Derivative financial assets	46.4		46.4
Total non-current assets	7,578.0	(220.0)	7,358.0
Total assets	10,439.1	-	10,439.1
Current liabilities			
Payables	850.1	(56.0)	794.1
Borrowings	472.6		472.6
Tax liabilities	2.4	(1.1)	1.3
Liabilities directly associated with non-current assets held for sale	30.2	77.2	107.4
Provisions	213.2	(6.8)	206.4
Derivative financial liabilities	4.3		4.3
Total current liabilities	1,572.8	13.3	1,586.1
Non-current liabilities			
Payables	45.5	(0.2)	45.3
Borrowings	3,468.4		3,468.4
Deferred tax liabilities	801.2	(12.1)	789.1
Provisions	19.9	(1.0)	18.9
Derivative financial liabilities	49.6		49.6
Total non-current liabilities	4,384.6	(13.3)	4,371.3
Total liabilities	5,957.4		5,957.4
Net assets	4,481.7	-	4,481.7

Note 5 Income tax

The major components of income tax expense are:

	FGL 2007 $m	FGL 2006 $m	Consolidated 2007 $m	Consolidated 2006 $m
Current income tax				
Current income tax charge	**7.5**	17.1	**154.8**	176.2
Prior year under/(over) provision			**(7.2)**	0.5
Deferred income tax				
Origination and reversal of temporary differences	**1.0**	0.4	**102.0**	37.7
Total tax expense	**8.5**	17.5	**249.6**	214.4
Deferred income tax (revenue)/expense included in the income tax expense comprises				
- decrease/(increase) in deferred tax assets	**1.0**	(1.0)	**85.2**	9.6
- (decrease)/increase in deferred tax liabilities	**(0.1)**	1.4	**16.8**	28.1
	0.9	0.4	**102.0**	37.7

The amount of income tax expense as shown in the income statement differs from the prima facie income tax expense attributable to profit. The differences are reconciled as follows from operations:

	FGL 2007 $m	FGL 2006 $m	Consolidated 2007 $m	Consolidated 2006 $m
Profit before tax from continuing operations	**734.9**	752.6	**929.7**	822.4
Material items before tax - continuing operations	**-**	(9.8)	**96.7**	(100.1)
	734.9	742.8	**1,026.4**	722.3
prima facie income tax expense attributable to profit from operations calculated at the rate of 30% (2006: 30%)	**220.5**	222.8	**307.9**	216.7
tax effect of:				
non recognition of deferred tax assets			**-**	(4.4)
non taxable income and profits	**(210.0)**	(210.0)	**(41.3)**	1.6
depreciation and amortisation not allowable			**2.4**	0.2
rebatable dividends			**(0.2)**	(1.3)
sundry items	**(2.0)**	0.9	**-**	-
restatement of deferred tax liabilities	**-**	3.8	**(13.2)**	1.8
foreign tax rate differential			**-**	(0.2)
under/(over) provisions in previous years			**(6.0)**	-
Total tax expense	**8.5**	17.5	**249.6**	214.4
Income tax expense reported for continuing operations	**(8.5)**	(17.5)	**(260.7)**	(248.1)
Income tax attributable to material items			**11.1**	33.7
Income tax attributable to continuing operations	**(8.5)**	(17.5)	**(249.6)**	(214.4)

Note 5 Income tax (continued)

Deferred income tax relates to the following:

	FGL		Consolidated	
	2007	2006	**2007**	2006
	$m	$m	**$m**	$m
Movement in deferred tax assets:				
Opening balance	**14.7**	13.7	**406.6**	400.9
- change on adoption of AASB 132 and AASB 139				1.0
- credited/(charged) to the income statement	**(1.0)**	1.0	**(85.2)**	(9.6)
- credited/(charged) to equity	**(0.1)**	-	**(24.6)**	14.3
Closing balance	**13.6**	14.7	**296.8**	406.6
Movement in deferred tax liabilities:				
Opening balance	**1.8**	0.4	**789.1**	745.3
- change on adoption of AASB 132 and AASB 139				(13.0)
- (credited)/charged to the income statement	**(0.1)**	1.4	**16.8**	28.1
- (credited)/charged to equity			**(61.5)**	28.7
Closing balance	**1.7**	1.8	**744.4**	789.1
Amounts recognised directly in equity				
Aggregate current and deferred tax arising in the reporting period and not recognised in net profit or loss but directly debited or credited to equity:				
current tax - debited/(credited) directly to equity			**78.3**	(32.3)
net deferred tax - debited/(credited) directly to equity	**0.1**	-	**(36.9)**	14.4
Total current and deferred tax recognised directly in equity	**0.1**	-	**41.4**	(17.9)

Deferred Tax Asset

There are potential future income tax benefits relating to accumulated losses in Australia and overseas which have not been brought to account. These possible benefits amount to $310 million (2006: $332 million), FGL $254 million (2006: $254 million).

These benefits will be obtainable only if:

- the consolidated entity derives future assessable income of a nature and amount sufficient to enable the benefit from the deduction to be realised;
- the consolidated entity continues to comply with the conditions for deductibility imposed by tax laws of various countries; and
- any further changes in the tax laws of a relevant country do not adversely affect the ability of the consolidated entity to realise the benefit of the deductions.

Note 5 Income tax (continued)

Deferred Tax Assets The balance comprises temporary differences attributable to:	FGL 2007 $m	FGL 2006 $m	Consolidated 2007 $m	Consolidated 2006 $m
Inventory			**5.2**	10.1
Fixed assets			**41.4**	44.6
Accruals	**1.6**	4.6	**11.3**	19.0
Provisions	**1.5**	1.6	**76.6**	102.1
Deferred interest			**60.3**	82.6
Foreign exchange			**7.8**	35.6
Tax losses			**53.4**	59.3
Other tax receivable	**6.9**	6.9	**15.5**	19.9
Other	**3.6**	1.6	**25.3**	33.4
Total Deferred tax assets	**13.6**	14.7	**296.8**	406.6

Deferred Tax Liabilities The balance comprises temporary differences attributable to:	FGL 2007 $m	FGL 2006 $m	Consolidated 2007 $m	Consolidated 2006 $m
Inventory			**109.9**	119.3
Fixed assets	**1.7**	1.8	**245.4**	275.7
Intangibles			**214.3**	253.2
Borrowings			**-**	20.8
Foreign exchange			**59.7**	18.2
Warranties			**30.0**	15.0
Other			**85.1**	86.9
Total Deferred tax liabilities	**1.7**	1.8	**744.4**	789.1

Australian Tax Consolidation

Foster's Group Limited (FGL) has formed a consolidated group for income tax purposes with each of its wholly-owned Australian resident subsidiaries.

The members of the group have entered a tax sharing agreement pursuant to which the subsidiaries may be required to contribute to the tax liabilities of the group in the event of default by the head entity or upon leaving the group. At 30 June 2007, the possibility of default by the head entity was remote.

Ongoing tax audits

The Group is subject to ongoing tax audits by Taxation authorities in several jurisdictions covering a variety of taxes. The Group fully co-operates with these enquiries as and when they arise.

Note 6 Segment results

	Total assets $m	Total liabilities $m	Acquisition of property, plant & equipment, agricultural assets & intangibles $m	Depreciation and amortisation expense $m	Recoverable amount write-down $m	Non-cash expenses other than depreciation and amortisation $m
			2007			
Geographic segments						
Americas	**2,290.3**	**142.8**	**38.9**	**25.7**	**-**	**1.3**
Europe, Middle East and Africa	**338.7**	**91.5**	**0.9**	**2.9**	**0.4**	**1.3**
Australia, Asia and Pacific	**5,836.0**	**594.1**	**146.8**	**115.1**	**21.2**	**72.6**
Continuing operations	**8,465.0**	**828.4**	**186.6**	**143.7**	**21.6**	**75.2**
Unallocated						
Corporate	**472.7**	**188.8**	**4.4**	**7.1**	**-**	**1.3**
Cash/Borrowings	**287.5**	**2,857.8**				
Deferred tax assets/tax provisions	**296.8**	**1,016.8**				
Continuing operations	**9,522.0**	**4,891.8**	**191.0**	**150.8**	**21.6**	**76.5**
Discontinued operations	**41.0**	**38.0**	**4.2**	**2.6**	**19.8**	**0.4**
Total operations	**9,563.0**	**4,929.8**	**195.2**	**153.4**	**41.4**	**76.9**
			2006			
Geographic segments						
Americas	2,550.4	197.0	74.1	25.5	1.8	3.3
Europe, Middle East and Africa	318.9	80.5	6.3	4.6	2.1	11.9
Australia, Asia and Pacific	6,068.6	669.3	180.0	106.1	12.3	76.0
Continuing operations	8,937.9	946.8	260.4	136.2	16.2	91.2
Unallocated						
Corporate	215.3	173.9	16.8	7.6	-	11.1
Cash/Borrowings	449.6	3,941.0				
Deferred tax assets/tax provisions	406.6	790.4				
Continuing operations	10,009.4	5,852.1	277.2	143.8	16.2	102.3
Discontinued operations	429.7	105.3	9.6	20.1	87.6	18.7
Total operations	10,439.1	5,957.4	286.8	163.9	103.8	121.0

Note 6 Segment results (continued)

	Total Revenue			Comprised of	
	Revenue including inter-segment sales $m	Inter segment revenue $m	External revenue $m	Net Sales Revenue $m	Other revenue $m
			2007		
Geographical segments					
Americas	**1,236.3**	**(11.7)**	**1,224.6**	**1,219.9**	**4.7**
Europe, Middle East and Africa	**485.1**	**(27.0)**	**458.1**	**454.4**	**3.7**
Australia, Asia and Pacific	**3,854.1**	**(789.9)**	**3,064.2**	**2,880.9**	**183.3**
	5,575.5	**(828.6)**	**4,746.9**	**4,555.2**	**191.7**
Unallocated					
Corporate	**13.3**	**-**	**13.3**	**-**	**13.3**
Net finance costs				**-**	**-**
Continuing operations	**5,588.8**	**(828.6)**	**4,760.2**	**4,555.2**	**205.0**
Discontinued operations	**381.1**	**-**	**381.1**	**376.7**	**4.4**
Total operations	**5,969.9**	**(828.6)**	**5,141.3**	**4,931.9**	**209.4**
			2006		
Geographical segments					
Americas	1,210.8	(11.4)	1,199.4	1,195.3	4.1
Europe, Middle East and Africa	408.7	(26.6)	382.1	382.2	(0.1)
Australia, Asia and Pacific	3,550.8	(613.9)	2,937.0	2,773.4	163.6
	5,170.4	(651.9)	4,518.5	4,350.9	167.6
Unallocated					
Corporate	15.2	-	15.2	-	15.2
Net finance costs				-	-
Continuing operations	5,185.6	(651.9)	4,533.7	4,350.9	182.8
Discontinued operations	586.1	-	586.1	587.1	(1.0)
Total operations	5,771.7	(651.9)	5,119.8	4,938.1	181.8

The Group predominantly operates in three geographic segments, supported by a Global Corporate services function. The Group no longer reports a secondary industry segment as the risks and returns related to individual products or groups of products are similar. The Group has included segment disclosure of Net Sales Revenue and Other Revenue in 2007, including comparative information for 2006 to align the segment disclosures to note 2, Revenue, income and expenses. The net finance costs have not been allocated across segments as the financing function of the Group is centralised through the Group's Treasury division. Inter-segment pricing is on an arm's length basis and is eliminated on consolidation.

Note 6 Segment results (continued)

	Profit before income tax and material items $m	Material items $m	Profit before income tax $m
		2007	
Geographical segments			
Americas	**254.9**	**-**	**254.9**
Europe, Middle East and Africa	**82.2**	**-**	**82.2**
Australia, Asia and Pacific	**831.2**	**96.7**	**927.9**
	1,168.3	**96.7**	**1,265.0**
Unallocated			
Corporate	**(51.5)**	**-**	**(51.5)**
Net finance costs	**(187.1)**	**-**	**(187.1)**
Continuing operations	**929.7**	**96.7**	**1,026.4**
Discontinued operations	**32.5**	**-**	**32.5**
Total operations	**962.2**	**96.7**	**1,058.9**
		2006	
Geographical segments			
Americas	255.3	(16.2)	239.1
Europe, Middle East and Africa	68.9	(18.3)	50.6
Australia, Asia and Pacific	800.2	(48.7)	751.5
	1,124.4	(83.2)	1,041.2
Unallocated			
Corporate	(58.7)	(16.9)	(75.6)
Net finance costs	(243.3)	-	(243.3)
Continuing operations	822.4	(100.1)	722.3
Discontinued operations	53.6	(87.5)	(33.9)
Total operations	876.0	(187.6)	688.4

Note 7 Earnings per share

	Consolidated 2007	2006
Basic earnings per share (cents) based on net profit from continuing operations attributable to members of Foster's Group Limited	**38.4**	25.1
Basic earnings per share (cents) based on net profit from discontinued operations	**9.6**	32.9
Basic earnings per share (cents) based on profit attributable to members of Foster's Group Limited	**48.0**	58.0
Weighted average number of ordinary shares on issue used in the calculation of basic earnings per share (in thousands)	**2,012,681**	2,012,182
Diluted earnings per share (cents) based on net profit from continuing operations attributable to members of Foster's Group Limited	**38.4**	25.1
Diluted earnings per share (cents) based on net profit from discontinued operations	**9.6**	32.9
Diluted earnings per share (cents) based on profit attributable to members of Foster's Group Limited	**48.0**	58.0
Weighted average number of ordinary shares on issue used in the calculation of diluted earnings per share (in thousands)	**2,013,525**	2,012,182

Comparatives have been restated to reflect the impact of bonus elements of shares.

Earnings reconciliation

Basic earnings per share	**$m**	$m
Net profit from continuing operations	**776.8**	507.9
Net profit attributable to minority interests	**(3.7)**	(3.6)
Net profit from continuing operations attributable to members of Foster's Group Limited used in calculating basic earnings per share	**773.1**	504.3
Net profit from discontinued operations	**193.1**	661.9
Net profit attributable to members of Foster's Group Limited used in calculating basic earnings per share	**966.2**	1,166.2
Diluted earnings per share		
Net profit from continuing operations	**776.8**	507.9
Net profit attributable to minority interests	**(3.7)**	(3.6)
Net profit from continuing operations attributable to members of Foster's Group Limited used in calculating diluted earnings per share	**773.1**	504.3
Net profit from discontinued operations	**193.1**	661.9
Net profit attributable to members of Foster's Group Limited used in calculating diluted earnings per share	**966.2**	1,166.2

Note 8 Dividends

	FGL 2007 $m	FGL 2006 $m
Interim dividend of 10.75 cents per ordinary share paid 2 April 2007 (2006: 9.75 cents per ordinary share paid 3 April 2006)	**218.0**	196.4
Final dividend of 13.00 cents per ordinary share proposed by Directors to be paid 1 October 2007 (2006: 11.75 cents per ordinary share paid 2 October 2006)	**256.2**	237.2
Total dividend of 23.75 cents per ordinary share (2006: 21.50 cents per ordinary share)	**474.2**	433.6
Proposed for approval at Annual General Meeting (not recognised as a liability as at 30 June)		
Total franked dividends for 2007: 23.75 cents per ordinary share (2006: 21.50 cents per ordinary share)	**474.2**	433.6
The amount of dividends that have been or will be franked	**732.5**	411.7
Amount of franking credits available for the subsequent year	**188.4**	166.9
Dividends paid in cash or satisfied by the issue of shares under the dividend reinvestment plan were:		
Paid in cash	**342.9**	332.9
Off-market share buy-back	**277.3**	-
Satisfied by the issue of shares	**112.3**	78.7
Employee share plan loan repayment	**-**	0.1
	732.5	411.7

	Consolidated 2007	Consolidated 2006
Franking credit balance		
The amount of franking credits available for the subsequent financial year are:		
- franking account balance as at the end of the financial year at 30% (2006: 30%)	**42.9**	165.7
- franking credits that will arise from the payment of income tax payable as at the end of the financial year	**145.5**	1.2
The amount of franking credits available for future reporting periods:	**188.4**	166.9
- impact on the franking account of dividends proposed or declared before the financial report was authorised for issue but not recognised as a distribution to equity holders during the period	**(109.8)**	(101.7)
	78.6	65.2

All the proposed dividends will be 100% franked out of existing franking credits or out of franking credits arising from the payment of income tax in the period subsequent to 30 June 2007. The interim dividend was 100% franked at a tax rate of 30%. The final dividend will be 100% franked at a tax rate of 30%.

Note 9 Cash and cash equivalents

	FGL		Consolidated	
	2007	2006	**2007**	2006
	$m	$m	**$m**	$m
at bank, on hand and in transit	**2.6**	2.4	**102.7**	295.6
on deposit			**184.8**	154.0
Total Cash and cash equivalents	**2.6**	2.4	**287.5**	449.6

The cash on deposit for the consolidated entity is bearing floating interest rates between 2.24% and 8.05% (2006: 1.11% and 6.73%).

Note 10 Receivables

	FGL		Consolidated	
	2007	2006	**2007**	2006
	$m	$m	**$m**	$m
Current				
trade debtors			**834.7**	780.7
provision for doubtful debts			**(9.8)**	(14.5)
other debtors	**25.4**	4.0	**335.3**	74.0
provision for doubtful debts	**(1.5)**	(1.5)	**(1.5)**	(3.9)
loans to other persons	**0.2**	0.2	**1.5**	1.0
provision for doubtful debts	**(0.2)**	(0.2)	**(0.2)**	(0.2)
employee share plan loans	**0.6**	0.8	**0.6**	0.8
amounts due from controlled entities	**9,707.2**	8,003.1		
provision for doubtful debts	**(466.0)**	(466.0)		
prepayments and deferred expenses	**6.4**	8.1	**50.8**	52.0
Total Current Receivables	**9,272.1**	7,548.5	**1,211.4**	889.9
Non Current				
trade debtors			**-**	0.1
other debtors	**15.1**	21.6	**19.8**	37.2
loans to other persons	**-**	0.1	**-**	0.1
employee share plan loans	**6.9**	9.5	**6.9**	9.5
defined benefit superannuation surplus	**1.1**	0.8	**3.1**	5.2
prepayments and deferred expenses			**12.8**	18.6
Total Non Current Receivables	**23.1**	32.0	**42.6**	70.7

Other debtors in the current period includes an amount of $256.9 million (FGL $22.0 million) receivable from the Australian Tax Office. This amount is in relation to disputed tax assessments described further in note 30 Contingent Liabilities.

Note 11 Inventories

	Consolidated 2007 $m	2006 $m
Current		
finished goods at cost	**420.9**	454.2
finished goods at net realisable value	**-**	1.0
raw materials and stores at cost	**306.0**	463.8
raw materials and stores at net realisable value	**5.0**	7.3
work in progress at cost	**304.5**	220.3
work in progress at net realisable value	**-**	23.4
	1,036.4	1,170.0
properties held for development and sale at net realisable value		
- cost of acquisition	**1.5**	-
	1.5	-
Total Current Inventories	**1,037.9**	1,170.0
Non Current		
raw materials and stores at cost	**228.4**	296.0
work in progress at cost	**230.2**	180.5
	458.6	476.5
properties held for development and sale at net realisable value		
- cost of acquisition	**2.6**	4.6
	2.6	4.6
Total Non Current Inventories	**461.2**	481.1
Total Inventories	**1,499.1**	1,651.1

Note 12 Investments accounted for using the equity method

	Consolidated 2007 $m	2006 $m
Investments in associates and joint venture partners	**63.0**	64.7

Investments in associates and joint venture partnerships are accounted for in the consolidated financial statements using the equity method of accounting and are carried at cost by the entity holding the ownership interest. The entities are primarily involved in, or have been involved in the production, marketing and distribution activities of the Group.

Note 12 Investments accounted for using the equity method (continued)

Name of entity	Country of Incorporation	Reporting date	Ownership interest 2007 %	2006 %
Fiddlesticks LLC	United States of America	31 December	**50.0**	50.0
Foster's USA, LLC	United States of America	31 March	**49.9**	49.9
Judd Road Vineyards Limited	New Zealand	30 June	**50.0**	50.0
International Trade and Supply Limited	United Kingdom	31 December	**39.9**	39.9
Oak Vale Vineyard Limited	New Zealand	30 June	**50.0**	50.0

The carrying values of material investments are:

- Foster's USA LLC $25.1 million (2006: $27.8 million); and
- International Trade and Supply Limited $36.5 million (2006: $35.5 million).

	Consolidated 2007 $m	2006 $m
Equity accounted share of results		
- net profit before income tax	**10.8**	8.7
- income tax expense attributable to net profit	**(0.5)**	(0.2)
- net profits after income tax	**10.3**	8.5
Retained profits attributable to equity accounted investments		
- balance at the beginning of the year	**36.1**	42.0
- distributions received	**(7.1)**	(5.9)
- balance at the end of the year	**29.0**	36.1
Carrying amount of equity accounted investments		
- balance at the beginning of the year	**64.7**	60.1
- share of net profit	**10.3**	8.5
- dividends received	**(7.1)**	(5.9)
- foreign exchange	**(4.9)**	2.0
	63.0	64.7
Share of assets and liabilities		
- current assets	**29.4**	26.7
- non-current assets	**39.4**	43.0
Total assets	**68.8**	69.7
- current liabilities	**(20.2)**	(19.0)
- non-current liabilities	**(11.5)**	(8.5)
Total liabilities	**(31.7)**	(27.5)
- net assets	**37.1**	42.2
Goodwill/other	**25.9**	22.5
	63.0	64.7

The equity accounted share of results, assets and liabilities are based on unaudited management results. There are no material commitments, contingent liabilities or subsequent events arising from the Group's interest in equity accounted entities.

Note 13 Non-current assets classified as held for sale

	Consolidated 2007 $m	2006 $m
Assets		
production and distribution facilities	**57.4**	133.4
businesses held for sale	**43.3**	434.5
Total Non-current assets classified as held for sale	**100.7**	567.9
Liabilities		
businesses held for sale	**40.4**	107.4
Total Liabilities directly associated with non-current assets held for sale	**40.4**	107.4

Non-current assets and associated liabilities held for sale include certain wineries, vineyards, bottling facilities and warehouse which are mainly part of the Australian production and logistics review. Businesses held for sale comprise Kangaroo Ridge, Australian Leisure & Hospitality Group residual properties and Sobemab, the Wine Services European business. The segment in which the non-current assets and liabilities held for sale relate to are as follows:

	Americas		Europe, Middle East and Africa		Australia, Asia and Pacific		Total	
	2007 $m	2006 $m	**2007 $m**	2006 $m	**2007 $m**	2006 $m	**2007 $m**	2006 $m
Non-current assets held for sale	-	52.6	**28.9**	124.1	**71.8**	391.2	**100.7**	567.9
Liabilities directly associated with non-current assets held for sale	-	5.7	**18.7**	41.3	**21.7**	60.4	**40.4**	107.4

Note 14 Other financial assets

	FGL 2007 $m	2006 $m
Controlled entities		
unquoted shares		
- at cost	**1,339.1**	1,120.7
Total Other Financial assets	**1,339.1**	1,120.7

Note 15 Property, plant and equipment

	FGL 2007 $m	FGL 2006 $m	Consolidated 2007 $m	Consolidated 2006 $m
Land				
at cost			**472.9**	521.3
Freehold buildings and improvements				
at cost			**632.0**	644.5
accumulated depreciation			**(113.0)**	(134.6)
Leasehold buildings and improvements				
at cost	**15.7**	14.2	**89.2**	66.2
accumulated depreciation	**(12.0)**	(10.9)	**(32.8)**	(32.5)
Plant and equipment				
at cost	**33.0**	25.3	**2,159.6**	2,200.8
accumulated depreciation	**(23.9)**	(19.2)	**(1,043.6)**	(1,051.9)
projects in progress at cost	**2.6**	13.8	**97.4**	129.4
Total Property, plant and equipment	15.4	23.2	2,261.7	2,343.2

Reconciliations

Reconciliations of the carrying amounts of each class of property, plant and equipment at the beginning and end of the current and previous year are set out below.

	Land 2007 $m	Land 2006 $m	Freehold buildings 2007 $m	Freehold buildings 2006 $m	Leasehold buildings 2007 $m	Leasehold buildings 2006 $m	Plant and equipment 2007 $m	Plant and equipment 2006 $m
Consolidated								
carrying amount at start of year	**521.3**	522.3	**509.9**	505.5	**33.7**	30.0	**1,278.3**	1,185.9
additions	**0.2**	0.2	**29.2**	28.7	**3.9**	4.5	**156.4**	246.2
assets classified as held for sale	**(4.5)**	-	**(6.1)**	-	**(0.2)**	-	**8.7**	-
disposals	**(0.9)**	(5.0)	**(4.3)**	(16.7)	**(0.8)**	(1.1)	**(4.9)**	(17.4)
recoverable amount write-downs	-	(2.4)	**0.5**	(4.7)	**(1.1)**	-	**(20.0)**	(7.6)
depreciation expense			**(10.7)**	(10.0)	**(4.5)**	(4.3)	**(133.9)**	(123.9)
foreign currency exchange	**(43.2)**	6.2	**0.5**	7.1	**25.4**	4.6	**(71.2)**	(4.9)
carrying amount at end of year	**472.9**	521.3	**519.0**	509.9	**56.4**	33.7	**1,213.4**	1,278.3
FGL								
carrying amount at start of year					**3.3**	4.6	**19.9**	10.0
additions					**1.5**	-	**2.9**	14.1
disposals							**(0.3)**	-
recoverable amount write-down							**(0.7)**	-
depreciation expense					**(1.1)**	(1.3)	**(4.7)**	(4.2)
transfers							**(5.4)**	-
carrying amount at end of year					**3.7**	3.3	**11.7**	19.9

Note 16 Agricultural assets

	Consolidated 2007 $m	2006 $m
Agricultural assets	**335.1**	354.1

Agricultural assets mainly comprise grape vines, with a minor holding of olive trees.

Foster's has total vineyard resources of over 15,972 hectares (2006: 16,600 hectares). These vineyards provide the Group with access to some of Australia's highest quality super premium fruit from regions such as the Barossa Valley in central South Australia, Coonawarra in south-eastern South Australia and the Hunter Valley in New South Wales. Other Australian vineyards are also located in the Clare Valley, Eden Valley, Great Western, Heathcote, Langhorne Creek, the Limestone Coast, McLaren Vale, Margaret River, Mudgee, Murray Valley, Padthaway, Robe, and the Yarra Valley. The Group also holds vineyards in North America (mainly Napa Valley and Sonoma County), Italy, France and New Zealand.

The geographic spread of the vineyard holdings not only provides Foster's with a diversity of premium fruit styles, but also reduces viticultural risk.

Of the total land area under vine around 1,500 hectares (2006: 1,900 hectares) is under lease arrangements. The Group also has around 7 hectares (2006: 7 hectares) of olive groves in the Tuscany region of Italy.

During the fiscal year Foster's owned and leased vineyards yielded 95,000 tonnes of grapes (2006: 143,000 tonnes). Northern Hemisphere harvest of vines normally occurs in September - October, with Southern hemisphere harvest around March - April.

Vines and grapes are measured at fair value, less estimated point-of-sale costs, with changes in fair value included in the income statement in the period in which it arises. The fair value of acquired vines is determined with reference to independent valuations of vineyards and the market price of purchased vines (rootlings). Subsequent movements in the fair value of vines is determined through operational reviews of the vineyard portfolio which identify, where applicable, any factors affecting the long term viability and value of the vines. The fair value of harvested grapes is determined with reference to the weighted district average of grape prices for each region for the current vintage. Annual prices for grapes will vary with the grade quality of grapes produced in each particular region.

The measurement basis for vines and grapes as prescribed by AASB 141 'Agriculture' has resulted in a loss before tax of $38.0 million (2006 loss before tax of $7.1 million).

Reconciliations

Reconciliations of the carrying amount of agricultural assets at the beginning and end of the current and previous year are set out below.

	Consolidated 2007 $m	2006 $m
Consolidated		
carrying amount at start of year	**354.1**	343.1
acquisitions	**5.1**	5.3
disposals	**(2.1)**	(1.3)
assets classified as held for sale	**(6.7)**	2.2
foreign exchange	**(15.3)**	4.8
carrying amount at end of year	**335.1**	354.1

Note 17 Intangible assets

	Consolidated 2007 $m	2006 $m
brand names and licences		
at cost	**1,488.1**	1,566.0
accumulated amortisation	**(16.4)**	(12.6)
	1,471.7	1,553.4
goodwill at cost	**1,950.1**	2,037.8
Total Intangible assets	**3,421.8**	3,591.2

Reconciliations

Reconciliations of the carrying amount of intangibles at the beginning and end of the current and previous year are set out below.

	Brand names		Patents and licences		Goodwill	
	2007 $m	2006 $m	**2007 $m**	2006 $m	**2007 $m**	2006 $m
Consolidated						
carrying amount at start of year	**1,549.9**	1,538.3	**3.5**	3.7	**2,037.8**	2,029.2
acquisitions					**-**	0.4
assets classified as held for sale	**-**	(2.1)				
recoverable amount write-downs	**-**	(1.8)				
amortisation expense	**(3.4)**	(5.4)	**(0.3)**	(0.2)		
foreign currency exchange	**(78.0)**	20.9			**(87.7)**	8.2
carrying amount at end of year	**1,468.5**	1,549.9	**3.2**	3.5	**1,950.1**	2,037.8

Brand names with a carrying value of $1,445.0 million (2006: $1,543.3 million) are assessed as having an indefinite useful life. The indefinite useful life reflects management intention to continue to manufacture or distribute brands that will generate net cash inflows into the foreseeable future. Annual management review of indefinite life brands has not identified any factors that would significantly restrict the market or the brand position in the market (such as contractual, customer or consumer constraints). Annual reviews of grape supply have also demonstrated the ability to manufacture and distribute the brands into the foreseeable future. All other brand names have finite lives and are amortised using the straight-line method over their useful lives. The key individual brand names in the wine portfolio are Beringer, Lindemans, Penfolds, Wolf Blass and Rosemount.

Goodwill has been allocated to individual cash-generating units (CGU) according to geographical segments. A geographic segment-level summary of all indefinite life intangibles is presented below:

	Americas		**Europe, Middle East and Africa**		**Australia, Asia and Pacific**		**Total**	
	2007 $'000	2006 $'000	**2007 $'000**	2006 $'000	**2007 $'000**	2006 $'000	**2007 $'000**	2006 $'000
Carrying amount of goodwill	**216.0**	247.5	**5.9**	6.1	**1,728.2**	1,784.2	**1,950.1**	2,037.8
Carrying amount of indefinite life brand names	**534.7**	612.5	**3.2**	3.4	**907.1**	927.4	**1,445.0**	1,543.3

The recoverable amount of a CGU is determined based on a fair value or value in use calculation. To calculate value in use, cash flow projections are based on financial budgets approved by senior management covering a five year period. Cash flows beyond the five year period are extrapolated using a growth rate of 3 per cent (2006: 3 per cent). The growth rate does not exceed the long term growth rate for the business in which the CGU operates. These assumptions have been used for the analysis of each CGU.

Future cash flows are discounted using a discount rate of 12.0 per cent (2006: 12.0 per cent). Based on Foster's multi-beverage business model and the major economic geographies that the Group operates in, the Directors believe it is appropriate to use a single common discount rate for all asset impairment testing.

Note 18 Financial instruments

Foster's Treasury, which has responsibility for the identification and management of the Group's financial risks, conducts the Group's treasury activities in accordance with the Group's Treasury Policy, which has been approved by the Directors. The Treasury Policy sets out the policies with respect to the internal controls (including segregation of duties), organisational relationships, functions, delegated authority levels, management of foreign currency, interest rate exposures and counterparty credit limits and requires regular reporting to the Board of Directors of exposure to derivative financial instruments.

Foster's Treasury seeks, within Treasury Policy risk threshold benchmarks approved by the Directors, to mitigate risk from adverse movements in interest rates and foreign currency through the use of interest rate swaps and other short and medium term derivative instruments.

Balance Sheet Analysis of Derivative Financial Instruments

Derivative financial instruments recognised in the balance sheet are disclosed as follows:

	Consolidated	
	2007	2006
	$m	
Interest rate swaps - fixed	**0.3**	1.0
Foreign exchange contracts	**0.7**	1.4
Foreign exchange options	**0.6**	1.3
Total current derivative financial assets	**1.6**	3.7
Interest rate swaps - floating	**3.5**	2.2
Interest rate swaps - fixed	**38.2**	44.2
Total non-current derivative financial assets	**41.7**	46.4
Interest rate swaps - fixed	**1.0**	3.4
Foreign exchange options	**0.8**	0.9
Foreign exchange contracts	**1.3**	-
Total current derivative financial liabilities	**3.1**	4.3
Interest rate swaps - fixed	**35.8**	49.6
Foreign exchange contracts	**-**	-
Total non-current derivative financial liabilities	**35.8**	49.6
Foreign exchange contracts	**(0.9)**	0.2
Interest rate swaps - floating	**3.4**	2.2
Deferred loss on effective cashflow hedges	**(39.1)**	(42.3)
Tax effect	**11.4**	12.6
Cash Flow Hedge Reserve	**(25.2)**	(27.3)

Note 18 Financial instruments (continued)

Liquidity Risk

Foster's Treasury manages liquidity risk by maintaining sufficient reserves, banking facilities and standby borrowing facilities and by monitoring forecast and actual cash flows. At reporting date, the standby arrangements and unused credit facilities of the Group are as follows:

	Consolidated 2007 $m	2006 $m
Committed arrangements / facilities available to the Group:		
Arrangements to provide standby funds and/or support facilities	**1,964.5**	2,370.0
amounts utilised	**(308.8)**	(697.2)
Amount of credit unused	**1,655.7**	1,672.8

The Group has access to other funding arrangements through non-bank facilities. Details of major arrangements are as follows:

Bank Loans

Total facilities are $1,964.5 million (2006: $2,370.0 million) of which $1,655.7 million was unutilised (2006: $1,672.8 million). Unutilised facilities totalling $933.7 million (2006: $977.9 million) have maturity dates beyond June 2008. Facilities totalling $557.8 million with maturities before June 2008 are reviewable annually for further extension by mutual agreement.

A$500 million Commercial and Medium Term Note Program

A$300 million of Medium Term Notes have been issued under this program.

Interest Rate Risk

The following tables set out the carrying amount, by maturity, of the financial instruments exposed to interest rate risk:

2007	Note	Floating interest rate $m	Fixed interest rate maturing in: 1 year or less $m	1 to 5 years $m	over 5 years $m	Non interest bearing $m	Total $m
Financial assets							
Cash and deposits	9	**287.5**	-	-	-	-	**287.5**
Receivables [1]	10	-	-	-	-	**1,246.5**	**1,246.5**
Total financial assets		**287.5**	-	-	-	**1,246.5**	**1,534.0**
Weighted average interest rate		**5.72%**	-	-	-		
Financial liabilities							
Payables	19	-	-	-	-	**(798.5)**	**(798.5)**
Bank overdrafts	20	-	-	-	-	-	-
Bank loans [2]	20	**(287.7)**	-	-	-	-	**(287.7)**
Other loans	20	**(126.2)**	-	**(570.7)**	**(1,889.9)**	**16.7**	**(2,570.1)**
Total recognised financial liabilities		**(413.9)**	-	**(570.7)**	**(1,889.9)**	**(781.8)**	**(3,656.3)**
Net hedging activity [3]		**(1,043.0)**	**(236.4)**	**570.7**	**708.7**	-	-
including hedging activities		**(1,456.9)**	**(236.4)**	-	**(1,181.2)**	**(781.8)**	**(3,656.3)**
Weighted average interest rate		**5.98 %**	**5.00 %**	-	**5.35 %**		

1. Excludes employee share plan loans.
2. Mainly comprising bank loans denominated in Pounds sterling and Euro.
3. Net hedging activity represents the net impact on the Group's interest exposures from the utilisation of derivative financial instruments to hedge the Group's interest rate exposures, i.e. interest rate and cross currency swaps and interest rate options.

Note 18 Financial instruments (continued)

Interest Rate Risk (continued)

2006	Note	Floating interest rate $m	Fixed interest rate maturing in: 1 year or less $m	1 to 5 years $m	over 5 years $m	Non interest bearing $m	Total $m
Financial assets							
Cash and deposits	9	449.6	-	-	-	-	449.6
Receivables [1]	10	-	-	-	-	950.3	950.3
Total financial assets		449.6	-	-	-	950.3	1,399.9
Weighted average interest rate		4.11%	-	-	-		
Financial liabilities							
Payables	19	-	-	-	-	(839.4)	(839.4)
Bank overdrafts	20	(1.6)	-	-	-	-	(1.6)
Bank loans [2]	20	(633.5)	(62.0)	-	-	-	(695.5)
Other loans	20	(205.9)	(265.2)	(628.3)	(2,164.8)	20.3	(3,243.9)
Total recognised financial liabilities		(841.0)	(327.2)	(628.3)	(2,164.8)	(819.1)	(4,780.4)
Net hedging activity [3]		(1,361.8)	169.1	380.9	811.8	-	(0.0)
Total financial liabilities		(2,202.8)	(158.1)	(247.4)	(1,353.0)	(819.1)	(4,780.4)
Weighted average interest rate (after hedging activities)		5.80%	7.83%	5.00%	5.35%		

1. Excludes employee share plan loans.
2. Mainly comprising bank loans denominated in US dollars and pounds sterling.
3. Net hedging activity represents the net impact on the Group's interest exposures from the utilisation of derivative financial instruments to hedge the Group's interest rate exposures, i.e. interest rate and cross currency swaps, interest rate options and forward rate agreements.

Interest Rate Swaps – Fair Value Hedges

The Group has interest rate swap agreements in place with a notional amount of $1,279.4 million having variable rates between 0 per cent and 0.97 per cent above the 90 day bank bill rate. The swaps are being used to hedge the exposure to changes in the fair value of underlying debt.

Interest Rate Swaps – Cash Flow Hedges

The Group has interest rate swap agreements in place with a notional amount of $236.4 million having an average fixed interest rate of 5 per cent. These swaps are being used to hedge the exposure to increasing interest rates.

Credit Risk

Credit risk represents the potential loss which the Group could incur if counterparts failed to meet their obligations under their respective contracts or arrangements with the Group. Credit risk for financial assets which have been recognised in the balance sheet is generally the carrying amount, net of any provision for doubtful debts. Credit risk is minimised as the Group deals only with reputable, highly rated financial institutions in respect of, inter alia, the entering into of derivative financial instruments to manage its exposure to fluctuations in interest and exchange rates.

The maximum credit risk exposure in respect of derivative financial instruments was $42.5 million (2006: $49.4 million). In respect of financial assets and derivative financial instruments, the Group is not materially exposed to any individual overseas country or counterparty.

At the time of the Group's divestment of the Australian Leisure and Hospitality business in November 2003, Australian Leisure Entertainment Property Trust (ALE Trust) issued $150.0 million of unsecured cumulative redeemable loan securities which are redeemable on 30 September 2011. FGL provided a guarantee over the principal and interest payments on the notes in the event of payment default by ALE Trust, for the duration of the notes.

Note 18 Financial instruments (continued)

Foreign Currency Risk

Consistent with the Group Treasury Policy of managing the Group's financial risks within risk threshold benchmarks approved by the Directors, the Group's foreign currency denominated assets and liabilities and foreign exchange exposures are managed by Foster's Treasury to minimise risk and the cost of risk management. Group policy is to fund foreign currency assets, where practicable and cost effective, in the respective currencies in which such assets are denominated.

Forward exchange contracts

Forward foreign exchange contracts are entered into to hedge the Group's net foreign currency exposures. The Group's foreign currency transactions are primarily denominated in Australian dollars, United States dollars, Euro's, Great British Pounds, Canadian dollars and New Zealand dollars.

At reporting date, the details of outstanding forward foreign exchange contracts (Australian dollar equivalents) are outlined below specifying currency and the average exchange rate of the outstanding contracts:

	Face Value of Contracts		Average Exchange Rate	
	2007 $m	2006 $m	**2007**	2006
Sell CAD Buy USD 0 – 6 months	**(15.0)**	(4.9)	**1.0697**	1.1022
Sell CAD Buy USD 6 – 12 months	**(47.7)**	(48.1)	**1.0683**	1.0981
Net CAD position – Sell CAD	**(62.7)**	(53.0)		
Buy EUR Sell AUD 0 – 6 months	**-**	0.9	**0.6256**	0.6256
Net EUR position – Buy/(Sell) EUR	**-**	0.9		
Sell USD Buy AUD 0 – 6 months	**(302.2)**	(89.2)	**0.8438**	0.7288
Net USD position – Sell USD	**(302.2)**	(89.2)		

For contracts hedging anticipated sales and purchases denominated in foreign currencies, any unrealised gains and losses on the contracts, together with the costs of the contracts, are recognised in the financial statements at the time the underlying transaction occurs. The net unrealised loss on hedges of anticipated sales and purchases denominated in foreign currencies at reporting date was $0.6 million (2006: $1.4 million gain).

Foreign Exchange Options

At reporting date, the details of outstanding foreign exchange options (Australian dollar equivalents) are outlined below:

	Face Value of Contracts		Average Exchange Rate	
	2007 $m	2006 $m	**2007**	2006
Contract to sell CAD and buy USD				
Bought CAD Put/USD Call 0 – 6 months	**(34.6)**	(45.1)	**1.0850**	1.1150
Sold CAD Call/USD Put 0 – 6 months	**(34.6)**	(35.4)	**1.0550**	1.0700

The foreign currency options will be exercised by the Group at maturity if the CAD/USD exchange rate is below the Bought CAD Put/USD Call exchange rate and the Sold CAD Call/USD Put will lapse. The foreign currency options will be exercised against the Group at maturity if the CAD/USD exchange rate is above the Sold CAD Put/USD Put exchange rate and the Bought CAD Put/USD Call will lapse.

Note 18 Financial instruments (continued)

Fair Values

The fair values of cash and cash equivalents and monetary financial assets and financial liabilities approximate their carrying value. The fair values of other monetary financial assets and financial liabilities are either based upon market prices where a market exists or has been determined by discounting the expected future cash flows by the current interest rate for financial assets and financial liabilities with similar risk profiles.

Listed equity investments have been valued by reference to market prices prevailing at reporting date. For unlisted equity investments, the fair value is an assessment by the Directors based on the underlying net assets, future maintainable earnings and any special circumstances pertaining to a particular investment.

The valuation of derivative financial assets and liabilities detailed below reflects the estimated amounts which the Group would be required to pay or receive to terminate the contracts (net of transaction costs) or replace the contracts at their current market rates at reporting date. This is based on internal valuations using standard valuation techniques.

As the purpose of these derivative financial instruments is to hedge the Group's underlying assets and liabilities denominated in foreign currencies and to hedge against risk of interest rate fluctuations, it is unlikely that, in the absence of abnormal circumstances, these contracts would be terminated prior to maturity.

The carrying amount and fair values of financial assets and financial liabilities at reporting date are:

	2007 Carrying Amount $m	2006 Carrying Amount $m	**2007 Fair value $m**	2006 Fair value $m
Financial assets				
Cash and deposits	**287.5**	449.6	**287.5**	449.6
Trade debtors	**824.9**	766.3	**824.9**	766.3
Other debtors	**353.6**	107.3	**353.6**	107.3
Loans to other persons	**1.3**	0.9	**1.3**	0.9
Interest rate swaps	**42.0**	47.4	**42.0**	47.4
Forward foreign exchange contracts	**0.7**	1.4	**0.7**	1.4
Foreign exchange options	**0.6**	1.3	**0.6**	1.3
Total financial assets	**1,510.6**	1,374.2	**1,510.6**	1,374.2
Financial liabilities				
Payables	**798.5**	839.4	**798.5**	839.4
Bank overdrafts	**-**	1.6	**-**	1.6
Bank loans	**287.8**	695.5	**287.8**	695.5
Interest rate swaps	**36.8**	53.0	**36.8**	53.0
Forward foreign exchange contracts	**1.3**	-	**1.3**	-
Foreign exchange options	**0.8**	0.9	**0.8**	0.9
Other loans	**2,570.0**	3,243.9	**2,489.9**	3,243.9
Total financial liabilities	**3,695.2**	4,834.3	**3,615.1**	4,834.3

The fair value of 'other loan' reflects the revaluation of 144A bonds maturing in 2015 and 2035 at prevailing market rates.

For all other assets and liabilities, based on the facts and circumstances existing at reporting date and the nature of the Group's assets and liabilities including hedged positions, the Group has no reason to believe that any of the above assets could not be exchanged, or any of the above liabilities could not be settled in an arm's length transaction at an amount approximating its carrying amount.

Note 19 Payables

	FGL		Consolidated	
	2007	2006	**2007**	2006
	$m	$m	**$m**	$m
Current				
trade creditors			**303.9**	354.4
other creditors	**40.6**	46.1	**467.2**	439.7
amounts due to controlled entities	**1,138.2**	773.7		
Total Current Payables	**1,178.8**	819.8	**771.1**	794.1
Non Current				
other creditors	**15.2**	21.6	**27.4**	45.3
Total Non Current Payables	**15.2**	21.6	**27.4**	45.3

Note 20 Borrowings

	FGL		Consolidated	
	2007	2006	**2007**	2006
	$m	$m	**$m**	$m
Current				
secured				
- bank loans			**0.1**	0.7
unsecured				
- bank overdrafts			**-**	1.6
- bank loans			**285.8**	120.9
- other			**-**	349.4
amounts due to controlled entities	**4,627.1**	3,082.8		
Total Current Borrowings	**4,627.1**	3,082.8	**285.9**	472.6
Non Current				
secured				
- bank loans			**0.4**	0.7
unsecured				
- bank loans			**-**	573.2
- other			**2,571.5**	2,894.5
Total Non Current Borrowings			**2,571.9**	3,468.4
Total net borrowings consist of:				
current			**285.9**	472.6
non-current			**2,571.9**	3,468.4
Total gross borrowings			**2,857.8**	3,941.0
Fair value of fixed rate debt hedges			**(1.7)**	7.8
Less - cash (note 9)	**(2.6)**	(2.4)	**(287.5)**	(449.6)
Total net borrowings	**(2.6)**	(2.4)	**2,568.6**	3,499.2
Reconciliation of net borrowings				
net borrowings at the beginning of the year	**(2.4)**	(0.8)	**3,499.2**	4,233.6
application of AASB 132 & AASB 139			**(9.5)**	7.8
proceeds from borrowings			**509.6**	670.3
repayment of borrowings			**(1,231.7)**	(1,863.6)
total cash outflows/(inflows) from activities	**(0.2)**	(1.6)	**149.3**	352.4
debt acquired / (disposed) on consolidation of controlled entities			**33.2**	-
effect of exchange rate changes on foreign currency borrowings			**(381.5)**	98.7
net borrowings / (cash) at the end of the year	**(2.6)**	(2.4)	**2,568.6**	3,499.2

Secured bank loans totalling $0.5 million (2006: $1.4 million) are secured by mortgages over freehold buildings and other assets. Bank overdraft interest rate is 9.1% (2006: 9.1%). Bank loans and other loans have interest rates ranging between 4.1% - 8.2% (2006: 3.1% - 11.6%).

Note 21 Provisions

	FGL 2007 $m	FGL 2006 $m	Consolidated 2007 $m	Consolidated 2006 $m
Current				
employee entitlements	**3.2**	3.0	**99.1**	121.5
other	**1.2**	0.6	**49.6**	84.9
Total Current Provisions	**4.4**	3.6	**148.7**	206.4
Non Current				
employee entitlements	**1.3**	3.2	**8.4**	5.8
other	**3.2**	-	**20.3**	13.1
Total Non Current Provisions	**4.5**	3.2	**28.7**	18.9

Other provisions comprise:

	Onerous contracts $m	Restructuring $m	Warranties / other $m	Total $m
Consolidated - 2007				
carrying amount at start of year	**36.8**	**43.4**	**17.7**	**97.9**
charged / (credited) to income statement	**16.7**	**(0.3)**	**4.3**	**20.7**
receipts / (payments)	**(31.8)**	**(13.4)**	**(4.3)**	**(49.5)**
applied / transferred	**(0.9)**	**(0.4)**	**(1.1)**	**(2.4)**
foreign exchange	**(1.4)**	**(0.4)**	**(0.3)**	**(2.1)**
accounting policy change	**-**	**-**	**5.3**	**5.3**
carrying amount at end of year	**19.4**	**28.9**	**21.6**	**69.9**
Consolidated - 2006				
carrying amount at start of year	28.2	40.1	20.5	88.8
charged / (credited) to income statement	15.2	16.4	5.3	36.9
receipts / (payments)	(7.5)	(13.1)	(8.1)	(28.7)
foreign exchange	0.9	0.1	-	1.0
carrying amount at end of year	36.8	43.5	17.7	98.0

Onerous contract provisions at period end mainly relate to surplus facility leases following production site closures. These lease contracts have various expiry terms, the maximum being 13 years. The provision estimates have been determined with reference to contracted and market prices and may vary due to the future utilisation of the leased premises and potential sub-lease arrangements. Certain prior period provisions remain for onerous oak barrel lease contracts and wine grape supply contracts in the Americas region. The remaining contracted sponsorship amounts pertaining to the Foster's brand European rights were paid during 2007.

Restructuring provision balances at period end mainly comprise costs associated with the closure of the North Fremantle and Airport West facilities. These current period costs were offset by the release of a surplus provision resulting from the divestment of the Kent brewery site in June 2007. The remaining balance also includes previously identified provisions for the closure and divestment of surplus Australian wineries. Redundancy provisions are disclosed in employee entitlements.

The Group has recognised warranty provisions for potential claims arising from the sale of discontinued operations and acquired Southcorp contractual arrangements. A financial guarantee contract provision relating to $150 million ALE notes has also been recognised. Refer note 1.

The current year FGL other provisions mainly comprises the financial guarantee contract provision relating to $150 million ALE notes. This guarantee lapses on maturity of the notes which are redeemable no later than 30 September 2011. The prior year FGL other provisions relate to Southcorp restructuring costs.

Note 22 Contributed equity

	FGL		Consolidated	
	2007	2006	**2007**	2006
	$m	$m	**$m**	$m
Paid up capital				
ordinary fully paid shares	**3,612.9**	3,616.8	**3,612.9**	3,616.8
Movements in Share Capital				
opening balance				
- ordinary fully paid shares	**3,616.8**	3,528.9	**3,616.8**	3,528.9
- employee shares of $1 paid to 1.67 cents	**-**	-	**-**	-
	3,616.8	3,528.9	**3,616.8**	3,528.9
Off market share buy-back				
- 67,797,482 shares @ $1.81 per share plus transaction costs	**(124.0)**	-	**(124.0)**	-
On-market share buy-back				
- 204,000 @ $6.40	**(1.3)**	-	**(1.3)**	-
Dividend reinvestment plan				
- 7,871,780 @ $6.00 (2006: 9,471,176 @ $5.64)	**47.2**	53.4	**47.2**	53.4
- 10,395,373 @ $6.26 (2006: 4,812,022 @ $5.26)	**65.1**	25.3	**65.1**	25.3
783,149 (2006: 1,062,241 @$5.59) ordinary fully paid shares issue to employees @ $6.74	**5.3**	5.8	**5.3**	5.8
Foster's Long Term Incentive Plan				
- 861,270 @ $2.99	**2.6**	-	**2.6**	-
Conversion of employee shares to ordinary fully paid shares	**1.2**	-	**1.2**	-
Options excercised in 2006				
- 320,000 @ $2.36	**-**	0.8	**-**	0.8
- 750,000 @ $2.12	**-**	1.6	**-**	1.6
- 420,000 @ $2.48	**-**	1.0	**-**	1.0
Closing balance				
- ordinary fully paid shares	**3,612.9**	3,616.8	**3,612.9**	3,616.8
- employee shares of $1 paid to 1.67 cents	**-**	-	**-**	-
Total Contributed equity	**3,612.9**	3,616.8	**3,612.9**	3,616.8

Note 22 Contributed equity (continued)

	FGL	
	2007 shares m	2006 shares m
Opening balance		
- ordinary fully paid shares	**2,018.8**	2,001.9
- partly paid employee shares	**1.0**	1.0
	2,019.8	2,002.9
2007 Off-market share buy-back	**(67.8)**	-
2007 On-market share buy-back	**(0.2)**	-
Dividend reinvestment plan		
- October 2006: 7,871,780 (October 2005: 9,471,176)	**7.8**	9.5
- April 2007: 10,395,373 (April 2006: 4,812,022)	**10.4**	4.8
783,149 (2006: 1,062,241) employee share plan issues	**0.8**	1.1
861,270 shares issued pursuant to the Foster's Long Term Incentive Plan	**0.8**	-
Options exercised over 1,490,000 ordinary fully paid shares	**-**	1.5
Closing balance		
- ordinary fully paid shares	**1,970.8**	2,018.8
- partly paid employee shares	**0.8**	1.0
	1,971.6	2,019.8

Ordinary shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the company in proportion to the number of and amounts paid on the shares held.

Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the company.

Partly paid employee shares

A total of 786,510 (2006: 998,310) of the partly paid shares are on issue at the reporting date. During 2007, 211,800 partly paid employee shares were converted to fully paid ordinary shares.

The partly paid employee shares have been paid up to 1.67 cents. These shares are held by FBG Incentive Pty. Ltd. and by some individually registered holders. These shares pertain to the 1987 Employee Share Plan issue. A call in respect of these shares may be made at the request of the holder or in the event of a call being made by a liquidator or receiver. A call may also be made in respect of these shares following the relevant employee ceasing to be an employee of the Group, provided that the market price of a fully paid ordinary share in the capital of FGL has exceeded the issue price of the relevant partly paid share for a period of not less than forty consecutive business days. No partly paid employee shares have been issued since 1987.

Employee share scheme

Information relating to the employee share scheme, including details of shares issued under the Employee Share Plan, is set out in note 26.

Dividend reinvestment plan

The company has an established DRP under which holders of ordinary shares may elect to have all or part of their dividend entitlements satisfied by the issue of new ordinary shares rather than being paid in cash.

Note 22 Contributed equity (continued)

Share buy-back

In 2007 total on-market buy-back activity resulted in 0.2 million ordinary shares being purchased by the company at a total cost (including transaction costs) of $1.3 million. The shares were purchased at prices ranging between $6.26 per ordinary share and $6.40 per ordinary share.

The Group also conducted an off-market buy-back during the course of 2007. The tendering process for the off-market buy-back was completed in April 2007 with 67.8 million ordinary shares, representing 3.3% of issued shares, bought back at a price of $5.90 per share. The buy-back amount comprised a capital component of $1.81 per share (recognised in share capital) and a fully franked dividend component of $4.09 per share (recognised in retained earnings). The total cost of the off-market buy-back was $401.3 million (including transaction costs) with $124.0 million recognised in share capital and $277.3 million recognised in retained earnings.

There was no share buy-back activity during 2006.

Note 23 Reserves and retained profits

	FGL		Consolidated	
	2007	2006	**2007**	2006
	$m	$m	**$m**	$m
Cash flow hedge reserve			**(25.2)**	(27.3)
Share based payments reserve	**19.7**	28.2	**19.7**	28.2
foreign currency translation reserve			**(213.9)**	(137.5)
Total Reserves	**19.7**	28.2	**(219.4)**	(136.6)

	Cash Flow Hedge Reserve		Share Based Payments Reserve		Foreign Currency Translation Reserve	
	2007	2006	**2007**	2006	**2007**	2006
	$m	$m	**$m**	$m	**$m**	$m
Consolidated						
carrying amount at start of year	**(27.3)**	-	**28.2**	16.5	**(137.5)**	(95.3)
application of AASB 132 and AASB 139	**-**	(33.2)				
transfer to retained earnings			**(10.5)**	-		
current period (profit) / loss			**4.6**	11.7		
ordinary shares issued			**(2.6)**	-		
acquisition/disposal of controlled entities					**(4.2)**	(2.7)
hedging activities	**2.1**	5.9			**177.6**	(75.1)
currency translation differences					**(249.8)**	35.6
carrying amount at end of year	**(25.2)**	(27.3)	**19.7**	28.2	**(213.9)**	(137.5)

Nature and Purpose of Reserves

(i) Cash flow hedge reserve

This reserve records the portion of the gain or loss on a hedging instrument in a cash flow hedge that is determined to be effective.

(ii) Share based payment reserve

This reserve records the value of shares under the Long Term Incentive Plan offered to employees and Directors as part of their remuneration. Refer to note 26 for further details of this plan.

The FGL reconciliation of the share based payment reserve is the same as the consolidated accounts.

(iii) Foreign currency translation reserve

Exchange differences arising on translation of foreign controlled entities within the Group, are taken to the foreign currency translation reserve, as described in the accounting policy note 1.

Note 23 Reserves and retained profits (continued)

(b) Retained Profits

	FGL		Consolidated	
	2007	2006	**2007**	2006
	$m	$m	**$m**	$m
Retained profits at the beginning of the year	**1,162.6**	853.7	**972.7**	218.6
Adjustment resulting from change in accounting policy	**(5.3)**	(6.9)	**(5.3)**	(13.4)
	1,157.3	846.8	**967.4**	205.2
Net profit attributable to members of Foster's Group Limited	**734.9**	725.3	**966.2**	1,166.2
Actuarial gains/(losses) on defined benefit plans	**0.9**	2.2	**0.5**	13.0
Transfers from reserves	**10.5**	-	**10.5**	-
Total available for appropriation	**1,903.6**	1,574.3	**1,944.6**	1,384.4
Ordinary dividends				
- final paid	**(237.2)**	(215.3)	**(237.2)**	(215.3)
- interim paid	**(218.0)**	(196.4)	**(218.0)**	(196.4)
- dividend component of off market buyback	**(277.3)**	-	**(277.3)**	-
Total available for appropriation	**(732.5)**	(411.7)	**(732.5)**	(411.7)
Retained profits at the end of the year	**1,171.1**	1,162.6	**1,212.1**	972.7

Note 24 Key Management Personnel Disclosures

The Company has taken advantage of the relief provided by the Corporations Amendments Regulations 2006 (No.4) and has transferred the detailed remuneration disclosures to the Director's Report. This information can be found in Sections 1 to 7 of the Remuneration Report.

The following persons were Key Management Personnel (KMP) of Foster's Group Limited (FGL) and the consolidated group during the year ended 30 June 2007. KMP, as defined in AASB 124, "Related Party Disclosure", are those person having authority and responsibility for planning, directing and controlling the activities of the entity. KMP of FGL and the Group include all executive and non-executive Directors of Foster's Group Limited.

Name[1]	Title – as at date of this report [2]	Title – year ended 30 June 2007	Period (if less than full year)	KMP - FGL	KMP - Group
Frank J Swan	Chairman	Chairman		Yes	Yes
Colin Carter	Non-executive Director	Non-executive Director	From 1 March 2007	Yes	Yes
M Lyndsey Cattermole	Non-executive Director	Non-executive Director		Yes	Yes
David A Crawford	Non-executive Director	Non-executive Director		Yes	Yes
Graeme W McGregor	Non-executive Director	Non-executive Director		Yes	Yes
Max G Ould	Non-executive Director	Non-executive Director		Yes	Yes
Trevor L O'Hoy	Chief Executive Officer	Chief Executive Officer		Yes	Yes
David Bortolussi	Chief Strategy Officer	Chief Strategy Officer	From 1 August 2007	No	Yes
Michael Brooks	Chief Supply Officer	Chief Supply Officer	From 1 August 2007	No	Yes
Martin M Hudson	Chief Legal Officer & Company Secretary	Chief Legal Counsel & Senior Vice President Commercial Affairs		Yes	Yes
Peter Jackson	Managing Director, Foster's EMEA	Managing Director, Foster's EMEA	From 1 August 2007	No	Yes
Ben Lawrence	Chief Human Resources Officer	Senior Vice President – Human Resources		No	Yes
John J Murphy[3]	Managing Director, Foster's Australia	Managing Director, Foster's Australia	To 1 August 2006	No	Yes
Jamie Odell	Managing Director, Foster's Australia, Asia and Pacific	Managing Director, Foster's Wine Estates		No	Yes
Peter F Scott	Chief Financial Officer	Chief Financial Officer		No	Yes
Richard W Scully[4]	Chief Marketing Officer	Managing Director, Foster's Brewing International	To 29 June 2007	No	Yes
Scott Weiss	Managing Director, Foster's Americas	Managing Director, Foster's Americas	From 1 August 2007	No	Yes

1. All of the above persons were KMP during the year ended 30 June 2006, except C Carter who commenced on 1 March 2007 and D Bortolussi, M Brooks, P Jackson and S Weiss who commenced on 1 August 2006. In addition to the above, N Fielke (Senior Vice President – Wine Clubs and Services from 1 July 2005 to 1 March 2006), B Healey (Non-executive Director from 1 July 2005 to 31 December 2005) were KMP during the year ended 30 June 2006.
2. There has been no change in the Titles of KMP since 30 June 2007.
3. J Murphy resigned as Managing Director, Foster's Australia effective 1 August 2006.
4. R Scully was made redundant as Chief Marketing Officer effective 29 June 2007.

Key Management Personnel Compensation

The following table shows the compensation paid to Key Management Personnel of FGL and the consolidated group.

	FGL		Consolidated	
	2007	2006	2007	2006
Short-term employee benefits	3,338,515	3,993,705	9,186,088	8,990,085
Post-employment benefits	753,925	440,539	1,224,879	820,786
Share-based payments	1,294,605	782,760	3,353,843	2,663,192
Termination benefits	-	-	1,309,615	-
Total	5,387,045	5,217,004	15,074,425	12,474,063

Note 24 Key Management Personnel Disclosures (continued)

Equity instrument disclosures relating to Key Management Personnel

The number of shares in the Company held by each Director and other Key Management Personnel of the group, including their related parties, is shown in the table below.

		Balance of shares as start of year	Shares acquired during the year as part of remuneration [2]	Shares acquired during the year through the vesting of LTIP	Other shares acquired during the year [1,3]	Other changes during the year[4]	Balance of shares held at end of year [1,5]	Balance of shares held at reporting date [1,5,6]
Non-executive Directors								
FJ Swan	2007	101,001	11,827	-	3,746	-	116,574	116,574
	2006	87,183	-	-	13,818	-	101,001	101,001
CB Carter	2007	-	-	-	-	-	-	-
	2006	-	-	-	-	-	-	-
ML Cattermole	2007	165,029	4,200	-	-	-	169,229	169,229
	2006	161,628	-	-	3,401	-	165,029	165,029
DA Crawford	2007	20,825	3,351	-	829	-	25,005	25,005
	2006	13,320	-	-	7,505	-	20,825	20,825
B Healey	2007	-	-	-	-	-		
	2006	44,385	-	-	2,824	-	47,209	47,209
GW McGregor	2007	28,557	3,942	-	1,060	-	33,559	33,559
	2006	24,140	-	-	4,417	-	28,557	28,557
M G Ould	2007	32,967	13,429	-	728	-	47,124	47,124
	2006	28,204	-	-	4,763	-	32,967	32,967
Executive Director (President & Chief Executive Officer)								
TL O'Hoy[7]	2007	236,755	100,913	95,800	-	-	433,468	433,468
	2006	236,577	178	-	-	-	236,755	236,755
Other Key Management Personnel								
DL Bortolussi	2007	9,869	148	-	-	(9,500)	517	n/a
	2006	-	-	-	-	-	-	n/a
MP Brooks	2007	16,369	148	31,100	-	-	47,617	n/a
	2006	-	-	-	-	-	-	n/a
MM Hudson	2007	61,762	148	-	-	-	61,910	n/a
	2006	61,584	178	-	-	-	61,762	n/a
PR Jackson	2007	181	148	-	8	-	337	n/a
	2006	-	-	-	-	-	-	n/a
B Lawrence	2007	28,830	79	-	44,864	-	73,773	n/a
	2006	27,924	95	-	808	-	28,830	n/a
J Odell[8]	2007	41,563	148	75,300	2,002	-	119,013	n/a
	2006	22,191	178	-	19,194	-	41,563	n/a
PF Scott	2007	39,966	79	47,390	21,246	-	108,681	n/a
	2006	39,289	95	-	581	-	39,966	n/a
S Weiss	2007	95	79	-	-	-	174	n/a
	2006	-	-	-	-	-	-	n/a
Former Key Management Personnel								
RW Scully	2007	713,769	148	76,600	-	-	n/a	n/a
	2006	713,591	178	-	-	-	n/a	n/a
NJ Fielke	2007		-	-	-	-	n/a	n/a
	2006	23,690	178	-	903	-	n/a	n/a
JJ Murphy	2007		-	-	-	-	n/a	n/a
	2006	50,411	178	-	-	-	n/a	n/a
Other Executives								
G Dempsey	2007	37,309	148	23,500	1,557	-	n/a	n/a

1. Includes directly held ordinary and phantom deferred shares, nominally held shares, and shares held by related parties of the individual.
2. Includes shares granted under the Employee Share Grant Plan and Directors Share Purchase Plan.
3. Includes purchases, shares acquired by non-executive Directors with post-tax director fees, the Dividend Reinvestment Plan and, for P Scott and B Lawrence, additional phantom deferred shares allocated in lieu of dividends.
4. Other changes during the year include 9,500 shares sold by a related party of D Bortolussi.
5. Includes 10,348 shares held nominally by T O'Hoy (i.e. in name only) as at 30 June 2007 and 28 August 2007.
6. Balance of shares held as at 29 August 2007 relate to the date on which the Annual Report was signed, and is relevant to Directors only.
7. Includes a relevant interest in 44,465 shares due to the definition of "related party" in AASB124.
8. Includes a relevant interest in 93,300 shares due to the definition of "related party" in AASB124.

Note 24 Key Management Personnel Disclosures (continued)

Equity instrument disclosures relating to Key Management Personnel

The aggregate number of Long-Term Incentive Plan opportunities and movements offered during the year to Key Management Personnel of the group, including their related parties, is shown in the table below. Non-executive Directors do not participate in the Long-Term Incentive Plan. This table below is reproduced in the Remuneration Report.

		Maximum share opportunity at start of year[1]	Share opportunities offered during the year (maximum)[2]	Fair value of LTIP offered during the year[3]	Shares vested and converted during the year[4]	Date of vesting/ conversion	Share price on date of vesting/ conversion	Value of those converted during the year	Value of shares converted (over and above fair value)	Share opportuni-ties lapsed during the year[5]	Value of lapsed opportuni-ties[6]	Net value of LTIP offered, vested, converted and lapsed during year[7,8]	Maximum share opportunity at year end[1,9]
Executive Director (President & Chief Executive Officer)													
TL O'Hoy	2007	1,138,200	567,400	$2,017,848	95,800	22-Feb-07	$6.74	$645,692	$302,728	300,400	$698,472	$1,622,104	1,309,400
	2006	831,200	498,600	$1,470,804	-	-	-	-	-	191,600	$457,924	$1,012,[illegible]	1,138,200
Other Key Management Personnel													
DL Bortolussi	2007	106,400	93,000	$365,490	-	-	-	-	-	-	-	$365,490	199,400
	2006	-	-	-	-	-	-	-	-	-	-	-	-
MP Brooks	2007	474,500	142,600	$529,620	31,100	22-Feb-07	$6.74	$209,614	$98,276	100,800	$244,764	$383,132	268,600
	2006	-	-	-	-	-	-	-	-	-	-	-	-
MM Hudson	2007	132,000	131,200	$515,616	-	-	-	-	-	-	-	$515,616	263,200
	2006		132,000	$372,240	-	-	-	-	-	-	-	$372,240	132,000
PR Jackson	2007	22,000	75,200	$295,536	-	-	-	-	-	-	-	$295,530	97,200
	2006	-	-	-	-	-	-	-	-	-	-	-	-
B Lawrence	2007	318,800	104,100	$381,708	43,300	22-Feb-07	$6.74	$291,842	$136,828	113,900	$260,496	$258,040	265,700
	2006	283,700	120,400	$367,040	-	-	-	-	-	86,800	$207,452	$159,5[illegible]	317,300
J Odell	2007	568,300	234,300	$864,336	75,300	22-Feb-07	$6.74	$507,522	$237,948	160,800	$356,574	$745,710	566,500
	2006	478,600	240,300	$734,874	-	-	-	-	-	150,600	$359,934	$374,940	568,300
PF Scott	2007	523,300	174,400	$639,804	67,700	22-Feb-07	$6.74	$456,298	$213,932	195,800	$457,608	$396,128	434,200
	2006	467,600	190,300	$579,586	-	-	-	-	-	135,600	$324,034	$255,5[illegible]	522,300
S Weiss	2007	81,800	115,000	$451,950	-	-	-	-	-	-	-	$451,950	196,800
	2006	-	-	-	-	-	-	-	-	-	-	-	-
Former Key Management Personnel													
NJ Fielke	2007	-	-	-	-	-	-	-	-	-	-	-	-
	2006	293,200	121,000	$341,220	-	-	-	-	-	-	-	$341,220	414,200
JJ Murphy	2007	521,100	-	-	-	-	-	-	-	521,100	$1,400,568	($1,400,5[illegible])	-
	2006	385,200	194,100	$569,478	-	-	-	-	-	58,200	$139,090	$430,[illegible]	521,100
RW Scully	2007	637,200	220,900	$790,098	76,600	22-Feb-07	$6.74	$516,284	$242,056	250,400	$600,942	$431,212	531,100
	2006	570,800	219,600	$677,488	-	-	-	-	-	153,200	$366,148	$311,340	637,200
Other executives													
G Dempsey[9]	2007	190,700	77,100	$280,296	23,500	22-Feb-07	$6.74	158,390	$74,260	244,300	$709,764	($355,208)	-

1. Maximum share opportunity is the maximum number of shares that can be achieved from all unvested LTIP offers as at the date indicated.
2. Share opportunities offered during the year include those under the 2006 LTIP offer and the extended 2003 offer.
3. Fair value is determined at the date of offer and is explained in section 7E.
4. The extended 2002 offer vested on 22 February 2007.
5. Share opportunities lapsed during the year include the original 2003 offer (the extended 2003 offer is listed separately as share opportunities offered during the year), and the extended 2001 offer.
6. The value of lapsed share opportunities is based on the fair value at the date of offer (as explained in section 7E).
7. The net value of LTIP offered, vested, converted and lapsed during the year provides an indication of incremental value received during the year by aggregating the highlighted columns (where those lapsed are treated as a negative).
8. The aggregate value required under the Corporations Act 2001: T O'Hoy - $3,362,012; D Bortolussi: $365,490; M Brooks: $983,998; M Hudson: $515,616; P Jackson: $295,536; B Lawrence: $972,296, J Odell: $1,728,432; P Scott $1,553,710; S Weiss: $451,950; J Murphy: $1,400,568; R Scully: $1,907,324; G Dempsey: $1,148,450
9. All offers for G Dempsey lapsed .

Note 25 Related party transactions for Key Management Personnel

Loans to Key Management Personnel

In accordance with the terms of the FGL Employee Share and Option Plan, the Company issued fully paid shares and provided financial assistance for the purpose of the acquisition of shares to employees, including Key Management Personnel.

	Balance at beginning of period $	Interest paid and payable $	Balance at end of period $	Interest not charged $	Number of KMP included at the end of the year
2007	147,600	-	99,460	12,725	5
2006	202,465	-	147,600	10,105	6

Share plan loans were made to and/or repayments (including by way of offset of dividend entitlements) received from Key Management Personnel. The share plan loans are interest free. The average commercial rate of interest during the period was 6.85 per cent. There were no allocations to non-executive Directors under the FGL Employee Share and Option Plan nor were there loans to such Directors. There were no individuals with loans above $100,000 in either of the years ended 30 June 2006 or 2007.

Note 25 Related party transactions for Key Management Personnel (continued)

Other transactions Key Management Personnel and their personally-related entities

FGL and the Group entered into transactions which are insignificant in amount with Key Management Personnel and their related parties within normal employee, customer or supplier relationships on terms and conditions no more favourable than those available in similar arm's length dealings which include payments of salaries and benefits and purchase of Group products.

Some directors of Foster's Group Limited are also directors of public companies, which have transactions with the Foster's Group. The relevant directors do not believe they have the individual capacity to control or significantly influence the financial policies of those companies. The companies are therefore not considered to be related parties for the purpose of the disclosure requirements of AASB 124 "Related Party Disclosures".

Note 26 Employee Equity Plans

Employee Share Grant Plan

Under the terms of the Foster's Employee Share Grant Plan ("**Share Grant Plan**"), most full-time and part-time permanent employees with at least six months service with the Company are eligible to receive up to $1,000 of shares in the Company, subject to Company performance and Board approval.

The shares are subject to a restriction on transfer for three years (or until the employee leaves the Company). Slightly different rules are applicable to the operation of the Share Grant Plan outside Australia, reflecting local compliance and tax issues. Further details of the Share Grant Plan are set out in Section 3 of the Remuneration Report.

The Share Grant Plan was approved by shareholders at the 2005 Annual General Meeting. Shares under the Plan are issued for no consideration. The shares are therefore issued from the Share Capital Account and hence the only effect of a grant is to increase the number of shares on issue.

During the year ended 30 June 2007, 783,149 fully paid ordinary shares were issued under the Plan at a notional price of $6.74.

	Balance as at 30 June 2006	Number of participants	Shares offered during the year	Shares sold and/or released	Balance as at 30 June 2007	Number of participants
Employee Share Grant Plan	1,574,406	6,168	783,149	(320,716)	2,036,839	5,938

International Employee Share Plan

The International Employee Share Plan ("**International Plan**") was established in 2001 to facilitate employee share ownership in overseas jurisdictions in which it was not practicable for Foster's to operate the Foster's Employee Share and Option Plan.

Under the International Plan, employees resident in the United States and the United Kingdom had the right to contribute a specified percentage of their remuneration to purchase shares in the Company at a discount of up to fifteen percent of the prevailing market price. Shares under the Plan were subject to a restriction on transfer of twelve months or until the employee left the Company.

The International Plan was last approved by shareholders at the Annual General Meeting of the Company in 2003. Further issues under the International Plan ceased in January 2005 on the basis that participants are eligible to participate in the Share Grant Plan (described above).

As the International Plan has similar features to the new Employee Share Acquisition Plan ("**Acquisition Plan**") which was presented to shareholders for approval at the 2006 Annual General Meeting, the Company intends to revive, and to the extent applicable make offers under, the International Plan in place of offers under the Acquisition Plan in certain overseas jurisdictions where the International Plan may be more suitable than the Acquisition Plan due to local regulatory issues.

No offers were made under the International Plan during the year ended 30 June 2007.

	Balance as at 30 June 2006	Number of participants	Shares offered during the year	Shares sold and/or released	Balance as at 30 June 2007	Number of participants
International Employee Share Plan	402,720	216	Nil	(76,475)	326,245	174

Foster's Employee Share and Option Plan – Shares

Under the Foster's Employee Share and Option Plan, eligible employees were offered fully paid ordinary shares at a discount of fifty cents per share ($0.50) from the prevailing market price, funded by an interest free loan arranged by the Company. The loan is repaid by applying dividends paid on the shares or voluntary payments by the employee. The shares could not be transferred for three years or until the loan was repaid, and on leaving the Company all loan balances must be repaid by the employee.

Note 26 Employee Equity Plans (continued)

No additional offers are currently planned under the Foster's Employee Share and Option Plan, as participants are now eligible to receive shares under the Share Grant Plan, which is intended to replace this plan.

As at the reporting date, interest free loans remain outstanding in respect of 10,776,500 fully paid ordinary shares and therefore subject to the rules of this plan.

No additional grants are currently planned under the shares component of the Foster's Employee Share and Option Plan.

	Balance as at 30 June 2006	Number of participants	Shares offered during the year	Shares sold and/or released	Balance as at 30 June 2007	Number of participants
Foster's Employee Share and Option Plan – Shares	14,011,100	216	Nil	(3,234,600)	10,776,500	1,591

Foster's Employee Share Acquisition Plan

Foster's Employee Share Acquisition Plan was established to facilitate on-market acquisition of shares by employees on a voluntary basis. The plan was approved by shareholders at the 2006 Annual General Meeting. Under the plan, employees may be given the opportunity to increase shareholdings in the Company, using funds that would otherwise have been paid to them via salary or bonus.

To date, four senior employees have elected to participate in the plan in relation to the 2006 STIP payment, resulting in 39,989 shares being bought on-market in October 2006. These shares were placed in trust and do not become available to the employee until 3 years from the date of purchase, or they cease employment with the Company, whichever comes first. It is the Company's intention that, in future, more employees will become eligible to participate in the Employee Share Acquisition Plan.

Balance	Number of participants	Shares offered during the year	Shares sold and/or released	Balance as at 30 June 2007	Number of participants
0	Nil	39,989	(23,036)	16,953	3

Foster's Long Term Incentive Plan

Under the Foster's Long Term Incentive Plan (LTIP), participants (who are determined selectively by the Directors), may be entitled to shares to be issued for no consideration by Foster's, subject to certain performance standards being met.

The performance standard is the Company's relative performance measured by total shareholder return compared with a specified peer group of listed companies. The performance period is generally three years, however the board may extend offers made prior to 2005 up to an additional two years.

Further details of the LTIP are included in Section 3 of the Remuneration Report.

The extended 2002 offer vested during the year. A total of 839,790 shares were allocated, and a further 95,510 were deferred to later years under the US version of the plan. For all outstanding LTIP offers, the estimated number of shares that may be granted under LTIP if performance conditions are met is as follows:

LTIP Offer	No. of Current Participants	Number of Shares at Threshold	Number of Shares at Maximum
2003 (extended)	83	1,099,900	1,099,900
2004	105	1,484,000	2,968,000
2005	161	1,971,500	3,943,000
2006	200	2,395,900	4,791,800

For those participants whose remuneration is not denominated in Australian dollars, entitlements are expressed as a local currency value until such time that shares are allocated. On this basis, the estimated aggregates listed above for the 2004, 2005 and 2006 offers are determined using the exchange from the date of offer until 30 June 2006. For the extended 2003, the average exchange rate over the preceding 3-year performance period is used.

Partly paid employee shares

Shares issued under the 1987 Employee Share Plan are described in note 22 Contributed Equity.

Note 27 Employee benefits

	FGL		Consolidated	
	2007	2006	**2007**	2006
	$m	$m	**$m**	$m
The aggregate amount of employee benefits is comprised of:				
Accrued wages, salaries and on-costs	**3.3**	11.6	**32.2**	67.7
Provisions (current)	**3.2**	3.0	**99.1**	121.5
Provisions (non current)	**1.3**	3.2	**8.4**	5.8
Total Employee benefits	**7.8**	17.8	**139.7**	195.0

The aggregate of provisions for employee entitlements as shown above are $107.5 million, consolidated (2006: $127.3 million), and $4.5 million, FGL (2006: $6.2 million).

The employee benefits for the consolidated entity are $669.1 million (2006: $774.5 million).

	Consolidated	
	2007	2006
Employee numbers		
Number of full-time equivalent employees at the reporting date	**6,588**	6,848

Note 27 Employee benefits (continued)

Superannuation Commitments

The Group has established a number of retirement funds which provide either defined or accumulation type benefits for employees within the Group, worldwide.

The benefits are provided from contributions by employee members and entities in the Group and income from fund assets invested. The members' contributions are at varying rates while contributions from controlled entities, in respect of defined benefit funds, are made at levels necessary to ensure that these funds are maintained with sufficient assets to meet their liabilities and, in respect of accumulation funds, are at fixed rates. The rate of contributions by controlled entities for defined benefit funds is determined by actuarial valuations.

Controlled entities are obliged to contribute to these funds as set out in the relevant Trust Deeds or in accordance with industrial agreements or legislation, subject to their right to reduce, suspend or terminate contributions as specified in the relevant Trust Deeds.

Following the Southcorp acquisition the Group now sponsors a number of Southcorp Superannuation funds in Australia, New Zealand, the United States and other countries where it operates. The majority of members receive accumulation benefits, however the primary fund (Plum Superannuation Fund for Southcorp Employees) is classified as a defined benefit fund because a number of members receive defined benefits.

Based on the latest actuarial valuation at 30 June 2005 performed by RS Mitchell FIA, FIAA, ASA, the assets of Foster's Group Superannuation Fund were materially sufficient to satisfy all benefits that would have vested in the event of their termination or in the event of the voluntary or compulsory termination of employment of each employee. The actuarial valuation at 30 June 2005 identified the value of the Foster's Group Superannuation Fund assets to be $268.2 million. Fully vested benefits at this date were $264.6 million (fund assets in excess by $3.6 million). Accrued benefits at this date were $260.1 million (fund assets in excess by $8.1 million).

The actuary has estimated that the surplus assets compared with vested benefits under the Foster's Group Superannuation Fund as at 30 June 2007 is approximately $11.6 million (30 June 2006: $9.1 million). The Group does not expect to make contributions to its defined benefit pension plans in 2008 and expects contributions of $0.4 million by plan participants.

The Group sponsors the defined benefit plans as noted above. The amounts recognised in the consolidated income statements and the funded status and amounts recognised in the consolidated balance sheets are summarised below:

	FGL		Consolidated	
Amounts recognised in income statement	**2007**	2006	**2007**	2006
	$m	$m	**$m**	$m
Current service cost	**2.5**	1.7	**5.3**	6.7
Interest cost	**2.0**	1.1	**4.4**	4.5
Expected return on plan assets	**(3.8)**	(2.0)	**(8.3)**	(8.0)
Net benefit expense	**0.7**	0.8	**1.4**	3.2
Amounts recognised in balance sheet				
Present value of benefit obligation	**29.6**	28.8	**92.8**	103.1
Fair value of plan assets	**30.7**	29.6	**96.5**	107.5
Net defined benefit superannuation fund asset/(liability)	**1.1**	0.8	**3.7**	4.4
Experience adjustments - plan liabilities	**0.3**	0.4	**1.1**	1.8
Experience adjustments - plan assets	**0.9**	0.7	**3.2**	2.1

All actuarial gains or losses are recognised in the balance sheet as they are identified. Adjustments to actuarial gains and losses are recognised directly to retained earnings, in accordance with AASB 119, "Employee Entitlements". There are no past service costs attributable to any Foster's Group defined benefit Superannuation fund. The net defined benefit Superannuation fund asset recognised at 30 June 2007 has been determined to be recoverable to the Group through contribution holidays in the future. In 2005 the present value of benefit obligations was $111.3 million (FGL $30.3 million), the fair value of plan assets was $104.5 million (FGL $28.2 million) and the net defined benefit superannuation liability was $6.8 million (FGL $2.1 million).

Note 27 Employee benefits (continued)

	FGL		Consolidated	
	2007	2006	**2007**	2006
	$m	$m	**$m**	$m
Amounts recognised in statement of recognised income and expenses				
Actuarial (gain)/loss carried forward at the beginning of the year	**(4.5)**	(2.3)	**(15.8)**	(2.8)
Recognised actuarial (gain)/loss	**(0.9)**	(2.2)	**(0.7)**	(13.0)
Actuarial (gain)/loss at the end of the year	**(5.4)**	(4.5)	**(16.5)**	(15.8)
Movement in present value of benefit obligation				
Defined benefit obligation at the beginning of the year	**28.8**	30.3	**103.1**	115.2
Current service cost	**2.5**	1.7	**5.3**	6.7
Interest cost	**2.0**	1.1	**4.4**	4.5
Contributions by plan participants	**0.2**	0.2	**0.5**	0.6
Actuarial (gain)/losses	**0.1**	(1.7)	**(12.3)**	(9.9)
Benefits paid	**(4.0)**	(2.8)	**(8.0)**	(14.2)
Foreign exchange			**(0.2)**	0.2
Defined benefit obligation at the end of the year	**29.6**	28.8	**92.8**	103.1
Comprising amounts from:				
- plans that are wholly or partly funded	**29.6**	28.8	**92.8**	103.1
- plans that are wholly unfunded	**-**	-	**-**	-
Movement in fair value of plan assets				
Fair value of plan assets at the beginning of the year	**29.7**	28.2	**107.5**	104.5
Expected return on plan assets	**3.8**	2.0	**8.3**	8.0
Actuarial gain/(losses)	**1.0**	0.5	**(11.6)**	3.1
Employee contributions	**-**	1.6	**-**	5.7
Contributions by plan participants	**0.2**	0.2	**0.5**	0.6
Benefits paid	**(4.0)**	(2.8)	**(8.0)**	(14.2)
Foreign exchange			**(0.2)**	(0.2)
Plan assets at the end of the year	**30.7**	29.7	**96.5**	107.5

The fair value of plan assets includes no amounts relating to any of the companies own financial instruments or any property occupied by, or other assets used by the Group. The expected return on assets is determined by weighting the expected long term return for each class by the target allocations of assets to each class. The returns used for each asset class are net of investment tax and investment fees. The actual return on plan assets was $11.9 million (2006: $10.8 million) for the Group and $5.9 million (2006: $3.0 million) for FGL. The group does not expect to contribute to its defined benefits pension plans in 2008 and expects contributions of $420,000 by plan participants. The percentage invested in each asset class at the reporting date are:

	FGL		Consolidated	
	2007	2006	**2007**	2006
	%	%	**%**	%
Equity securities	**67.6**	72.0	**67.6**	71.3
Debt securities	**25.0**	25.0	**25.0**	25.0
Property securities	**3.1**	3.0	**3.1**	3.1
Other	**4.2**	-	**4.2**	0.5

Note 27 Employee benefits (continued)

The principal actuarial assumptions used in determining defined benefit superannuation obligations for the Group's plans are as follows:

	FGL		Consolidated	
	2007	2006	**2007**	2006
	%	%	**%**	%
Disount rate (net of tax)	**5.0**	5.0	**5.0**	5.0
Expected rate of return on assets (net of tax)	**9.4**	8.0	**9.4**	8.0
Future salary increases	**4.0**	4.0	**4.0**	4.1
Actual return on plan assets	**16.0**	15.1	**16.0**	15.1

Note 28 Remuneration of auditors

	FGL		Consolidated	
	2007	2006	**2007**	2006
	$ 000's	$ 000's	**$ 000's**	$ 000's
Amounts received, or due and receivable, by the auditors for:				
auditing and reviewing the financial statements				
- auditors of FGL	**1,688.0**	2,312.0	**3,393.4**	4,757.0
- associated firms of FGL auditors	**-**	137.0	**1,082.0**	1,743.0
- other firms			**-**	48.0
other assurance				
- auditors of FGL	**58.0**	121.0	**111.0**	346.0
- associated firms of FGL auditors			**-**	32.0
Total audit and other assurance				
- auditors of FGL	**1,746.0**	2,433.0	**3,504.4**	5,103.0
- associated firms of FGL auditors	**-**	137.0	**1,082.0**	1,775.0
- other firms			**-**	48.0
	1,746.0	2,570.0	**4,586.4**	6,926.0
taxation				
- auditors of FGL	**149.0**	232.0	**149.0**	232.0
- associated firms of FGL auditors	**-**	-	**20.0**	117.0
Total other services				
- auditors of FGL	**149.0**	232.0	**149.0**	232.0
- associated firms of FGL auditors	**-**	-	**20.0**	117.0
	149.0	232.0	**169.0**	349.0
Totals				
- auditors of FGL	**1,895.0**	2,665.0	**3,653.4**	5,335.0
- associated firms of FGL auditors	**-**	137.0	**1,102.0**	1,892.0
- other firms			**-**	48.0
Total Remuneration of auditors	**1,895.0**	2,802.0	**4,755.4**	7,275.0

The Group employs its statutory auditor PricewaterhouseCoopers to provide other non-audit services where their expertise and experience best qualifies them to provide the appropriate service and as long as stringent independence requirements are satisfied.

Note 28 Remuneration of auditors (continued)

In 2007 other assurance is for services relating to non-wholly owned entities, remuneration and tax related reviews and AGM attendance. In 2006 other assurance includes related services provided to the Group in respect to the divestments of China, Vietnam and India.

The Audit Committee has completed an evaluation of the overall effectiveness and independence of the external auditor, PricewaterhouseCoopers. As part of this process, the external auditor has provided a written statement that no professional engagement for the Group has been carried out which would impair their independence as auditor. The Chairman of the Audit Committee has advised the Board that the Committee's assessment is that the provision of these services has not impaired the independence of the auditor.

Note 29 Commitments

	FGL		Consolidated	
	2007 $m	2006 $m	**2007 $m**	2006 $m
Leases				
Non cancellable operating leases				
Commitments in relation to leases contracted for at the reporting date but not recognised as liabilities, payable				
- under 1 year	**1.0**	0.9	**49.3**	65.1
- between 1 year and 5 years	**0.1**	1.0	**134.5**	144.1
- over 5 years			**155.9**	207.0
Total Lease commitments	**1.1**	1.9	**339.7**	416.2
Capital expenditure and other commitments				
The following expenditure has been contracted but not provided for in the financial statements.				
Capital expenditure				
- under 1 year			**13.0**	6.3
Total Capital expenditure and other commitments			**13.0**	6.3
Other commitments				
- under 1 year	**0.9**	1.2	**28.4**	25.4
- between 1 year and 5 years			**48.2**	45.5
- over 5 years				
Total Other Commitments	**0.9**	1.2	**76.6**	70.9

Note 30 Contingent liabilities

	FGL		Consolidated	
	2007	2006	**2007**	2006
	$m	$m	**$m**	$m
Arising in respect of individual controlled entities: amounts uncalled on shares in controlled entities	**23.9**	23.1		
Arising in respect of individual controlled entities: guarantees				
- banks and other financiers	**2,967.9**	4,229.7		
- other persons				
Arising in respect of other persons: guarantees				
- banks and other financiers			**-**	150.0
- other persons	**612.9**	10.8	**612.9**	46.8
Retirement benefits payable on termination in certain circumstances, under service agreements with executive Directors and other persons who take part in the management of the Company	**7.4**	7.0	**10.4**	11.0
Total Contingent liabilities	**3,612.1**	4,270.6	**623.3**	207.8

Disputed tax assessments

On 29 June 2007 the Group received assessment notices from the Australian Commissioner of Taxation (the Commissioner) for primary tax of $548.7 million and penalties and interest of $302.0 million. The assessments are attributable to the 1995 to 2004 income tax years and relate to the utilisation of tax losses associated with the funding of the Elders Finance Group (EFG) in the 1980s and 1990s. Foster's is disputing these assessments. Foster's view of the positions adopted by the Commissioner is that its potential maximum exposure in relation to these and related assessments is limited to $545.7 million, comprising $340.9 million for primary tax and $204.8 million for penalties and interest. The Commissioner has issued assessments for the higher amounts in order to cover all possible alternative positions that may be argued in Federal Court proceedings currently underway. Foster's initiated the Federal Court proceedings during the year to obtain certainty about the availability of the tax losses, following the Commissioner's disallowance of an objection against an assessment for tax for a Foster's subsidiary company.

The Group is confident of the position it has adopted and intends to defend vigorously the deduction claims. Part payment of the disputed tax assessments was required pending resolution of the dispute. The Group paid $244.3 million to the Commissioner in August 2007 in respect of the assessments. This amount is fully refundable in the event that the matter is resolved in favour of Foster's. This amount has been recorded on the balance sheet at 30 June 2007 as a receivable and a current tax liability. An amount of $288.8 million has been included as a contingent liability arising in respect of other persons.

Divestment warranties

The Group has various contingent liabilities arising in connection with the sale of discontinued operations. Under the various sale agreements the Group has given customary representations, warranties and indemnities in respect of the divested businesses and their assets and liabilities. These representations, warranties and indemnities expire at various times through to December 2008. In addition, specific tax related warranties apply for any assessments that may be issued in respect of the period of Foster's ownership. The maximum potential loss arising from the contingent liabilities, excluding tax related matters, has been identified as a "guarantee to other persons", however it is not envisaged that any material unrecorded loss is likely to arise.

Financial guarantees

At the time of the Group's divestment of the Australian Leisure and Hospitality business in November 2003, Australian Leisure & Entertainment Property Trust (ALE Trust) issued $150.0 million of unsecured cumulative redeemable loan securities which are redeemable on 30 September 2011. FGL provided a guarantee over the principal and interest payments on the notes in the event of payment default by ALE Trust, for the duration of the notes. Under the new accounting standard requirement pertaining to Financial Guarantee Contracts effective from 1 July 2006, this debt-related financial guarantee has been removed as a contingent liability and will now be disclosed in the Annual Report in accordance with the requirements of AASB 139 "Financial Instruments : recognition and measurement". Comparatives have not been restated.

Litigation

Various entities in the Group are party to legal actions, other than the Tax Assessment matter identified, which have arisen in the ordinary course of business. The actions are being defended and no material losses are expected to arise.

Note 31 Notes to the statements of cash flows

Reconciliation of cash

For the purpose of the statements of cash flows, cash includes cash at bank, on hand, in transit and on short term deposit, and investments in money market instruments, net of outstanding bank overdrafts. Cash at the end of the year as shown in the statements of cash flows is reconciled to the related items in the statements of financial position as follows:

	FGL		Consolidated	
	2007	2006	**2007**	2006
	$m	$m	**$m**	$m
cash at bank, on hand and in transit (note 9)	**2.6**	2.4	**102.7**	295.6
cash on deposit (note 9)			**184.8**	154.0
bank overdrafts (note 21)			**-**	(1.6)
	2.6	2.4	**287.5**	448.0

Reconciliation of net cash flows from operating activities to profit after income tax

	FGL 2007 $m	FGL 2006 $m	Consolidated 2007 $m	Consolidated 2006 $m
profit for the year	**734.9**	725.3	**969.9**	1,169.8
depreciation and amortisation	**5.8**	5.5	**153.4**	163.9
contributions from partnerships			**(10.5)**	(2.5)
(profit)/loss on disposal of non-current assets	**(1.0)**	-	**(140.9)**	(8.2)
(profit)/loss on disposal of investments and other assets			**0.1**	(5.1)
(profit)/loss on disposal of intangibles			**-**	(728.1)
(profit)/loss on disposal of controlled entities			**(1.0)**	(11.3)
(profit)/loss on disposal of discontinued operations	**0.8**		**(192.0)**	(1.8)
valuation decrement on grapes and vines			**38.0**	7.1
recoverable amount write-down	**1.8**	-	**21.6**	103.8
provisions	**7.8**	14.0	**71.3**	48.1
movement in unrealised foreign exchange	**0.4**	-	**1.5**	(21.1)
Net cash provided by operating activities before change in assets and liabilities	**750.5**	744.8	**911.4**	714.6
change in working capital, net of effects from acquisition/disposal of controlled entities				
- receivables	**(826.5)**	(960.4)	**(113.0)**	29.7
- inventories	**(0.1)**		**61.7**	59.8
- other assets	**1.8**	(6.1)	**4.6**	46.5
- accounts payable	**(223.1)**	(8.1)	**(13.8)**	(7.7)
- provisions	**(10.5)**	(4.0)	**(103.6)**	(7.7)
net cash flows from operating activities [1]	**(307.9)**	(233.8)	**747.3**	835.2

1. Net cash flows from operating activities includes $62.9 million net cash outflow (2006: $47.2 million net cash outflow) resulting from net material items.

Note 31 Notes to the statements of cash flows (continued)

	Consolidated 2007 $m	2006 $m
Net assets acquired		
consideration previously accrued, now paid	-	206.3
less: net cash balances and cash equivalents acquired	-	-
	-	206.3
Net assets of entities acquired reconciles to the cash flow statement as follows:		
payments to acquire controlled entities (net of cash balances acquired)	(1.4)	(156.2)
payments to acquire other assets	-	(50.1)
	(1.4)	(206.3)
Entities disposed		
Consideration		
- net proceeds per cash flow statement	517.3	28.9
- cash at disposal date	37.4	0.3
- gross proceeds	554.7	29.2
- loan repayment	10.8	-
- deferred consideration and accrued costs	(9.0)	-
	556.5	29.2
Net assets disposed of		
- cash	37.4	0.3
- receivables	52.5	1.9
- inventories	100.3	12.1
- property, plant and equipment	109.0	1.6
- intangibles	62.9	0.9
- accounts payable	(19.2)	(3.2)
- borrowings	(7.1)	(0.1)
- provisions	(7.4)	(1.1)
- net tax liabilities	(4.1)	-
	324.3	12.4
Gross profit on disposal	232.2	16.8
Restructuring costs	(44.4)	(5.5)
Exchange fluctuation transferred from reserves and included in net profit	4.2	-
Net profit on disposal	192.0	11.3

Refer to Borrowings (note 20) and Employee equity plans (note 26) for details of non-cash financing transactions relating to employee share plans, the Long Term Incentive Plan and the DRP.

Note 32 Non-Director related party disclosures

Ownership interests in related parties

All material ownership interests in related parties are disclosed in note 25 to the financial statements.

Transactions with entities in the wholly-owned Group

FGL advanced and repaid loans and provided management, accounting and administrative assistance to other entities in the wholly-owned Group during the year. With the exception of some interest-free loans provided by FGL and transfer of the benefit of income tax losses for no consideration between controlled companies, these transactions were on commercial terms and conditions.

Note 33 Events occurring after reporting date

The Group announced its intention to return up to $350 million to shareholders through the combination of a $250 million off-market share buy-back tender process and an on-market buy-back of shares up to $100 million.

Note 34 Controlled entities

The Group has a 100 per cent ownership interest in the ordinary share capital of the following entities for the current and prior year except where noted:

	Country of incorporation
3S SAS	France
A.C.N. 004 039 070 Pty. Ltd.	Australia
A.C.N. 008 008 526 Pty. Ltd.	Australia
A.C.N. 070 379 869 Pty. Ltd.	Australia
Aldershot Nominees Pty. Ltd. [2]	Australia
Amayana Pty. Ltd.	Australia
AML&F Holdings Pty. Ltd.	Australia
Anglemaster Limited	United Kingdom
Archana Pty. Ltd.	Australia
Ashwick (N.T.) No.7 Pty. Ltd.	Australia
Ashwick (Qld) No 15 Pty. Ltd.	Australia
Ashwick (Qld.) No. 127 Pty. Ltd.	Australia
Ashwick (Qld.) No. 167 Pty. Ltd.	Australia
Ashwick (Qld.) No. 96 Pty. Ltd.	Australia
Australian Estates Pty. Ltd.	Australia
Australian, Mercantile, Land and Finance Company Pty. Ltd.	Australia
B. Seppelt & Sons Limited [2]	Australia
Barossa Vineyards Limited [2]	Australia
Beringer Blass Distribution S.R.L.	Italy
Beringer Blass Italia S.R.L.	Italy
Beringer Blass Wine Estates Chile Limitada	Chile
Beringer Blass Wines Estates Pty. Ltd. [2] (formerly Foster's Wine Estates Pty. Ltd.)	Australia
Beringer Blass Wines Pty. Ltd. [2]	Australia
Bevcorp Pty. Ltd.	Australia
Bilyara Vineyards Pty. Ltd. [2]	Australia
Bourse du Vin Limited	United Kingdom
Brenchley Pty. Limited	Australia
Brewing Holdings Pty. Ltd. [2]	Australia
Brewing Investments Pty. Ltd. [2]	Australia
Brewman Group Limited	United Kingdom
Brewtech Pty. Ltd.	Australia
Bright Star Investments Pty. Ltd. [2]	Australia
Bulmer Australia Ltd. [2]	Australia
Bulmer Harvest Limited	New Zealand
C.U.B. Pty. Ltd.	Australia
Carlton & United Breweries (N.S.W.) Pty. Ltd. [2]	Australia
Carlton and United Beverages Limited [2] (formerly Foster's Australia Limited)	Australia

	Country of incorporation
Carlton and United Breweries (Queensland) Pty. Ltd. [2]	Australia
Carlton and United Breweries Pty. Ltd. [2]	Australia
Carlton Brewery Hotels (N.R.) Pty. Ltd.	Australia
Carlton Brewery Hotels Pty. Ltd. [2]	Australia
Cascade Brewery Company Pty. Ltd. [2]	Australia
Cellarmaster Wines (UK) Limited	United Kingdom
Cellarmaster Wines Holdings (UK) Limited	United Kingdom
Cellarmaster Wines Limited	New Zealand
CNAB Pty. Ltd. [2]	Australia
Coldstream Australasia Limited [2]	Australia
Craigburn Land Co. Pty. Ltd.	Australia
CSB Pty. Ltd.	Australia
Cuppa Cup Vineyards Pty. Limited	Australia
Dennys Strachan Mercantile Pty. Ltd.	Australia
Derel ESC Pty. Ltd. [2]	Australia
Devil's Lair Pty. Ltd.	Australia
Dismin Investments Pty. Ltd. [2]	Australia
Dreamgame Limited	United Kingdom
East West Oriental Brewing Company Limited	United Kingdom
EFBI Limited	United Kingdom
EFG Australia Pty. Ltd.	Australia
EFG Finance Leasing Pty. Ltd.	Australia
EFG Holdings (USA) Inc.	United States
EFG Investments Pty. Ltd.	Australia
EFG Securities Pty. Ltd.	Australia
EFG Treasury Pty. Limited	Australia
ELFIC Pty. Ltd.	Australia
Elstone Developments Pty. Ltd.	Australia
Etude Wines, Inc.	United States
Ewines Pty. Limited	Australia
FBG Brewery Holdings UK Limited	United Kingdom
FBG Finance Limited	Australia
FBG Holdings (UK) Limited	United Kingdom
FBG Incentive Pty. Ltd.	Australia
FBG International Limited	United Kingdom
FBG Treasury (Aust.) Limited	United Kingdom
FBG Treasury (Europe) BV	Netherlands

Note 34 Controlled entities (continued)

	Country of incorporation
FBG Treasury (NZ) Limited	New Zealand
FBG Treasury (UK) PLC	United Kingdom
FBG Treasury (USA) Inc.	United States
FBI Holdings Pty. Ltd.	Australia
FGL Employee Share Plan Pty. Ltd.	Australia
FGL Finance (Aust.) Limited	Australia
FGL Finance (USD) Pty. Ltd.	Australia
FGL Insurance Company Pte. Ltd.	Singapore
Filehaze Pty. Limited	Australia
Finnews Pty. Limited	Australia
Foster's Americas Inc. (formerly Mildara Blass Holdings Inc.)	United States
Foster's Australia Limited [2] (formerly Carlton and United Beverages Limited)	Australia
Foster's Beverage Trading (Shanghai) Co. Ltd.	China
Foster's Brewing International Pty. Ltd.	Australia
Foster's Share Plans Pty. Ltd.	Australia
Foster's (Cambodia) Ltd.	Cambodia
Foster's Beverage Services Pty. Ltd.	Australia
Foster's Brewing Group (USA) Limited	United States
Foster's Brewing Group Pty. Ltd.	Australia
Foster's EMEA Limited (formerly FGL Wine Estates EMEA Limited)	United Kingdom
Foster's Finance Corp.	United States
Foster's Group Asia Holdings Pty. Ltd.	Australia
Foster's Group Limited [2]	Australia
Foster's New Zealand Limited	New Zealand
Foster's New Zealand (Matua) Limited (formerly Beringer Blass Wine Estates Limited)	New Zealand
Foster's People Pty. Ltd. [2]	Australia
Foster's Sports Foundation	Australia
Foster's Wine Estates America Company	United States
Foster's Wine Estates Canada, Inc.	Canada
Foster's Wine Estates Holdings Inc.	United States
Foster's Wine Estates Limited (formerly Beringer Blass Wine Estates Limited) [2]	United Kingdom
Foster's Wine Estates Sales Co.	United States
Galemaze Pty. Limited	Australia
Glenloth Wines Pty. Limited	Australia
Global Vineyards BV	Netherlands
Great Western Sparkling Wines Pty. Ltd.	Australia
Hotel (FP) Pty. Ltd.	Australia
Ieiro Pty. Ltd.	Australia
Il Cavalieri del Castello di Gabbiano S.r.l.	Italy
I-NOVA Consulting Pty. Ltd.	Australia
Interbev Pty. Limited [2]	Australia
James Herrick Wines Limited	United Kingdom
Kaiser Stuhl Wines Pty. Limited	Australia
Kangaroo Ridge Wines Europe Limited	United Kingdom
Killawarra Vintage Wines Pty. Ltd.	Australia
Krondorf Wines Pty. Ltd.	Australia
Leo Buring Pty. Ltd.	Australia
Liana Cottage Pty. Ltd. [2]	Australia
Lindeman (Holdings) Limited [2]	Australia
Lindemans Wines Pty. Limited	Australia
LTIP Incentive Pty. Ltd.	Australia
Maglieri Wines Pty. Ltd.	Australia
Majorca Pty. Ltd. [2]	Australia
Matua Finance Limited	New Zealand
Matua Valley Wines Limited	New Zealand
MBBC Limited [2]	Australia
Melbourne Brewery Company Pty. Ltd.	Australia
Mildara Blass Wines Inc.	United States
Mildara Holdings Pty. Limited [2]	Australia
Moorabbin Junction Pty. Limited	Australia
N.T. Brewery Pty. Ltd. [2]	Australia
New Crest Investments Pty. Ltd. [2]	Australia
Nexus Global Pty. Ltd.	Australia
Neyog (UK) Limited	United Kingdom
North America Packaging (Pacific Rim) Corporation	United States
North Lakes Marketing Consultancy Trust	Australia
North Lakes Marketing Pty. Ltd.	Australia
North Lakes Sales Agency Trust	Australia
North Lakes Sales Pty. Ltd.	Australia
North Napa Land Co.	United States
Nova Glen Pty. Ltd.	Australia
Oakland Glen Pty. Ltd.	Australia
Penfolds Wines Pty. Ltd.	Australia
Penval Wines S.A.S.	France
Pitt, Son & Badgery Pty. Ltd.	Australia
Power Brewing Company Pty. Ltd.	Australia
Premium Land, Inc.	United States
Queensland Breweries Pty. Ltd. [2]	Australia
RAL European Holdings Limited	Netherlands
Raust International Investments BV	Netherlands
Robertsons Well Pty. Ltd.	Australia
Robertsons Well Unit Trust	Australia
Rosemount Estate Wines Limited	United Kingdom
Rosemount Estates Pty. Ltd.	Australia
Rosemount Ventures Australia Pty. Ltd.	Australia
Rosemount Vineyards Pty. Limited	Australia
Rothbury Sales Pty. Limited	Australia
Rothbury Wines Pty. Ltd. [2]	Australia
Rouge-Homme Wines Pty. Ltd.	Australia
Roxburgh Vineyards Pty. Ltd.	Australia
RSG Land Group Pty. Ltd.	Australia
RSG North Lakes Marketing Pty. Ltd.	Australia
RSG North Lakes Sales Pty. Ltd.	Australia
Rumar International Pty. Ltd. [2]	Australia

Note 34 Controlled entities (continued)

	Country of incorporation
SC de la Boulandiere	France
SCA 246D Pty. Ltd.	Australia
SCA 605 Pty. Ltd.	Australia
SCA des Garrigues de Truilhas	France
SCA du Domaine de la Motte	France
SCP 197 Pty. Ltd.	Australia
SCP 518 Limited [2]	Australia
SCW 040 Pty. Ltd.	Australia
SCW 357 Pty. Ltd.	Australia
SCW 423 Limited [2]	Australia
SCW 905 Limited [2]	Australia
Seaview Winery Pty. Ltd.	Australia
Seaview Wynn Pty. Limited	Australia
Secret Stone Limited	Australia
Selion Pty. Ltd.	Australia
Sharden Lodge Pty. Ltd.	Australia
Shingle Peak Wines Limited	New Zealand
Silvester Brothers (AMH) Pty. Limited	Australia
Silvester Brothers (AMHUK) Limited	United Kingdom
Societe D Embouteillage Beaujolais Macon Bourgogne	France
Societe D Investissue Du Beaujolais	France
Somar Pty. Ltd. [2]	Australia
Southcorp Australia Pty. Ltd. [2]	Australia
Southcorp Brands Pty. Ltd. [2]	Australia
Southcorp Employee Share Plan Pty. Ltd.	Australia
Southcorp Executive Share & Option Plan Pty. Ltd.	Australia
Southcorp Finance Europe Limited	United Kingdom
Southcorp Finance Limited	Australia
Southcorp Finance USA, Inc.	United States
Southcorp International Investments Pty. Ltd. [2]	Australia
Southcorp Investments France SA	France
Southcorp Investments Pty. Ltd. [2]	Australia
Southcorp Limited [2]	Australia
Southcorp NZ Pty. Ltd. [2]	Australia
Southcorp Whitegoods Pty. Ltd.	Australia
Southcorp Wines Asia Pty. Limited	Australia
Southcorp Wines E-Commerce Holdings Pty. Ltd.	Australia
Southcorp Wines Estates, LLC	United States
Southcorp Wines Europe Limited	United Kingdom
Southcorp Wines NZ Limited	New Zealand

	Country of incorporation
Southcorp Wines Pty. Limited [2]	Australia
Southcorp XUK Limited	Australia
SRP 500 Pty. Ltd.	Australia
SRP 687 Pty. Ltd.	Australia
Stamford Hotel Pty. Ltd.	Australia
T'Gallant Winemakers Pty. Ltd.	Australia
The Australian Wine Centre Limited	United Kingdom
The Ballarat Brewing Company Pty. Ltd.	Australia
The Castlemaine Brewery Company Melbourne Pty. Ltd.	Australia
The Continental Spirits Company Pty. Ltd. [2]	Australia
The Continental Wines and Spirits Company (NZ) Limited	New Zealand
The Foster Brewing Co. Pty. Ltd.	Australia
The New Zealand Wine Club Limited	United Kingdom
The Rothbury Estate Pty Ltd. [2]	Australia
The Shamrock Brewing Company Proprietary Limited	Australia
The Wine Exchange Limited	United Kingdom
Tibsco Limited	United Kingdom
Tibsco Pensions Limited	United Kingdom
Tolley Scott & Tolley Limited [2]	Australia
Tract 4/5 LLC	United States
Trinity Park Inc.	United States
Trusco Pty. Ltd.	Australia
Tumbarumba Sparkling Wines Pty. Ltd.	Australia
Victoria Brewery Pty. Ltd. [2]	Australia
Vignobles James Herrick Sarl	France
Vinpac Packaging Pty. Ltd. [2]	Australia
Vintners Imports Pty. Limited	Australia
Voskane Pty. Ltd. [2]	Australia
Waikoukou Vineyards Limited	New Zealand
Whitecross Investments Pty. Ltd.	Australia
Windermere Securities Limited	Turks and Caicos Islands
Wine Planet Holdings Pty. Ltd.	Australia
Wine Vault Limited	New Zealand
Winemaker's Choice Limited	United Kingdom
Wolf Blass Wines Pty. Ltd. [2]	Australia
Wood Hall (Aust.) Pty. Limited	Australia
Woodley Wines Pty. Ltd.	Australia
Wynn Winegrowers Pty. Ltd.	Australia
Wynns Coonawarra Estate Pty. Ltd.	Australia

Note 34 Controlled entities (continued)

The Foster's Group has a controlling interest in the ordinary share capital of the following entities that are not 100 per cent owned:

	Country of incorporation	Group ownership percentage 2007	2006
Foster's Group Pacific Limited	Fiji	**60.6%**	60.6%
Graymoor Estate Joint Venture	Australia	**48.8%**	48.8%
Graymoor Estate Pty. Ltd.	Australia	**48.8%**	48.8%
Graymoor Estate Unit Trust	Australia	**48.8%**	48.8%
Greg Norman Estates Joint Venture	Australia	**70.0%**	70.0%
Kangaroo Ridge Wine Company Pty. Ltd.	Australia	**51.0%**	51.0%
North Para Environment Control Pty. Ltd.	Australia	**69.9%**	67.3%
Samoa Breweries Limited	Samoa	**56.9%**	56.9%
South Pacific Distilleries Limited	Fiji	**60.6%**	60.6%

Entities in which the Group's ownership interest is 50 per cent or less are consolidated where the Group has the capacity to control the entities or has the capacity to enjoy the majority of the benefits and to be exposed to the majority of the risks of the entity.

Entities no longer controlled

Accenta Paul GmbH Beratung Fur Werbung Und Direktvertrieb
Amberton Wines Pty. Limited [4]
Amwex Inc.
Austindia Pty. Ltd.
Bacchus Gate Corp.
Balfours Imports Inc.
Beringer Wine Estates Foreign Sales Corporation
Bourse du Vin International B.V.
Briar Ridge Manufacturing Pty. Ltd.
Briar Ridge Vineyards Pty. Ltd
Cardmember Wines Limited
Cardmember Wines Pty. Limited [4]
Carter and Associates (2000) Limited
Cellarmaster Wines Czech Republic s.r.o.
Cellarmaster Wines Denmark ApS
Cellarmaster Wines Europe B.V.
Cellarmaster Wines GmbH (Austria)
Cellarmaster Wines GmbH (Germany)
Cellarmaster Wines Pty. Limited [3]
Cellarmaster Wines S.A
Cellarmasters Direct Selling Europe
Data Co-ordination Centre Inc. – The Wine Exchange
Demener Pty. Ltd.
Dorrien Estate Winery Pty. Ltd. [3]
ESG (Enterprises) NV [4]
FBG Canada Limited
FBG India Holdings Limited
FBG Vietnam Holdings Pty. Ltd. [3]
Foster's Danang Limited
Foster's Group Canada Inc.
Foster's India Private Limited
Foster's Tien Giang Limited
Foster's Vietnam Limited
Graf von Rudesheim
Grand Cru Expertise 'De Belgische Wijnbeurs' N.V.
Grand Cru Expertise 'De Nederlandse Wijnbeurs' B.V.
Heinrich Maximilian Pallhuber GmbH & Co. KG
Harve Le Puy – La Cave de Bourgogne – S.A.R.L.
Herve Le Puy GmbH
Invin Pty. Ltd.[4]
Linton Brewing Pty. Ltd.
Mildara Blass Inc.
Navistar Group Limited [4]
Nexday Europe B.V.
Nexday Pty. Limited [3]
RSG Beachmere Pty. Ltd. [4]
Ryecroft Vineyards Pty. Ltd. [4]
Sarl Les Crus Prevendus SADCS
SCC 546 Pty. Ltd. [4]
SCC 620 Pty. Ltd. [4]
SCC 737 Pty. Ltd. [4]
SCP 825 Pty. Ltd.
SCP 919 Pty. Ltd.
SCW 165 Pty. Ltd. [4]
SCW 299 Pty. Ltd. [4]
SCW 725 Pty. Ltd. [4]
SCW 904 Pty. Ltd. [4]
Southcorp Asia Investments Pty. Ltd. [4]
Southcorp Wines Superannuation Fund Pty. Ltd. [4]
South Pacific Distilleries Limited [4]
Telemasters Limited [4]
The Australian Wine Club Pty. Ltd. [4]
The Wine Planet International Pty. Limited [4]
VICD – Produtos Em Cortica, LDA
Vinatura GmbH
Vinpac International Pty. Limited [3]
Vinpac SADCS
World Wide Gallery GmbH
Wine Buzz KK
Wine Planet Technology Pty. Limited [4]

1. There were no entities acquired or incorporated during the current year.
2. Entity is a member of the Closed Group under the Deed of Cross Guarantee (refer to note 35) and relieved from the requirement to prepare audited financial statements by ASIC Class Order (98/1418).
3. Members exiting the closed group under the Deed of Cross Guarantee during the year.
4. Companies with applications for deregistration lodged and companies in liquidation.

Note 35 Deed of Cross Guarantee

Under the terms of ASIC class order 98/1418, certain wholly-owned controlled entities have been granted relief from the requirement to prepare audited financial reports. It is a condition of the class order that FGL and each of the relevant subsidiaries enter into a Deed of Cross Guarantee whereby each company guarantees the debts of the companies party to the Deed. The member companies of the Deed of Cross Guarantee are regarded as the "Closed Group" and identified in note 34 "Controlled Entities". Companies added and removed during the year from the Deed of Cross Guarantee are also identified in note 34.

A consolidated income statement, retained earnings reconciliation and a consolidated balance sheet, comprising FGL and controlled entities which are a party to the Deed of Cross Guarantee, after eliminating all transactions between parties to the Deed, at 30 June 2007 are set out below.

	Consolidated	
	2007	2006
	$m	$m
Income Statement		
Profit before tax	**1,541.4**	1,160.0
Income tax expense	**(164.6)**	(7.9)
Net profit	**1,376.8**	1,152.1
Retained earnings at beginning of the year	**1,662.5**	882.5
Adjustment resulting from change in accounting policy	**(5.3)**	(17.50)
Actuarial gain/(losses) on defined benefit plans	**0.5**	13.2
Aggregate of amounts transferred to / (from) reserves	**10.5**	43.9
Dividends paid during the year	**(732.5)**	(411.7)
Retained earnings at end of year	**2,312.5**	1,662.5

Note 35 Deed of Cross Guarantee (continued)

Deed of Cross Guarantee
Balance Sheet at 30 June

	Consolidated 2007 $m	2006 $m
Current assets		
Cash and cash equivalents	**280.1**	24.3
Receivables	**7,640.6**	4,847.5
Inventories	**622.4**	417.5
Non-current assets held for sale	**57.8**	82.2
Total current assets	**8,600.9**	5,371.5
Non-current assets		
Receivables	**39.1**	35.1
Inventories	**306.0**	105.6
Other financial assets	**4,053.1**	5,805.2
Property, plant and equipment	**1,457.3**	1,164.5
Agricultural assets	**128.1**	61.8
Intangible assets	**2,857.8**	404.7
Deferred tax assets	**90.0**	24.2
Total non-current assets	**8,931.4**	7,601.1
Total assets	**17,532.3**	12,972.6
Current liabilities		
Payables	**1,427.7**	850.8
Borrowings	**9,647.9**	6,648.8
Current tax liabilities	**256.8**	0.0
Provisions	**130.7**	130.1
Liabilities associated with non-current assets held for sale	**7.5**	7.4
Total current liabilities	**11,470.6**	7,637.1
Non-current liabilities		
Payables	**24.7**	21.6
Deferred tax liabilities	**68.2**	2.6
Provisions	**23.0**	5.3
Total non-current liabilities	**115.9**	29.5
Total liabilities	**11,586.5**	7,666.6
Net assets	**5,945.8**	5,306.0
Equity		
Shareholders' interest		
Contributed equity	**3,612.9**	3,616.8
Reserves	**20.4**	26.7
Retained profits	**2,312.5**	1,662.5
Total equity	**5,945.8**	5,306.0

The Directors declare that the financial statements and notes set out on pages 44 to 108:

(a) comply with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

(b) give a true and fair view of the Company's and consolidated entity's financial position as at 30 June 2007 and of their performance, as represented by the results of their operations, changes in equity and their cash flows, for the financial year ended on that date.

In the Directors' opinion:

(a) the financial statements and notes are in accordance with the Corporations Act 2001;

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable and;

(c) the audited remuneration disclosures in the Directors' Report comply with Accounting Standards AASB 124 "Related Party Disclosures" and the Corporations Regulations 2001; and

(d) there are reasonable grounds to believe that the Company and the members of the Closed Group identified in note 34 will be able to meet any obligations or liabilities to which they are or may become subject to, by virtue of the Deed of Cross Guarantee described in note 35.

The Directors have been given the declarations by the Chief Executive Officer and Chief Financial Officer as required by section 295A of the Corporations Act 2001.

This declaration is made in accordance with a resolution of the Directors.

Dated at Melbourne this 28th day of August 2007.

On behalf of the Board.

Frank J. Swan
Chairperson

Trevor L. O'Hoy
Chief Executive Officer

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Freshwater Place
2 Southbank Boulevard
SOUTHBANK VIC 3006
GPO Box 1331L
MELBOURNE VIC 3001
DX 77
Website:www.pwc.com/au
Telephone 61 3 8603 1000
Facsimile 61 3 8603 1999

Independent auditor's report to the members of Foster's Group Limited

Report on the financial report and the AASB 124 Remuneration disclosures contained in the directors' report

We have audited the accompanying financial report of Foster's Group Limited (the company), which comprises the balance sheet as at 30 June 2007, and the income statement, statement of recognised income and expenses and cash flow statement for the year ended on that date), a summary of significant accounting policies, other explanatory notes and the directors' declaration for both Foster's Group Limited and the Foster's Group (the consolidated entity). The consolidated entity comprises the company and the entities it controlled at the year's end or from time to time during the financial year.

We have also audited the remuneration disclosures contained in the directors' report. As permitted by the *Corporations Regulations 2001*, the company has disclosed information about the remuneration of directors and executives (remuneration disclosures), required by Accounting Standard AASB 124 *Related Party Disclosures*, under the heading "remuneration report" in the directors' report and not in the financial report. The remuneration report contains information also, for which an auditor's opinion is not required and has not been formed. These disclosures have been identified as such

Directors' responsibility for the financial report and the AASB 124 Remunerations disclosures contained in the directors' report
The directors of the company are responsible for the preparation and fair presentation of the financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal control relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In Note 1, the directors also state, in accordance with Accounting Standard AASB 101 *Presentation of Financial Statements*, that compliance with the Australian equivalents to International Financial Reporting Standards ensures that the financial report, comprising the financial statements and notes, complies with International Financial Reporting Standards.

The directors of the company are also responsible for the remuneration disclosures contained in the directors' report.

Auditor's responsibility
Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement. Our responsibility is to also express an opinion on the remuneration disclosures contained in the directors' report based on our audit.

PRICEWATERHOUSECOOPERS

Independent auditor's report to the members of Foster's Group Limited

(continued)

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report and the remuneration disclosures contained in the directors' report. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial report and the remuneration disclosures contained in the directors' report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial report and the remuneration disclosures contained in the directors' report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report and the remuneration disclosures contained in the directors' report.

Our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the financial report.

For further explanation of an audit, visit our website http://www.pwc.com/au/financialstatementaudit.

Our audit did not involve an analysis of the prudence of business decisions made by directors or management.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions.

Independence
In conducting our audit, we have complied with the independence requirements of the *Corporations Act 2001*.

Auditor's opinion on the financial report
In our opinion:

(a) the financial report of Foster's Group Limited is in accordance with the *Corporations Act 2001*, including:
  (i) giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2007 and of their performance for the year ended on that date; and
  (ii) complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Regulations 2001*, and

(b) the consolidated financial statements and notes also comply with International Financial Reporting Standards as disclosed in Note 1.

Auditor's opinion on the AASB 124 Remuneration disclosures contained in the directors' report
In our opinion, those remuneration disclosures contained in the directors' report subject to audit, comply with Accounting Standard AASB 124.

PricewaterhouseCoopers

PricewaterhouseCoopers

Andrew Mill
Partner

Melbourne
28 August 2007

Details of Shareholders, Shareholdings and Top 20 Shareholders

Details of shareholders and shareholdings

Holding of securities

Listed securities 28 August 2007	No. of holders	No. of shares	% Held by top 20
Fully paid ordinary shares	146,516	1,970,848,397	72.63

Unlisted securities 28 August 2007	Issue number	No. of holders	No. of shares
Ordinary shares issued under the 1987 Foster's Employee Share Plan and paid to 1.67 cents each			
Issue price of $5.83 per share	50	1	300
Issue price of $7.38 per share	51	1	4,800
Issue price of $7.97 per share	53	1	27,270
Issue price of $9.40 per share	55	1	600,000
Issue price of $8.30 per share	56	3	62,490
Issue price of $7.70 per share	57	3	32,700
Issue price of $7.63 per share	58	1	25,290
Issue price of $7.33 per share	59	2	31,800
Issue price of $5.00 per share	61	1	450
Issue price of $4.42 per share	64	1	810
Issue price of $4.32 per share	65	1	600
Total			**786,510**

FBG Incentive Pty Ltd holds 123,030 of the above shares as trustee for 235 participants in the 1987 Foster's Employee Share Plan.

Distribution of holdings – 28 August 2007

Size of holding	Number
1 – 1,000	50,906
1,001 – 5,000	72,728
5,001 – 10,000	14,277
10,001 – 100,000	8,305
100,001 and over	300
Total	**146,516**

Of these, 2,559 shareholders held less than a marketable parcel of $500 worth of shares (80 shares). In accordance with ASX Business Rules, the last sale price of the Company's shares on the ASX on 28 August 2007 was used to determine the number of shares in a marketable parcel.

Twenty largest shareholders – 28 August 2007

Shareholder	No. of fully paid ordinary shares	% of fully paid ordinary shares
HSBC Custody Nominees (Australia) Limited	343,161,563	17.41
J P Morgan Nominees Australia Limited	313,427,973	15.90
National Nominees Limited	246,001,167	12.48
Citicorp Nominees Pty Limited	168,857,500	8.57
ANZ Nominees Limited	132,437,084	6.72
RBC Global Services Australia Nominees Pty Limited	67,851,427	3.44
Cogent Nominees Pty Limited	49,650,388	2.52
Queensland Investment Corporation	23,023,503	1.17
UBS Nominees Pty Ltd	18,106,117	0.92
CSS Board and PSS Board	11,722,892	0.59
Tasman Asset Management Ltd	9,961,178	0.51
AMP Life Limited	9,364,690	0.48
Suncorp Custodian Services Pty Ltd	7,684,647	0.39
Argo Investments Limited	7,449,721	0.38
Australian Foundation Investment Company Limited	6,526,502	0.33
UBS Wealth Management Australia Nominees Pty Ltd	3,666,142	0.19
Merrill Lynch (Australia) Nominees Pty Ltd	3,203,999	0.16
Promina Equities Limited	3,191,720	0.16
M F Custodians Ltd	3,077,202	0.16
Perpetual Trustee Company Limited	2,979,188	0.15
Total	**1,431,344,603**	**72.63**

Substantial shareholders – 28 August 2007

The following shareholders have declared a relevant interest in the number of voting shares at the date of giving the notice under Part 6C.1 of the Corporations Act.

Commonwealth Bank of Australia	150,388,128
Mondrian Investment Partners Limited	146,762,604
The Capital Group Companies Inc	141,619,503
Maple-Brown Abbott Limited	120,698,061

Shareholder Information

Annual General Meeting
The Annual General Meeting of Foster's Group Limited will be held on Wednesday, 31 October 2007, at 10.30 a.m. at the Adelaide Convention Centre, North Terrace, Adelaide, South Australia. Full details are contained in the Notice of Meeting sent to all shareholders.

Voting Rights
Shareholders are encouraged to attend the Annual General Meeting, however, when this is not possible, they are encouraged to use the Proxy Form by which they can express their views.

Shareholders may also lodge a proxy online by visiting www.fostersgroup.com and clicking on 'AGM Proxy'.

Every shareholder, proxy or shareholder's representative has one vote on a show of hands, except where a shareholder appoints two proxies, in which case neither proxy is entitled to vote on a show of hands. In the case of a poll, each share held by every shareholder, proxy or representative is entitled to:

a) one vote for each fully paid share; and
b) voting rights in proportion to the paid up amount of the issue price for partly paid shares.

Stock Exchange Listing
Foster's shares are listed on the Australian Securities Exchange under the code 'FGL'.

American Depositary Receipts, sponsored by The Bank of New York, can be purchased through brokers in the US.

Share Register and Other Enquiries
If you have any questions in relation to your shareholding, share transfers or dividends, please contact our share registry:

Computershare Investor Services Pty Limited
Yarra Falls
452 Johnston Street
Abbotsford Victoria 3067
Australia

Telephone: 1300 134 708
International: +61 3 9415 4022
Facsimile: +61 3 9473 2469
(+61 3 9473 2555 only for faxing Proxy Forms)
Email: web.queries@computershare.com.au
Website: www.computershare.com.au

Please include your shareholder reference number (SRN) or holder identification number (HIN) in all correspondence to the share registry.

For enquiries relating to the operations of the Company, please contact the Foster's Investor Relations Department on:

Telephone: +61 3 9633 2773
Facsimile: +61 3 9633 2555
Email: investor.relations@fostersgroup.com
Website: www.fostersgroup.com
GPO Box 753
Melbourne Victoria 3001, Australia

Electronic Communications
Foster's has an Online Share Registry facility where shareholders can:
- Check their current and previous holding balances
- Check or update their address details
- Check or update their bank details
- Review their dividend history
- Confirm whether they have lodged a TFN/ABN exemption
- Change their Annual Report election
- Download commonly used forms
- Elect to receive email notification when dividend statements and issuer sponsored holding statements are available to view online.

Just log on to www.fostersgroup.com, go to the Shareholder Services section of the website and click on 'Foster's Online Share Registry'. For security and privacy reasons, shareholders will be required to verify their identity before they can view their records.

Dividends
A final dividend of 13.0 cents per share will be paid on 1 October 2007 to shareholders registered on 6 September 2007. For Australian tax purposes, the dividend will be 100 per cent franked at the 30 per cent company tax rate.

Shareholders can elect to have dividends paid directly into a bank account anywhere in Australia, New Zealand and the United Kingdom. Shareholders can also elect to participate in the Dividend Reinvestment Plan (DRP). The Terms and Conditions of the DRP can be found on the Foster's website (www.fostersgroup.com). Direct Credit and DRP forms are available on request from the share registry or via Foster's Online Share Registry.

Tax File Numbers, Australian Business Numbers or Exemptions
Australian taxpayers who do not provide details of their tax file number will have dividends subjected to the top marginal personal tax rate plus Medicare levy. It may be in the interests of shareholders to ensure that tax file numbers have been supplied to the share registry. Forms are available from the share registry should you wish to notify the registry of your tax file number or Australian business number or tax exemption details. Shareholders may access Foster's Online Share Registry to download a personalised form.

Change of Address
It is important for shareholders to notify the share registry in writing promptly of any change of address. As a security measure, the old address should also be quoted as well as your shareholder reference number (SRN). Shareholders may access Foster's Online Share Registry to download a personalised form.

Key Dates

6 September 2007
Record date (books closing) for 2006/2007 final dividend

1 October 2007
Final dividend for 2006/2007 payable

31 October 2007
Annual General Meeting

*19 February 2008**
Announcement of profit result for half year ending 31 December 2007

*5 March 2008**
Record date (books closing) for 2007/2008 interim dividend

*2 April 2008**
Interim dividend for 2007/2008 payable

30 June 2008
End of financial year

*26 August 2008**
Announcement of profit result for the year ending 30 June 2008

**Likely dates. Subject to confirmation.*

Foster's Group Limited
A.B.N. 49 007 620 886
Company Secretary:
Martin M Hudson
Assistant Company Secretary:
Robert K Dudfield

Registered Office:
77 Southbank Boulevard
Southbank Victoria 3006
Australia
Telephone: +61 3 9633 2000
Facsimile: +61 3 9633 2002

Contacts:
Foster's Group Ltd
A.B.N. 49 007 620 886
Company Secretary:
Martin Hudson
Assistant Company Secretary:
Robert Dudfield

Registered Office:
Foster's Group Limited
77 Southbank Boulevard
Southbank Victoria 3006
Australia
Tel: +61 3 9633 2000
Fax: +61 3 9633 2002

Foster's Americas
600 Airpark Road
PO Box 4500
NAPA California 94558
United States of America
Telephone: +1 707 259 4500
Fax: +1 707 259 4542

Foster's Europe, Middle East and Africa
Regal House
70 London Road
Twickenham Middlesex TW1 3Qs
United Kingdom
Tel: +44 20 8843 4400
Fax: +44 20 8843 4401

FSC
Mixed Sources
Product group from well-managed forests, controlled sources and recycled wood or fibre
Cert no. SCS-COC-00790
www.fsc.org
© 1996 Forest Stewardship Council

Designed and produced by Amanda Roach Design
Printed by Moore Business Systems Australia

www.fostersgroup.com

END

FOSTER'S GROUP